AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1996



                                                       REGISTRATION NO. 333-3691

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                              -------------------


                        K-III COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)
                              -------------------

             DELAWARE                              2721                             13-3647573
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                              -------------------

                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100
    (Address, including ZIP Code, and telephone number, including area code, of Registrant's principal executive office)
                              -------------------

                      SEE TABLE OF ADDITIONAL REGISTRANTS
                              -------------------

                             ANN M. RIPOSANU, ESQ.
                        K-III COMMUNICATIONS CORPORATION
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)
                              -------------------

                                    COPY TO:
                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                              -------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        TABLE OF ADDITIONAL REGISTRANTS


                                                      STATE OR OTHER    PRIMARY STANDARD       I.R.S.
                   EXACT NAME OF                     JURISDICTION OF       INDUSTRIAL         EMPLOYER
              REGISTRANT AS SPECIFIED                INCORPORATION OR    CLASSIFICATION    IDENTIFICATION
                  IN ITS CHARTER                       ORGANIZATION       CODE NUMBER          NUMBER
- ---------------------------------------------------  ----------------   ----------------   --------------
Argus Publishers Corporation ......................  California               2721             95-2219151
Bacon's Information, Inc. .........................  Delaware                 7389             36-4011543
Channel One Communications Corporation.............  Delaware                 4833             13-3783276
Daily Racing Form, Inc. ...........................  Delaware                 2721             13-3616342
DRF Finance, Inc. .................................  Delaware                 2721             13-3616341
The Electronics Source Book, Inc. .................  Delaware                 2741             36-0645610
Funk & Wagnalls Yearbook Corp. ....................  Delaware                 2731             13-3603787
Haas Publishing Companies, Inc. ...................  Delaware                 2741             58-1858150
Intermodal Publishing Company, Ltd. ...............  New York                 2721             13-2633752
Intertec Market Reports, Inc.......................  Delaware                 2721             36-1534790
Intertec Presentations, Inc. ......................  Colorado                 2721             84-0840004
Intertec Publishing Corporation....................  Delaware                 2721             48-1071277
Krames Communications Incorporated.................  Delaware                 2731             94-3151780
K-III Directory Corporation........................  Delaware                 2721             13-3555670
K-III Holdings Corporation III.....................  Delaware                 6719             13-3617238
K-III HPC, Inc.....................................  Delaware                 6719             58-2105885
K-III KG Corporation--Massachusetts................  Massachusetts            8222             04-3218659
K-III KG Corporation--New York I...................  New York                 8222             11-3193464
K-III KG Corporation--New York II..................  New York                 8222             13-3751139
K-III Magazine Corporation.........................  Delaware                 2721             13-3616344
K-III Magazine Finance Corporation.................  Delaware                 2721             13-3616343
K-III Prime Corporation............................  Delaware                 6719             13-3631019
K-III Reference Corporation........................  Delaware                 2731             13-3603781
The Katharine Gibbs Schools, Inc. .................  Delaware                 6719             13-3755180
The Katharine Gibbs Schools of Montclair, Inc. ....  New Jersey               8222             22-3275485
The Katharine Gibbs Schools of Norwalk, Inc. ......  Connecticut              8222             06-1388463
The Katharine Gibbs Schools of Piscataway, Inc. ...  New Jersey               8222             22-3275484
The Katharine Gibbs Schools of Providence, Inc. ...  Rhode Island             8222             05-0475713
Lifetime Learning Systems, Inc. ...................  Delaware                 2741             13-3763276
McMullen Argus Publishing, Inc. ...................  California               2721             95-2663753
MH West, Inc. .....................................  California               2721             95-4190756
Musical America Publishing, Inc. ..................  Delaware                 2721             13-2782528
Nelson Publications, Inc. .........................  Delaware                 2741             13-3740812
Newbridge Communications, Inc......................  Delaware                 2735             13-1932571
Paramount Publishing Inc. .........................  California               2741             33-0087025
PJS Publications, Inc. ............................  Delaware                 2721             52-1654079
R.E.R. Publishing Corporation......................  New York                 2721             13-3090623
Stagebill, Inc. ...................................  Delaware                 2721             36-2693071
Symbol of Excellence Publishers, Inc. .............  Alabama                  2721             63-0845698
Weekly Reader Corporation..........................  Delaware                 2721             13-3603780



    The address, including zip code, and telephone number, including area code, of each additional registrant's principal executive office is 745 Fifth Avenue, New York, New York 10151 (212-745-0100).


    The financial statements of the guarantor subsidiaries are omitted because K-III believes the separate financial statements would not be material to the shareholders and potential investors. The total assets, revenues, income or equity of non-guarantor subsidiaries, both individually and on a combined basis are inconsequential in relation to the total assets, revenues, income or equity of K-III. All of the equity securities of each of the additional registrants set forth in the table above are owned, either directly or indirectly, by K-III, and there has been no default during the preceding 36 calendar months with respect to any indebtedness or material long-term leases of K-III or any of the additional registrants.

                             CROSS REFERENCE SHEET

                 S-4 ITEM NUMBER AND CAPTION                          PROSPECTUS
      -------------------------------------------------   -----------------------------------
  1.  Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus...................   Facing Page; Cross Reference Sheet;
                                                            Outside Front Cover Page of
                                                            Prospectus.
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................   "Available Information";
                                                            "Incorporation of Certain
                                                            Documents by Reference."
  3.  Risk Factors, Ratio of Earnings to Fixed Charges
      and Other Information............................   "Summary"; "Risk Factors";
                                                            "Selected Financial Data."
  4.  Terms of the Transaction.........................   "Summary"; "Risk Factors"; "The
                                                            Exchange Offers"; "Description of
                                                            the Notes"; "Description of
                                                            Preferred Stock and 10%
                                                            Subordinated Debentures";
                                                            "Certain Federal Income Tax
                                                            Considerations."
  5.  Pro Forma Financial Information..................   "Summary"; "Capitalization."
  6.  Material Contacts with the Company Being
      Acquired.........................................   *
  7.  Additional Information Required for Reoffering by
      Persons and Parties Deemed to be Underwriters....   *
  8.  Interests of Named Experts and Counsel...........   "Legal Matters"; "Experts."
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...   *
 10.  Information with Respect to S-3 Registrants......   "Available Information";
                                                            "Incorporation of Certain
                                                            Documents by Reference";
                                                            "Summary"; "Use of Proceeds";
                                                            "Capitalization"; "Selected
                                                            Financial Data."
 11.  Incorporation of Certain Information by
      Reference........................................   "Incorporation of Certain Documents
                                                            by Reference."
 12.  Information with Respect to S-2 or S-3
      Registrants......................................   *
 13.  Incorporation of Certain Information by
      Reference........................................   *
 14.  Information with Respect to Registrants Other
        Than S-2 of S-3 Registrants....................   *
 15.  Information with Respect to S-3 Companies........   *
 16.  Information with Respect to S-2 or S-3
      Companies........................................   *
 17.  Information with Respect to Companies Other Than
      S-2 or S-3 Companies.............................   *
 18.  Information if Proxies, Consents or
        Authorizations are to be Solicited.............   *
 19.  Information if Proxies, Consents or
        Authorizations are not to be Solicited or in an
      Exchange Offer...................................   "Summary"; "Risk Factors";
                                                            "Description of Notes";
                                                            "Description of Preferred Stock
                                                            and 10% Subordinated Debentures."

- ------------
* Item is omitted because answer is negative or Item is inapplicable.

                   SUBJECT TO COMPLETION, DATED JUNE 25, 1996


PROSPECTUS
              , 1996
                                                             [KIII LOGO]
                        K-III COMMUNICATIONS CORPORATION

                               OFFER TO EXCHANGE
 $1,000 IN PRINCIPAL AMOUNT OF ITS 8 1/2% SENIOR NOTES DUE 2006 FOR EACH $1,000
      IN PRINCIPAL AMOUNT OF ITS OUTSTANDING 8 1/2% SENIOR NOTES DUE 2006
                               OFFER TO EXCHANGE
 ITS $10.00 SERIES D EXCHANGEABLE PREFERRED STOCK REDEEMABLE 2008 (LIQUIDATION PREFERENCE $100.00 PER SHARE) (EXCHANGEABLE AT THE OPTION OF K-III) FOR ANY AND
   ALL OUTSTANDING SHARES OF ITS $10.00 SERIES C EXCHANGEABLE PREFERRED STOCK REDEEMABLE 2008 (LIQUIDATION PREFERENCE $100.00 PER SHARE) (EXCHANGEABLE AT THE
                                OPTION OF K-III)
                              -------------------

   K-III Communications Corporation, a Delaware corporation ("K-III"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (this "Prospectus") and the accompanying Letters of Transmittal (the "Letters of Transmittal") (i) to exchange (the "Notes Exchange Offer") up to $300,000,000 in aggregate principal amount of a new series of its 8 1/2% Senior Notes due 2006 (the "New Notes") for $300,000,000 in aggregate principal amount of its outstanding 8 1/2% Senior Notes due 2006 (the "Old Notes") and (ii) to exchange (the "Preferred Stock Exchange Offer" and, together with the Notes Exchange Offer, the "Exchange Offers") one share of its $10.00 Series D Exchangeable Preferred Stock Redeemable 2008, par value $.01 per share, liquidation preference $100.00 per share (the "New Preferred Stock"), for each outstanding share of its $10.00 Series C Exchangeable Preferred Stock Redeemable 2008, par value $.01 per share, liquidation preference $100.00 per share (the "Old Preferred Stock"), of which 2,000,000 shares are outstanding. There will be no cash proceeds to K-III from these Exchange Offers.


   The form and terms of the New Notes and the New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that
(i) the New Notes and the shares of New Preferred Stock will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Notes and/or New Preferred Stock will not be entitled to certain rights of holders of the Old Notes and the Old Preferred Stock, respectively, to register their securities, which rights will terminate upon the consummation of the Exchange Offers. See "The Exchange Offers--Consequences of Failure to Exchange." The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." The Old Preferred Stock and the New Preferred Stock are sometimes referred to herein collectively as the "Preferred Stock." The New Preferred Stock is exchangeable into 10% Class D Subordinated Exchange Debentures due 2008 (the "New Subordinated Debentures"), in whole but not in part, at the option of K-III, provided that no shares of K-III's $2.875 Senior Exchangeable Preferred Stock (the "Senior Preferred Stock") are outstanding on the date of the exchange. The form and terms of the New Subordinated Debentures will be the same as the form and terms of the 10% Class C Subordinated Exchange Debentures due 2008 (the "Old Subordinated Debentures"), except that the New Subordinated Debentures will have been registered under the Securities Act pursuant to the Registration Statement of which this Prospectus is a part. The New Subordinated Debentures are exchangeable for the New Preferred Stock on the same basis as the Old Subordinated Debentures are exchangeable for the Old Preferred Stock. The New Subordinated Debentures and the Old Subordinated Debentures are sometimes referred to herein collectively as the "10% Subordinated Debentures," and the New Notes, the New Preferred Stock and the New Subordinated Debentures are sometimes referred to herein collectively as the "Securities."


   Interest on the New Notes shall accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefor or, if no interest has been paid, from the original date of issuance of the Old Notes. Dividends on the New Preferred Stock will accrue and will be cumulative from the last dividend payment date on which dividends were paid on the shares of Old Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the original date of issuance of the Old Preferred Stock.


   The Old Notes and Old Preferred Stock were originally issued and sold on January 24, 1996 in transactions not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Old Notes and Old Preferred Stock may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based on interpretations by the staff of the Securities and Exchange Commission, New Notes and New Preferred Stock issued pursuant to the Exchange Offers in exchange for Old Notes and Old Preferred Stock may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of K-III within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes and New Preferred Stock are acquired in the ordinary course of such holder's business and such holders have no arrangement with any person to participate in the distribution of such New Notes and New Preferred Stock. However, K-III has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the Exchange Offers. Each broker-dealer that receives New Notes and New Preferred Stock for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes and New Preferred Stock. The Letters of Transmittal relating to the Exchange Offers state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes and New Preferred Stock received in exchange for Old Notes and Old Preferred Stock where such Old Notes and Old Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities. K-III will, for a period of 90 days after the Expiration Date (as defined herein), make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.



   The Notes and the Preferred Stock constitute new issues of securities with no established trading market. Any Old Notes or shares of Old Preferred Stock not tendered and accepted in the Exchange Offers will remain outstanding. To the extent that Old Notes or shares of Old Preferred Stock are tendered and accepted in the Exchange Offers, a holder's ability to sell untendered Old Notes or shares of Old Preferred Stock could be adversely affected. No assurance can be given as to the liquidity of the trading market for either the Notes or the Preferred Stock. See "Risk Factors--Lack of Public Market."


   K-III will accept for exchange any and all Old Notes or shares of Old Preferred Stock validly tendered and not withdrawn prior to 5:00 p.m., New York
City time, on        , 1996, unless extended by K-III in its sole discretion
(such date as it may be so extended, the "Expiration Date"). Tenders of Old Notes or shares of Old Preferred Stock may be withdrawn at any time prior to the Expiration Date. The Exchange Offers are subject to certain customary conditions. See "The Exchange Offers."
                              -------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

    K-III has filed with the Securities and Exchange Commission (the "Commission" or "SEC") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act for the registration of the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to K-III and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof. In addition, K-III has agreed to furnish to holders of the Old Notes and Old Preferred Stock, and prospective purchasers thereof, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until the consummation of the Exchange Offers.

    K-III is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy or information statements and other information with the Commission. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by K-III with the Commission may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports and other information concerning K-III are also available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    K-III hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K, File No. 1-11106, for the year ended December 31, 1995 (the "Form 10-K"), as amended by Form 10-K/A dated June 21, 1996 as filed with the Commission. K-III also hereby incorporates by reference in this Prospectus its Quarterly Report on Form 10-Q, for the quarter ended March 31, 1996 and its Current Reports on Form 8-K dated January 12, 1996 as amended by Form 8-K/A dated March 15, 1996, April 23, 1996 and June 14, 1996, each as filed with the Commission.


    All documents filed by K-III pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offers shall be deemed to be incorporated by reference in the Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST FROM: CORPORATE SECRETARY, K-III COMMUNICATIONS CORPORATION, 745 FIFTH AVENUE, NEW YORK, NEW YORK 10151, (212) 745-0100. IN ORDER TO ENSURE TIMELY
DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY             , 1996.


    UNTIL                , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                              -------------------

    In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               TABLE OF CONTENTS


                                                                                                  PAGE
                                                                                                  ----
Available Information..........................................................................     2
Incorporation of Certain Documents by Reference................................................     2
Summary........................................................................................     4
Glossary of Certain Defined Terms..............................................................    16
Risk Factors...................................................................................    18
Use of Proceeds................................................................................    21
Capitalization.................................................................................    22
Selected Financial Data........................................................................    23
Business.......................................................................................    27
The Exchange Offers............................................................................    38
Description of Notes...........................................................................    47
Description of Preferred Stock and 10% Subordinated Debentures.................................    69
Description of Capital Stock of K-III..........................................................    86
Description of Certain Indebtedness............................................................    90
Certain Federal Income Tax Considerations......................................................    95
Legal Matters..................................................................................   105
Experts........................................................................................   105
Unaudited Pro Forma Consolidated Financial Data................................................   P-1


                              -------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFERS COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY K-III. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES OR THE PREFERRED STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF K-III SINCE THE DATE HEREOF.

                                    SUMMARY

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references herein to the "Company" include K-III and its subsidiaries. Pro forma amounts include adjustments for acquisitions, divestitures, the redemption of preferred stock, the initial public offering of common stock and the offerings of the Old Notes and Old Preferred Stock (the "Offerings") described herein. Please refer to "Glossary of Certain Defined Terms" for definitions of certain capitalized terms used in this Prospectus.

                                  THE COMPANY


    Through its wholly-owned subsidiaries, K-III is a leading content provider to the education, business and special interest consumer markets; its best-known brands include Channel One News, The World Almanac, Nelson's, Weekly Reader, Daily Racing Form, Seventeen, Modern Bride and Soap Opera Digest. Most of the Company's products serve niche markets and are recognized within those markets as premier franchises, and many hold dominant positions. The Company focuses on ownership and development of content, because content can be tailored to specific information needs across print, electronic and multimedia formats. Furthermore, proprietary branded content exists independent of any specific delivery technology. The Company organized its businesses into three segments, education, information and media, which accounted, respectively, for approximately 32%, 25%, and 43% of K-III's 1995 consolidated net sales of $1,046 million.


    The principal executive office of the Company is located at 745 Fifth Avenue, New York, New York 10151, telephone number (212) 745-0100.


                              RECENT DEVELOPMENTS



    On May 30, 1996, K-III Acquisition Corp. ("Acquiror Sub"), a Texas corporation and a wholly-owned subsidiary of K-III Prime Corporation, a Delaware corporation and a wholly-owned subsidiary of K-III, acquired 19,363,464 shares of Westcott Communications, Inc. ("Westcott"), which represented approximately 97.9% of the outstanding shares, for a cash price of $21.50 per share pursuant to a tender offer (the "Offer") commenced on April 26, 1996. Westcott's business is the delivery of workplace training and education utilizing various multimedia technologies. Westcott provides training, news, and information to professionals and students in the corporate and professional, automotive, banking, government and public service, education, health care, and interactive distance training markets. On May 31, 1996, K-III completed the merger (the "Merger") of Acquiror Sub with Westcott. Upon consummation of the Merger, Westcott became a wholly-owned subsidiary of K-III and the shareholders of Westcott who did not tender their shares became entitled to receive $21.50 per share. The aggregate amount paid, and to be paid, to acquire all of the Westcott shares at $21.50 per share pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $445 million.



    On May 31, 1996, the Company replaced its existing credit facilities (under which the Company could borrow $970 million in the aggregate) with new credit facilities (under which the Company can borrow $1.5 billion in the aggregate). See "Description of Certain Indebtedness."

                              THE EXCHANGE OFFERS

Registration Rights Agreement;
 Effect on Holders..............  The Old Notes and Old Preferred Stock were sold by K-III on
                                   January 24, 1996 to Morgan Stanley & Co. Incorporated,
                                   Donaldson, Lufkin & Jenrette Securities Corporation and
                                   Salomon Brothers Inc, as the initial purchasers (the
                                   "Initial Purchasers") pursuant to a Purchase Agreement
                                   dated January 19, 1996 between K-III and the Initial
                                   Purchasers (the "Purchase Agreement"). The Initial
                                   Purchasers subsequently sold the Old Notes and Old
                                   Preferred Stock to qualified institutional buyers and
                                   accredited investors in reliance on Rule 144A and
                                   Regulation S under the Securities Act. Pursuant to the
                                   Purchase Agreement, K-III and the Initial Purchasers
                                   entered into a Registration Rights Agreement dated as of
                                   January 24, 1996 (the "Registration Rights Agreement")
                                   which grants the holders of the Old Notes and Old Preferred
                                   Stock certain exchange and registration rights. These
                                   Exchange Offers are intended to satisfy such rights.
                                   Therefore, the holders of the Securities are not entitled
                                   to any exchange or registration rights with respect
                                   thereto. All untendered Old Notes and shares of Old
                                   Preferred Stock will continue to be subject to the
                                   restrictions on transfer described under "The Exchange
                                   Offers--Consequences of Failure to Exchange." To the extent that Old Notes or shares of Old Preferred Stock are
                                   tendered and accepted in the Exchange Offers, the trading
                                   market for untendered Old Notes or shares of Old Preferred
                                   Stock (as the case may be) could be adversely affected. See
                                   "The Exchange Offers--Purpose and Effect of the Exchange
                                   Offers" and "--Consequences of Failure to Exchange" and
                                   "Risk Factors--Lack of Public Market."
The Notes Exchange Offer........  Up to $300,000,000 in principal amount of New Notes will be exchanged for 300,000,000 in aggregate principal amount of
                                   Old Notes. K-III will issue the New Notes to holders on the earliest possible date following the Expiration Date.
The Preferred Stock Exchange
Offer...........................  One share of New Preferred Stock will be exchanged for each share of Old Preferred Stock. As of the date hereof,
                                   2,000,000 shares of Old Preferred Stock are outstanding.
                                   K-III will issue the New Preferred Stock to holders on the earliest practicable date following the Expiration Date.
Expiration Date.................  5:00 p.m., New York City time, on         1996, unless the
                                   Exchange Offers are extended by K-III in its sole
                                   discretion, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offers are
                                   extended.
Conditions to the Exchange
Offers..........................  The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Old Notes or number of shares of Old Preferred Stock being tendered for exchange.
                                   However, the Exchange Offers are subject to certain
                                   customary conditions, which may be waived by K-III. See
                                   "The Exchange Offers-- Conditions of the Exchange Offers".
                                   K-III reserves the right to

                                   terminate the Exchange Offers if any of such conditions
                                   have not been satisfied and to amend the Exchange Offers at any time prior to the Expiration Date.
Procedures for Tendering the Old
 Notes and the Old Preferred
Stock...........................  See "The Exchange Offers--Procedures for Tendering" and
                                   "--Guaranteed Delivery Procedures."
Withdrawal Rights...............  Tenders may be withdrawn at any time prior to the Expiration
                                  Date. See "The Exchange Offers--Withdrawal of Tenders."
Acceptance of the Old Notes or
 the Old Preferred Stock and
 Delivery of the New Notes or
 the New Preferred Stock........  K-III will accept for exchange any and all Old Notes or shares of Old Preferred Stock which are properly tendered in the Exchange Offers prior to the Expiration Date. The New
                                   Notes or shares of New Preferred Stock issued pursuant to
                                   the Exchange Offers will be delivered on the earliest
                                   practicable date following the Expiration Date. See "The
                                   Exchange Offers--Terms of the Exchange Offers."
Certain Tax Considerations......  For a discussion of certain federal income tax consequences of the exchange of the Old Notes and the Old Preferred
                                   Stock, see "Certain Federal Income Tax Considerations--Tax
                                   Consequences of the Exchange Offers."
Exchange Agent..................  The Bank of New York is serving as the exchange agent (the
                                   "Exchange Agent") in connection with the Exchange Offers.

                    TERMS OF THE NOTES, THE PREFERRED STOCK
                      AND THE 10% SUBORDINATED DEBENTURES

    The Exchange Offers apply to $300,000,000 aggregate principal amount of the Old Notes and 2,000,000 shares of the Old Preferred Stock. The form and terms of the New Notes and the New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that the New Notes and the shares of New Preferred Stock will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act. The form and terms of the New Subordinated Debentures will be the same as the Old Subordinated Debentures. See "Description of Notes, Preferred Stock and 10% Subordinated Debentures."

THE NOTES

  Maturity Date..............  February 1, 2006.

  Interest Payment Dates.....  February 1 and August 1 of each year, commencing August 1,
                               1996. Interest on the Old Notes has accrued from the original date of issuance thereof will cease to accrue on the date
                                 the New Notes are exchanged for the Old Notes and shall be paid on the first interest payment date after the date the
                                 New Notes are exchanged for the Old Notes. Interest on the
                                 New Notes will accrue from the date the New Notes are
                                 exchanged for the Old Notes.

  Optional Redemption........  The Notes are redeemable at the option of K-III in whole or in part, on or after February 1, 2001, or prior thereto upon a
                                 Change of Control (as defined) at the redemption prices set forth herein, plus accrued and unpaid interest to the
                                 redemption date. See "Description of Notes."

  Change of Control..........  In the event of a Change of Control (i) each holder of the
                               Notes will have the right to require K-III to repurchase such holder's Notes at a purchase price equal to 101% of the
                                 principal amount thereof plus accrued and unpaid interest to the repurchase date and (ii) K-III will have the option to redeem the Notes, in whole or in part, at the redemption
                                 prices set forth herein, plus accrued and unpaid interest to the redemption date. The redemption prices for optional
                                 redemptions in the event of a Change of Control will in all cases be equal to or greater than this repurchase price.
                                 Because of the highly leveraged nature of the Company, there can be no assurance that K-III will have sufficient funds to repurchase the Notes in the event of a Change of Control.
                                 See "Description of Notes."

                               "Change of Control" means such time as (i) a "person" or
                                 "group" (within the meaning of Sections 13(d) and 14(d)(2)
                                 of the Exchange Act), other than Kohlberg Kravis Roberts &
                                 Co., L.P. ("KKR") and its Affiliates (as defined), becomes the "beneficial owner" (as defined in Rule 13d-3 under the
                                 Exchange Act) of more than (A) 35% of the total voting power of the then outstanding voting stock of K-III and (B) the
                                 total voting power of the then outstanding voting stock of
                                 K-III beneficially owned by KKR and

                                 its Affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such
                                 period constituted K-III's Board of Directors (together with any new directors whose election by K-III's Board of
                                 Directors or whose nomination for election by K-III's
                                 shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were
                                 Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors
                                 then in office.

                               Indebtedness under the Credit Agreements (as defined) will automatically accelerate upon the earlier of 30 days from
                                 the Change of Control and the date payment is required to be made in respect of any tendered Notes. As of June 17, 1996, there was approximately $900.9 million outstanding under the
                                 Credit Agreements. See "Description of Certain
                                 Indebtedness." If the Company has insufficient funds with
                                 which to repay the indebtedness under the Credit Agreements and to repurchase the Notes, the holders of the Notes will have a claim on the funds of the Company equal to that of
                                 the lenders under the Credit Agreements.

                               Neither the trustee for the Notes, the Company nor its Board of Directors will be able to waive the Change of Control
                                 obligation of the Company. In the case of a leveraged buyout in which KKR and its Affiliates maintain or increase their voting control of the Company, such leveraged buyout will
                                 not result in a "Change of Control."

  Guarantees.................  The Notes are guaranteed on a senior basis by each of the domestic Restricted Subsidiaries (as defined), which
                                 guarantees (the "Guarantees") rank pari passu with such
                                 subsidiaries' guarantees of K-III's obligations under the
                                 Credit Agreements and the Company's 10 5/8% Senior Notes and
                                 10 1/4% Senior Notes (collectively, the "Outstanding
                                 Notes"). Each such Guarantee is limited to 95% of the
                                 Adjusted Net Worth (as defined in such Guarantee) of the
                                 relevant guarantor (a "Guarantor").

  Ranking....................  The Notes rank pari passu with the obligations of K-III under the Credit Agreements and the Outstanding Notes. At June 17,
                                 1996, the aggregate principal amount of outstanding
                                 indebtedness was $900.9 million under the Credit Agreements and $350.0 million under the Outstanding Notes. None of such indebtedness was secured. The Notes will rank senior in
                                 right of payment to all future subordinated indebtedness of the Company. Such subordinated indebtedness will be limited to the Company's 11 1/2% Subordinated Debentures due 2004
                                 (the "Exchange Debentures"), the Company's 11 5/8%
                                 Subordinated Exchange Debentures due 2005 (the "Class B
                                 Subordinated Debentures") and the 10% Subordinated
                                 Debentures, if and when the same are issued at the option of
                                 K-III in exchange for the Senior Preferred Stock, the Series
                                 B Preferred Stock, and the Preferred Stock, respectively,

                                 and additional subordinated indebtedness that is permitted to be incurred by the terms of the Credit Agreements, the
                                 Senior Note Indentures and such other indebtedness as K-III may have outstanding from time to time. As of the date of
                                 this Prospectus, the Company has no subordinated
                                 indebtedness outstanding, and the Company has no current
                                 intention to issue subordinated indebtedness. As used
                                 herein, the statement that certain indebtedness ranks pari passu with other indebtedness means only that in the event of the bankruptcy or insolvency of the debtor such certain indebtedness and such other indebtedness will have an equal claim on money or other property of the debtor available for distribution.

  Certain Covenants..........  The Note Indenture pursuant to which the Old Notes have been and the New Notes will be issued contains certain covenants which, among other things, limit the ability of the Company to (i) incur indebtedness, (ii) create liens, (iii) sell
                                 assets, (iv) engage in mergers, consolidations or
                                 transactions with affiliates, (v) make investments in
                                 certain subsidiaries, (vi) pay dividends on or repurchase or retire capital stock and (vii) make certain investments.
                                 See "Description of Notes--Certain Covenants."

  Sinking Fund...............  There are no sinking fund payments for the Notes.

THE PREFERRED STOCK

  Dividends..................  Cumulative at $10.00 per annum. All dividends are payable in cash on February 1, May 1, August 1, and November 1 of each year, commencing May 1, 1996. Dividends on the Old Preferred
                                 Stock have accrued and are cumulative from the original date of issuance thereof to the date on which shares of Old
                                 Preferred Stock are surrendered and shall be paid on the
                                 first dividend payment date after the date the New Preferred
                                 Stock is exchanged for the Old Preferred Stock. Dividends on the New Preferred Stock will accrue and will be cumulative from the date the New Preferred Stock is exchanged for the
                                 Old Preferred Stock. For federal income tax purposes,
                                 distributions with respect to the Preferred Stock will not qualify as dividends and will be treated as a return of
                                 capital until the Company has earnings and profits as
                                 determined under applicable federal income tax principles.
                                 Distributions that are treated as a non-taxable return of
                                 capital will reduce the adjusted tax basis of the Preferred
                                 Stock, but not below zero. The amount of any distribution
                                 that exceeds the adjusted tax basis of the Preferred Stock will be treated as capital gain. Distributions that do not qualify as dividends will not be eligible for the
                                 dividends-received deduction. See "Certain Federal Income
                                 Tax Considerations."

  Liquidation Preference.....  $100.00 per share, plus accrued and unpaid dividends.

  Voting.....................  Holders of the Preferred Stock have no general voting rights except as provided by law and as provided in the Certificates of Designations therefor. Upon the failure of the Company to pay dividends in cash

                                 for more than six consecutive quarters, holders of a
                                 majority of the outstanding shares of Preferred Stock,
                                 voting together as a class, will be entitled to elect two
                                 members to the Board of Directors of K-III. Subject to
                                 certain exceptions, holders of a majority of the outstanding
                                 Preferred Stock together with any parity securities issued in the future ("Future Parity Securities") will have the
                                 right, voting together as a class, to approve certain
                                 mergers, consolidations and sales of assets by the Company where the net worth of the Company is impaired unless the
                                 holders of senior equity securities or indebtedness have
                                 consented to such merger, consolidation or sale. See
                                 "Description of Preferred Stock and 10% Subordinated
                                 Debentures--The Preferred Stock--Merger, Consolidation and
                                 Sale of Assets." Parity securities are equity securities of the Company that rank equally in their right to receive
                                 dividends and/or distributions upon liquidation.

  Mandatory Redemption.......  K-III is required to redeem the Preferred Stock on February 1,
                               2008 at a redemption price equal to the liquidation preference plus accrued and unpaid dividends to the redemption date.

  Optional Redemption........  On and after February 1, 2001, the Preferred Stock is redeemable, at the option of K-III, in whole or in part, at the redemption prices set forth herein, plus accrued and
                                 unpaid dividends to the redemption date.

  Optional Redemption Upon
Public Equity Offering.......  At any time on or prior to February 1, 1999, K-III may, at its option, redeem up to $100 million of the aggregate liquidation preference of the Preferred Stock at a price per share of
                                 $110.00, plus accrued and unpaid dividends to the redemption date, with the net proceeds of one or more Public Equity
                                 Offerings (as defined under "Description of Preferred Stock and 10% Subordinated Debentures--the 10% Subordinated
                                 Debentures--Certain Definitions"), provided such redemption occurs within 180 days of such Public Equity Offering. See
                                 "Description of Preferred Stock and 10% Subordinated
                                 Debentures--The Preferred Stock."

  Ranking....................  The Preferred Stock ranks junior to the Senior Preferred Stock and pari passu with the Series B Preferred Stock. As of March
                                 31, 1996, 4,000,000 shares of the Senior Preferred Stock
                                 ($100,000,000 aggregate liquidation preference) were issued and outstanding and 1,405,397 shares of Series B Preferred
                                 Stock ($140,539,700 aggregate liquidation preference), which include dividends paid in kind from time to time thereon to such date, were issued and outstanding. See "Description of
                                 Capital Stock of K-III."

  Exchange Feature...........  The Preferred Stock is exchangeable on any scheduled dividend payment date into 10% Subordinated Debentures at the option of K-III, in whole but not in part, provided that no shares of the Senior Preferred Stock are outstanding on the date of exchange. See "Description of Preferred Stock and 10%
                                 Subordinated Debentures--The Preferred Stock."

THE 10% SUBORDINATED DEBENTURES

  Maturity Date..............  February 1, 2008.

  Interest Payment Dates.....  February 1, May 1, August 1 and November 1 of each year, commencing with the first of such dates to occur after the issuance of the 10% Subordinated Debentures.

  Optional Redemption........  On and after February 1, 2001 or after a Change of Control, the 10% Subordinated Debentures are redeemable, at the option of K-III, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest to the
                                 redemption date.

  Optional Redemption Upon
Public Equity Offering.......  At any time prior to February 1, 1999, K-III may, at its option, redeem up to $100 million of the aggregate principal amount of the 10% Subordinated Debentures at 110% of their principal amount, plus accrued and unpaid interest to the
                                 redemption date with the net proceeds of one or more Public
                                 Equity Offerings, provided such redemption occurs within 180 days of such Public Equity Offering. See "Description of
                                 Preferred Stock and 10% Subordinated Debentures--The 10%
                                 Subordinated Debentures."

  Change of Control..........  In the event of a Change of Control (i) each holder of the 10%
                                 Subordinated Debentures will have the right to require K-III to repurchase such holder's 10% Subordinated Debentures at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date and
                                 (ii) K-III will have the option to redeem the 10%
                                 Subordinated Debentures, in whole or in part, at the
                                 redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. The redemption prices for optional redemptions in the event of a Change of Control
                                 will in all cases be equal to or greater than this
                                 repurchase price. Notwithstanding the foregoing, K-III shall not be required to make any such repurchase unless K-III
                                 shall have either repaid all outstanding Senior Indebtedness
                                 (as defined) or obtained the requisite consents, if any,
                                 under all agreements governing all such outstanding Senior
                                 Indebtedness, to permit the repurchase of the 10%
                                 Subordinated Debentures. Because of the highly leveraged
                                 nature of the Company, there can be no assurance that K-III will have sufficient funds to repurchase the 10%
                                 Subordinated Debentures in the event of a Change of Control.
                                 See "Description of Preferred Stock and 10% Subordinated
                                 Debentures--The 10% Subordinated Debentures."

                               Indebtedness under the Credit Agreements will automatically accelerate upon the earlier of 30 days from the Change of
                                 Control and the date payment is required to be made in
                                 respect of any tendered 10% Subordinated Debentures. As of
                                 June 17, 1996 there was approximately $900.9 million
                                 outstanding under the Credit Agreements. See "Description of
                                 Certain Indebtedness."

                               Neither the trustee for the Notes, the Company nor its Board of Directors will be able to waive the Change of Control
                                 obligation of the Company. In the case of a leveraged buyout in which KKR and

                                 its Affiliates maintain or increase their voting control of the Company, such leveraged buyout will not result in a
                                 "Change of Control."

  Ranking....................  The 10% Subordinated Debentures will rank pari passu with the
                                 Class B Subordinated Debentures and will be subordinate to all existing and future senior indebtedness of K-III and
                                 structurally subordinate to the creditors, including trade creditors, of K-III's subsidiaries. The amount of senior
                                 indebtedness (including indebtedness and other current and non-current liabilities of K-III's subsidiaries) as of March
                                 31, 1996, on a pro forma basis, was approximately $2,048
                                 million. None of such indebtedness was secured.

  Certain Covenants..........  The 10% Subordinated Debenture Indenture contains certain covenants which, among other things, limit the ability of
                                 the Company to engage in certain mergers, consolidations and sales of assets and certain transactions with Affiliates and to pay dividends on or retire or repurchase capital stock.


                                USE OF PROCEEDS

    There will be no cash proceeds to K-III from the Exchange Offers.

                                  RISK FACTORS

    Prospective purchasers of the Securities should take into account the specific considerations set forth under "Risk Factors" as well as the other information set forth in this Prospectus. In particular, the Company has substantial debt service requirements, which reduce funds available for capital expenditures and future business opportunities, and the Company has historical operating losses. In addition, prospective investors should take into account the following risk factors: (i) there is a deficiency in earnings to fixed charges and a deficiency in earnings to fixed charges and dividends on preferred stock; (ii) the Company is sensitive to increases in paper and postage costs;
(iii) there has been no public market for the Securities; and (iv) approximately 76% of the shares of Common Stock (on a fully diluted basis) are controlled by certain investment partnerships of which an affiliate of KKR is the general partner.

     SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following tables present summary consolidated financial data derived from the Company's unaudited consolidated financial statements for the three months ended March 31, 1996 and 1995 and the Company's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993. In addition, the following tables present summary consolidated financial data relating to the Company's unaudited pro forma operating results for the three months ended March 31, 1996 and the year ended December 31, 1995.


    The summary unaudited pro forma consolidated operating data for the three months ended March 31, 1996 and the year ended December 31, 1995 give effect to the following transactions and events as if they had occurred on January 1, 1995: (i) the acquisitions of certain net assets or capital stock all of which have been completed as described in Notes 4 and 29 of the notes to the Company's consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 incorporated by reference into this Prospectus, and the acquisition of the common stock of Westcott Communications, Inc. ("Westcott") which occurred on May 30, 1996 as described on the Company's Current Report on Form 8-K dated June 14, 1996 incorporated by reference into this Prospectus (collectively referred to as the "Acquired Businesses"); (ii) the divestitures of Sales Prospector, Lakewood Publications, Inc. and Motorcycle Product News, which were acquired in 1995, Newfield Publications, Inc. ("Newfield") and Premiere magazine (collectively referred to as the "Divested Businesses"); (iii) the August 3, 1995 redemption (the "Redemption") of old preferred stock through borrowings under the Old Revolving Credit Agreement; (iv) the Initial Public Offering and
(v) the Offerings. The adjustments to reflect the acquisition of the Acquired Businesses, the divestiture of the Divested Businesses, the Redemption, the Initial Public Offering and the Offerings are hereinafter referred to as the "Pro Forma Adjustments." The unaudited pro forma consolidated balance sheet data as of March 31, 1996 give effect to the acquisition of Westcott as if it occurred on March 31, 1996.



    The summary unaudited pro forma consolidated financial data do not purport to represent what the Company's consolidated financial position or consolidated results of operations would actually have been if the transactions that give rise to the Pro Forma Adjustments had in fact occurred on the dates assumed in making such adjustments and do not purport to project the consolidated financial position or consolidated results of operations of the Company for any future date or period. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's historical consolidated financial statements and the notes thereto incorporated by reference into this Prospectus and the Company's unaudited pro forma consolidated financial data and the notes thereto included elsewhere in this Prospectus.

               K-III COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     THREE MONTHS ENDED MARCH 31,                          YEARS ENDED DECEMBER 31,
                             --------------------------------------------    ----------------------------------------------------
                                 1996            1996            1995           1995          1995          1994         1993
                              PRO FORMA         ACTUAL          ACTUAL        PRO FORMA      ACTUAL        ACTUAL       ACTUAL
                             ------------    ------------    ------------    -----------  ------------  ------------  -----------
OPERATING DATA:
Sales, net.................. $    339,120    $    314,953    $    238,664    $ 1,342,972  $  1,046,329  $    964,648  $   844,748
Depreciation and
amortization................       57,591          44,227          37,240        298,188       192,276       136,866      143,267
Other charges(1)............           --              --              --         14,667        50,114        15,025        2,644
Operating income
(loss)(2)...................         (673)          6,985           4,663        (24,104)      (26,275)       10,203       (7,669)
Interest expense............       35,090          28,051          24,614        140,691       105,384        78,244       74,336
Amortization of deferred
 financing and
organizational costs........          933             900             733          3,773         3,135         3,080        3,520
Income tax benefit(3).......           --              --              --         59,600        59,600        42,100           --
Net loss(2).................      (34,661)        (20,740)        (20,701)      (108,618)      (75,435)      (41,403)     (86,496)
Preferred stock dividends...       11,844           6,844           6,414         46,287        28,978        25,959       22,290
Loss applicable to common
shareholders................ $    (46,505)   $    (27,584)   $    (27,115)   $  (154,905) $   (104,413) $    (67,362) $  (108,786)
Loss per common and common
equivalent share(4)......... $       (.36)   $       (.21)   $       (.25)   $     (1.20) $       (.91) $       (.65) $     (1.18)
                             ------------    ------------    ------------    -----------  ------------  ------------  -----------
                             ------------    ------------    ------------    -----------  ------------  ------------  -----------
Weighted average common and
 common equivalent shares
outstanding(4)..............  128,502,847     128,502,847     109,622,179    129,452,500   115,077,498   103,642,668   92,392,189
                             ------------    ------------    ------------    -----------  ------------  ------------  -----------
                             ------------    ------------    ------------    -----------  ------------  ------------  -----------

OTHER DATA:
EBITDA(5)................... $     56,918    $     51,212    $     41,903    $   288,751  $    216,115  $    162,094  $   138,242
Capital expenditures........        5,362           3,989           4,681         34,527        25,179        16,118       13,416
Net cash provided by (used
 in) operating activities...       (5,443)           (729)         (3,384)        91,778        64,062        64,890       27,072
Net cash used in investing
activities..................     (214,779)       (213,408)       (151,362)      (964,380)     (318,712)     (442,126)     (95,669)
Net cash provided by
 financing activities.......      214,133         219,133         159,560        887,595       263,644       383,924       63,579
Deficiency of earnings to
 fixed
charges(6)(7)(8)(9).........      (34,661)        (20,740)        (20,701)      (168,218)     (135,035)      (83,503)     (86,496)
Deficiency of earnings to
 fixed charges and preferred
 stock
dividends(6)(7)(8)(9).......      (46,505)        (27,584)        (27,115)      (214,505)     (164,013)     (109,462)    (108,786)
Ratio of EBITDA to cash
 interest expense(10).......          2.0x(13)        2.1x(13)        2.5x(13)       2.1x          2.1x          2.2x         2.1x
Ratio of EBITDA to cash
 interest expense and cash
 dividends on preferred
stock(10)...................          1.7x(13)         1.9x(13)       2.1x(13)       1.7x          1.9x          1.9x         1.8x
Ratio of EBITDA to interest
 expense and dividends on
preferred stock.............          1.5x(13)         1.6x(13)       1.8x(13)       1.5x          1.6x          1.6x         1.4x
Leverage Ratio(11)(12)......          5.8x(13)         4.7x(13)       4.9x(13)       5.5x          4.9x          5.4x         4.7x
                                                                                        AT MARCH 31, 1996
                                                                                     ------------------------
                                                                                     PRO FORMA       ACTUAL
                                                                                     ----------    ----------
BALANCE SHEET DATA:
Cash and cash equivalents.........................................................   $   49,430    $   32,222
Working capital (deficiency)......................................................      (19,845)      (29,346)
Intangible assets, net............................................................    1,803,107     1,407,206
Total assets......................................................................    2,571,787     2,088,966
Long-term debt (excluding current maturities).....................................    1,614,037     1,169,037
Senior and Series B Preferred Stock...............................................      235,723       235,723
Series C Exchangeable Preferred Stock/New Preferred Stock.........................      193,807       193,807
Common stock subject to redemption................................................       25,340        25,340
Shareholders' equity..............................................................       68,797        68,797

- ------------
 (1) Represents provision for restructuring and other costs in 1995, net provision for loss on the sales of businesses in 1995 and 1994 and provision for write-down of real estate no longer utilized in 1993.

 (2) The adoption of a change in method of accounting for advertising costs (the "Accounting Change") resulted in an increase in operating income or decrease in operating loss and a decrease in net loss of approximately $9,600 ($.07 per share) and approximately $16,000 ($.15 per share) for the

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

     three months ended March 31, 1996 and 1995, respectively, and approximately $11,800 ($.10 per share) and approximately $9,800 ($.09 per share) for the years ended December 31, 1995 and 1994, respectively.


 (3) At December 31, 1995 and 1994, management of the Company reviewed recent operating results for the years ended December 31, 1995 and 1994 and projected future operating results for the years ending December 31, 2001 and determined that a portion of the net deferred income tax assets at December 31, 1995 and 1994 would likely be realized. Accordingly, the Company recorded an income tax benefit of $59,600 in 1995 and $42,100 in 1994. At December 31, 1995, the Company had net operating losses ("NOLs") of approximately $632,000 which will be available to reduce future taxable income. In addition, including the Acquired Businesses, management estimates that more than $725,000 of unamortized goodwill and other intangible assets will be available as a deduction from any future taxable income.


 (4) Loss per common and common equivalent share, as well as the weighted average common and common equivalent shares outstanding, were computed as described in Note 8 of the notes to the consolidated financial statements for the three months ended March 31, 1996 and 1995 and Note 3 of the notes to the consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 incorporated by reference into this Prospectus.

 (5) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net loss as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry.

 (6) The deficiency of earnings to fixed charges consists of loss before income taxes plus fixed charges. Loss before income taxes includes (i) depreciation and amortization of prepublication costs, deferred financing costs, property and equipment, intangible assets and excess of purchase price over net assets acquired, (ii) interest expense, (iii) write-off of unamortized deferred financing costs, (iv) provision for write-down of real estate no longer utilized, (v) net provision for loss on sales of businesses, (vi) restructuring and other costs, and (vii) that portion of operating rental expense that represents interest. Prepublication costs include editorial, artwork, composition and printing plate costs incurred prior to publication date. Fixed charges consist of interest expense associated with long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.


 (7) The calculation of loss applicable to common shareholders includes non-cash charges for depreciation and amortization of property and equipment, prepublication costs, intangible assets, excess of purchase price over net assets acquired and deferred financing costs, write-offs of unamortized deferred financing costs, provision for write-down of real estate no longer utilized, provision for loss on the sales of businesses, restructuring and other costs, non-cash interest expense on an acquisition obligation, distribution advance, original issue discount and other current liability, and non-cash preferred stock dividend requirements. These non-cash charges totaled $50,777 and $43,466 for the three months ended March 31, 1996 and 1995, respectively, and $259,014, $187,111 and $168,754 for the years ended December 31, 1995, 1994 and 1993, respectively. The pro forma non-cash charges totaled $64,174 for the three months ended March 31, 1996 and $327,510 for the year ended December 31, 1995.


 (8) Adjusted to eliminate the non-cash charges described in Note 7 above, such earnings would have exceeded fixed charges and fixed charges plus preferred stock cash dividends by $26,068 and $23,193, respectively, for the three months ended March 31, 1996, by $19,226 and $16,351, respectively, for the three months ended March 31, 1995, by $106,501 and $95,001, respectively, for the year ended December 31, 1995, by $89,149 and $77,649, respectively, for the year ended December 31, 1994 and by $71,468 and $59,968, respectively, for the year ended December 31, 1993.


 (9) Adjusted to eliminate the pro forma non-cash charges described in Note 7 above, such pro forma earnings would have exceeded pro forma fixed charges and pro forma fixed charges plus preferred stock cash dividends by $25,544 and $17,669, respectively, for the three months ended March 31, 1996 and by $144,505 and $113,005, respectively, for the year ended December 31, 1995.


(10) For purpose of this computation, cash interest represents interest expense less the non-cash portion of interest expense on an acquisition obligation, distribution advance, original issue discount and other current liability.

(11) The leverage ratio represents the ratio of consolidated debt (which includes total indebtedness, deferred purchase price liabilities, outstanding letters of credit, capitalized lease obligations and the principal amount outstanding under the acquisition obligation) to EBITDA, as defined in the Company's credit agreements.

(12) The pro forma leverage ratio reflects the ratio of the Company's consolidated debt as described in Note 11 above to the Company's consolidated EBITDA both adjusted to give effect to the Pro Forma Adjustments.

(13) The ratios have been calculated for the twelve months ended March 31, 1996 and 1995 because management believes that a twelve-month basis is more meaningful.

                       GLOSSARY OF CERTAIN DEFINED TERMS


10 1/4% Senior Notes...................  The $100,000,000 principal amount of 10 1/4%
                                           Senior Notes due 2004 issued by K-III.
10 5/8% Senior Notes...................  The $250,000,000 principal amount of 10 5/8%
                                           Senior Notes due 2002 issued by K-III.
10% Subordinated Debenture Indenture...  The Indenture governing the Old Subordinated
                                           Debentures and, upon exchange, the New
                                           Subordinated Debentures.
10% Subordinated Debentures............  The collective reference to the Old Subordinated
                                           Debentures and the New Subordinated Debentures.
BONY Credit Agreement..................  The credit agreement dated as of May 23, 1994, among K-III, The Bank of New York, as agent, and
                                           the various lending institutions from time to
                                           time named therein, governing the BONY Term
                                           Loan, which credit agreement was terminated on
                                           May 31, 1996.
BONY Term Loan.........................  The $150,000,000 term loan under the BONY Credit
                                           Agreement, which loan was repaid on May 31,
                                           1996.
Old Chase Credit Agreement.............  The credit agreement dated as of March 6, 1995, among K-III, The Chase Manhattan Bank, N.A., as
                                           agent, and the co-agents and various lending
                                           institutions from time to time named therein,
                                           governing the Chase Term Loan, which credit
                                           agreement was terminated on May 31, 1996.
Old Chase Term Loan....................  The $150,000,000 term loan under the Old Chase
                                           Credit Agreement, which loan was repaid on May
                                           31, 1996.
Class B Debenture Indenture............  The Indenture governing the Class B Subordinated
                                           Debentures, if and when issued.
Class B Subordinated Debentures........  The 11 5/8% Subordinated Exchange Debentures due
                                           2005, issuable upon exchange of the Series B
                                           Preferred Stock.
Common Stock...........................  The common stock, par value $.01 per share, of
                                           K-III.
Company................................  K-III and its subsidiaries.

Credit Agreements......................  The collective reference to the New Revolving
                                           Credit Agreement and the New Chase Credit
                                           Agreement.
Exchange Debenture Indenture...........  The Indenture governing the Exchange Debentures, if and when issued.
Exchange Debentures....................  The 11 1/2% Subordinated Debentures due 2004,
                                           issuable upon exchange of the Senior Preferred
                                           Stock.
Initial Public Offering................  The initial public offering of 17,250,000 shares of Common Stock.
New Chase Credit Agreement.............  The credit agreement dated as of May 24, 1996, among K-III, Canadian Sailings Inc., a subsidiary
                                           of K-III, The Chase Manhattan Bank, N.A., as
                                           administrative agent, and the co-agents and
                                           various lending institutions from time to time
                                           named therein, providing for credit facilities
                                           in an amount equal to $1,250,000,000.
New Notes..............................  The $300,000,000 principal amount of 8 1/2% Senior
                                           Notes due 2006, being exchanged hereby for the
                                           Notes.
New Preferred Stock....................  The 2,000,000 shares of $10.00 Series D
                                           Exchangeable Preferred Stock Redeemable 2008, par
                                           value $.01 per share, liquidation preference
                                           $100.00 per share, being exchanged hereby for
                                           the Old Preferred Stock.

New Revolving Credit Agreement.........  The credit agreement dated as of May 24, 1996, among K-III, The Chase Manhattan Bank, N.A., as
                                           administrative agent, and the co-agents and
                                           various lending institutions from time to time
                                           named therein, providing for a $250,000,000
                                           revolving credit facility.
New Subordinated Debentures............  The 10% Class D Subordinated Exchange Debentures
                                           due 2008 issuable upon exchange of the New
                                           Preferred Stock.
Note Indenture.........................  The Indenture governing the Old Notes and, upon exchange, the New Notes, between K-III and The
                                           Bank of New York, as trustee.
Notes..................................  The collective reference to the Old Notes and the
                                           New Notes.
Notes Exchange Offer...................  The offer by K-III to holders of the Old Notes to exchange the same for the New Notes.
Old Notes..............................  The $300,000,000 principal amount of outstanding 8
                                           1/2% Senior Notes due 2006 issued by K-III.
Old Preferred Stock....................  The 2,000,000 shares of outstanding $10.00 Series
                                           C Exchangeable Preferred Stock Redeemable 2008,
                                           par value $.01 per share, liquidation preference
                                           $100.00 per share.
Old Revolving Credit Agreement.........  The amended and restated revolving credit agreement, dated as of May 23, 1994 and amended
                                           and restated as of November 17, 1994, among
                                           K-III, Canadian Sailings Inc., a subsidiary of
                                           K-III, The Chase Manhattan Bank, N.A., as agent,
                                           and the co-agents and various lending
                                           institutions from time to time named therein,
                                           providing for a $670,000,000 revolving credit
                                           facility, which credit agreement was terminated
                                           on May 31, 1996.
Old Subordinated Debentures............  The 10% Subordinated Exchange Debentures due 2008,
                                           issuable upon exchange of the Old Preferred
                                           Stock.
Outstanding Note Indentures............  The collective reference to the indentures governing the Outstanding Notes.
Outstanding Notes......................  The collective reference to the 10 5/8% Senior
                                           Notes and the 10 1/4% Senior Notes.
Preferred Stock........................  The collective reference to the Old Preferred
                                           Stock and the New Preferred Stock.
Preferred Stock Exchange Offer.........  The offer by K-III to holders of the Old Preferred
                                           Stock to exchange the same for the New Preferred
                                           Stock.
Securities.............................  The collective reference to the New Notes, the New
                                           Preferred Stock and the New Subordinated
                                           Debentures, if and when issued.
Senior Note Indentures.................  The collective reference to the Outstanding Note
                                           Indentures and the Note Indenture.
Senior Notes...........................  The collective reference to the Outstanding Notes and the Notes.
Senior Preferred Stock.................  The 4,000,000 Shares of $2.875 Senior Exchangeable
                                           Preferred Stock, par value $.01 per share,
                                           liquidation preference $25.00 per share.
Series B Preferred Stock...............  The 1,405,397 Shares of $11.625 Series B Preferred
                                           Stock, par value $.01 per share, liquidation
                                           preference $100.00 per share, plus dividends
                                           which are paid in kind from time to time
                                           thereon.
Subordinated Debenture Indentures......  The collective reference to the Exchange Debenture
                                           Indenture, the Class B Debenture Indenture and
                                           the 10% Subordinated Debenture Indenture.
Subordinated Debentures................  The collective reference to the Class B
                                           Subordinated Debentures and the 10% Subordinated
                                           Debentures.

                                  RISK FACTORS

    Prospective investors should take into account the considerations set forth below as well as the other information set forth in this Prospectus before purchasing any of the Securities offered hereby.

SUBSTANTIAL LEVERAGE


    The Company has substantial indebtedness. At March 31, 1996, on a pro forma basis, the Company had a ratio of consolidated debt to total equity (including all preferred stock and Common Stock subject to redemption) of 3.1 to 1. See "Capitalization" and "Selected Financial Data." The indebtedness of the Company requires the dedication of a substantial portion of the Company's cash flow to the payment of principal and interest on indebtedness, thereby reducing funds available for capital expenditures and future business opportunities.



FLOATING INTEREST RATES



    At March 31, 1996, on a pro forma basis, borrowings under the Company's credit facilities were approximately $914.9 million. Such borrowings bear interest at floating rates. Increases in interest rates on indebtedness under the Credit Agreements would increase the Company's interest payment obligations and could have an adverse effect on the Company.



RESTRICTIVE COVENANTS IN DEBT INSTRUMENTS



    The agreements governing the outstanding indebtedness of the Company impose certain operating and financial restrictions on the Company. Such restrictions prohibit or limit, among other things, the ability of the Company to pay dividends on or redeem capital stock, incur additional indebtedness, create liens on its assets, sell assets or engage in mergers or consolidations or make investments. Under the Note Indenture, the Company cannot incur additional indebtedness other than certain permitted indebtedness if its Debt to Consolidated Cash Flow Ratio (as defined) would exceed 6 to 1. In addition, the Credit Agreements contain financial covenants including a minimum interest coverage ratio of 1.8 to 1 (increasing to 2.5 to 1 after July 1, 2001) and a maximum leverage ratio of 6.0 to 1 (decreasing to 4.5 to 1 on or after July 1, 2001). These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future acquisitions or financings or otherwise restrict corporate activities. Failure to comply with the terms of such restrictions could result in the acceleration of the indebtedness governed by such agreements. See "Description of Certain Indebtedness."


DEFICIENCIES OF EARNINGS TO COVER FIXED CHARGES


    The Company's pro forma earnings are inadequate to cover pro forma fixed charges and pro forma fixed charges plus preferred stock dividends by $34.7 million and $46.5 million, respectively, for the three months ended March 31, 1996 and $168.2 million and $214.5 million, respectively, for the year ended December 31, 1995. Fixed charges consist of interest expense associated with long-term debt and other non-current obligations (including current maturities on long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest. Such earnings have been reduced by pro forma non-cash charges (including depreciation, amortization and non-cash dividends) of $64.2 million for the three months ended March 31, 1996 and $327.5 million for the year ended December 31, 1995. Adjusted to eliminate these pro forma non-cash charges, such pro forma earnings would have exceeded pro forma fixed charges and pro forma fixed charges plus preferred stock cash dividends by $25.5 million and $17.7 million, respectively, for the three months ended March 31, 1996 and $144.5 million and $113.0 million, respectively, for the year ended December 31, 1995.

ACCELERATION OF CREDIT AGREEMENTS AND SENIOR NOTES

    In the event that the Company is unable to generate cash flow sufficient to meet required payments or does not make required payments of principal and interest on its indebtedness under the Credit Agreements or is otherwise in default with respect to the covenants thereunder or under the Senior Note Indentures or the Subordinated Debenture Indentures, if entered into, the holders of indebtedness under the Credit Agreements could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest and to terminate their commitments under the Credit Agreements. The final stated maturity of indebtedness under the Credit Agreements and the Outstanding Notes, and the Exchange Debentures and Class B Subordinated Debentures, if issued, is earlier than the final stated maturity of the Notes. Any default under the documents governing the indebtedness of the Company could have a significant adverse effect on the market value of the Securities.

(LOSSES) AFTER AMORTIZATION OF INTANGIBLES AND EXCESS PURCHASE PRICE

    The Company had operating income (losses) for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1993 of $7.0 million, $(26.3) million, $10.2 million and $(7.7) million, respectively. Included in the operating income (losses) for such periods are the amortization of intangible assets, excess of purchase price over net assets acquired and other in the amounts of $36.6 million, $166.5 million, $120.7 million and $133.8 million, respectively. The Company expects to continue to incur net operating losses in the foreseeable future primarily due to its growth strategy.


ABILITY OF COMPANY TO GROW THROUGH FUTURE ACQUISITIONS



    To expand its markets and diversify its business mix, the Company's business strategy includes growth through acquisitions and investments. There can be no assurance that appropriate acquisition candidates will be available. The absence of acquisition opportunities may inhibit the Company's ability to increase its revenues. Also, there can be no assurance that any newly acquired companies will be successfully integrated into the Company's operations. Therefore, the results from new acquisitions may not be as good as the results from existing operations. The Company may use equity or incur additional long-term indebtedness or a combination thereof for all or a portion of the consideration to be paid in future acquisitions. Therefore, such acquisitions may result in additional leverage to the Company.



FRAUDULENT CONVEYANCE CONSIDERATIONS MAY AFFECT GUARANTEES



    As of March 31, 1996, all of the assets of the Company were held by K-III's subsidiaries and for the three months ended March 31, 1996 and for the year ended December 31, 1995, all of the Company's operating revenues were derived from operations of K-III's subsidiaries. Therefore, K-III's ability to make payments when due to holders of the Notes is dependent upon the receipt of sufficient funds from its subsidiaries. K-III's obligations under the Notes will be guaranteed on a joint and several basis by its domestic Restricted Subsidiaries.


    If a Guarantee is set aside or "avoided" under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, an event of default with respect to debt under the Credit Agreements would occur, which could result in acceleration of such debt. In addition, holders of the Notes would cease to have any claim in respect of a Guarantor and would be creditors solely of K-III and any Guarantor whose Guarantee was not avoided or held unenforceable. In such event, a court might require that any prior payments in respect of such debt (or an equivalent amount) be returned to or for the benefit of existing or future creditors of such Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided portions of any of the Guarantees.

    Under applicable federal bankruptcy law or comparable provisions of state fraudulent transfer law, a Guarantee could be avoided or claims in respect of any such Guarantee could be subordinated to all other debts of the relevant Guarantor if such Guarantor at the time it incurred obligations (whether at the time such Guarantee was entered into or at the time guaranteed indebtedness is incurred) under such Guarantee (a)(i) was or is insolvent or rendered insolvent by reason of such incurrence or (ii) was or is engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (iii) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (b) any such Guarantor received or receives less than reasonably equivalent value or fair consideration in connection with the making of such Guarantee.

    The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a Guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature.

    The Company believes that none of the Guarantors will be, at the time the Guarantees are given, insolvent under the foregoing standards, that none of the Guarantors is engaged in a business or transaction for which its remaining assets constituted unreasonably small capital and that none of the Guarantors intended or intends or will intend to incur debts beyond its ability to pay such debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with the Company.

SUBORDINATION OF PREFERRED STOCK AND 10% SUBORDINATED DEBENTURES; HOLDING COMPANY STRUCTURE

    The Preferred Stock is junior in right of payment to all existing and future liabilities and obligations (whether or not for borrowed money) of K-III (other than common stock, Series B Preferred Stock and any preferred stock of K-III which by its terms is on parity with or junior to the Preferred Stock).

    The 10% Subordinated Debentures will rank pari passu with the Class B Subordinated Debentures, if any, but will be subordinated to all existing and future senior indebtedness of the Company, including the Senior Notes, the obligations of the Company under the Credit Agreements and the Exchange Debentures, if any. In addition, the 10% Subordinated Debentures will be unsecured obligations of K-III. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of K-III will be available to pay obligations on the 10% Subordinated Debentures only after all Senior Notes, obligations under the Credit Agreements, Exchange Debentures, if any, and other senior indebtedness of K-III have been paid in full. The 10% Subordinated Debenture Indenture will not prohibit the incurrence by K-III of additional indebtedness that is senior to or pari passu with the Class C Subordinated Debentures.


    The operations of K-III are and will be conducted through its subsidiaries, and, therefore, K-III is dependent on the cash flow of its subsidiaries to meet its obligations. Because the assets of K-III are and will be held by operating subsidiaries, the claims of holders of the Preferred Stock and the 10% Subordinated Debentures (which are not guaranteed by the operating subsidiaries) will be structurally subordinate to all existing and future liabilities and obligations (whether or not for borrowed money), including guarantees of indebtedness under the Credit Agreements and Senior Note Indentures and trade payables and advances of such subsidiaries. The amount of senior indebtedness (including indebtedness and other current and non-current liabilities of K-III's subsidiaries) as of March 31, 1996, on a pro forma basis, was approximately $2,048 million. None of such indebtedness was secured.


LACK OF PUBLIC MARKET

    The Notes and the Preferred Stock constitute new issues of securities with no established trading market. In addition, because the Exchange Offers are not conditioned upon any minimum amount of

Old Notes or shares of Old Preferred Stock being tendered for exchange, the amount of New Notes or shares of New Preferred Stock issued could be quite small, which could have an adverse effect on the liquidity of the New Notes or the New Preferred Stock, respectively. Also, to the extent that Old Notes or shares of Old Preferred Stock are tendered and accepted in the Exchange Offers, a holder's ability to sell untendered Old Notes or shares of Old Preferred Stock could be adversely affected. Therefore, no assurance can be given as to the liquidity of the trading market for either the Notes or the Preferred Stock.

EFFECT OF INCREASES IN PAPER AND POSTAGE COSTS

    The price of paper is a significant expense of the Company relating to its print products and direct mail solicitations and in the last two years has increased significantly after three years of price decreases. Overall, paper prices increased approximately 24% in 1995. In 1995, paper costs represented approximately 9% of the Company's total operating costs and expenses. The Company believes it will be able to meet its paper requirements in the future. Due to recent softening in certain segments of the paper market, paper price increases of the magnitude experienced in 1995 seem unlikely in the forseeable future. In early 1995, a postal rate increase of approximately 13% went into effect, the first such increase since 1991. In 1995, postal costs represented approximately 7% of total operating costs and expenses. In an attempt to contain postage costs, the Company takes advantage of various postal discounts. The Company continually addresses postal cost increases by taking advantage of sortation and classification efficiencies and by passing the cost onto the customer wherever possible. In the past, the effects of inflation on operating expenses have substantially been offset by the Company's ability to increase selling prices; however, no assurance can be given that the Company can recoup any such increases by passing cost increases through to its customers. In addition to pricing actions, the Company is continuing to examine all aspects of the manufacturing and purchasing processes to identify ways to offset some of these price increases.

CONTROL BY KKR


    Approximately 76% of the shares of Common Stock (on a fully diluted basis) are held by certain investment partnerships, of which KKR Associates, a New York limited partnership and an affiliate of KKR, is the general partner (the "Common Stock Partnerships"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners, four of whom are also directors of K-III, control the Company and have the power to elect all of its directors and to approve any action requiring stockholder approval, including adopting amendments to K-III's Certificate of Incorporation and approving mergers or sales of all or substantially all of the Company's assets. It is an event of default under each Credit Agreement if KKR and its Affiliates cease to own, directly or indirectly, at least 25% (on a fully diluted basis) of the economic and voting interest in K-III's Common Stock or if any other person or group becomes the beneficial owner of more voting Common Stock of K-III then that owned by KKR and its Affiliates. The Senior Note Indentures, the Exchange Debenture Indenture and the Class B Debenture Indenture provide for certain redemptions upon a Change of Control. See "Description of Certain Indebtedness."



FORWARD-LOOKING STATEMENTS



    This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performances and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results.


                                USE OF PROCEEDS

    There will be no cash proceeds to K-III from the Exchange Offers.

                                 CAPITALIZATION


    The following table sets forth, at March 31, 1996 the actual cash and cash equivalents and the consolidated capitalization of the Company as well as the pro forma cash and cash equivalents and consolidated capitalization of the Company which gives effect to the acquisition of Westcott by the Company. The information below should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto incorporated by reference into this Prospectus.


                                                                         AT MARCH 31, 1996
                                                                      ------------------------
                                                                      PRO FORMA       ACTUAL
                                                                      ----------    ----------
                                                                       (DOLLARS IN THOUSANDS)
Cash and cash equivalents..........................................   $   49,430    $   32,222
                                                                      ----------    ----------
                                                                      ----------    ----------
Long-term debt:
  Borrowings under Old Revolving Credit Agreement(6)...............   $  614,935    $  169,935
  BONY Term Loan(6)................................................      150,000       150,000
  Old Chase Term Loan(6)...........................................      150,000       150,000
  10 5/8% Senior Notes due 2002....................................      250,000       250,000
  10 1/4% Senior Notes due 2004....................................      100,000       100,000
  8 1/2% Senior Notes due 2006/New Notes(1)........................      298,748       298,748
  Acquisition Obligation Payable(2)................................       56,354        56,354
                                                                      ----------    ----------
    Total Indebtedness.............................................    1,620,037     1,175,037
        Less current maturities....................................       (6,000)       (6,000)
                                                                      ----------    ----------
    Total long-term debt...........................................    1,614,037     1,169,037
$2.875 Senior Exchangeable Preferred Stock.........................       98,060        98,060
$11.625 Series B Exchangeable Preferred Stock......................      137,663       137,663
$10.00 Series C Exchangeable Preferred Stock/New Preferred
Stock(3)...........................................................      193,807       193,807
Common stock subject to redemption(4)..............................       25,340        25,340
Shareholders' equity:
  Common stock and additional paid-in capital......................      753,280       753,280
  Accumulated deficit(5)...........................................     (683,200)     (683,200)
  Cumulative foreign currency translation adjustments..............       (1,283)       (1,283)
                                                                      ----------    ----------
    Total shareholders' equity.....................................       68,797        68,797
                                                                      ----------    ----------
Total capitalization...............................................   $2,137,704    $1,692,704
                                                                      ----------    ----------
                                                                      ----------    ----------


- ------------

(1) Reflects reduction for de minimis original issue discount.

(2) Represents the present value at March 31, 1996 of the principal and interest obligations under notes payable to News America Publications, Inc. that have been or will be issued in connection with the acquisition of certain of the consumer magazines and Daily Racing Form.

(3) Represents net proceeds to the Company after deduction for estimated issuance costs.

(4) Represents Common Stock that employees have the right to resell to the Company under certain circumstances including termination of employment in connection with the sale of the business for which they work, death, disability or retirement after age 65. The resale feature expires five years after the effective purchase date of the Common Stock. Since inception of the Company, none of the employees has exercised such resale feature as a result of such sale, death, disability or retirement and the likelihood of significant resales is considered by management to be remote. Common Stock subject to redemption at March 31, 1996 was computed at $11.625 per share which approximates the quoted market value of the Common Stock at March 31, 1996.

(5) The accumulated deficit includes non-cash expenses related to the accumulated amortization of intangible assets, the excess of the purchase price over the net assets acquired and deferred financing costs, the provision for the sale of a business, restructuring and other costs and the write-offs of the unamortized balance of deferred financing costs (associated with all previous financings) in the aggregate amount of approximately $851,000 at March 31, 1996 which is net of the non-cash income tax benefits aggregating $101,700 recognized in 1995 and 1994.


(6) On May 31, 1996, borrowings under the Old Revolving Credit Agreement, BONY Term Loan and Old Chase Term Loan were replaced with borrowings under the New Chase Credit Agreement and the New Revolving Credit Agreement.

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data presented below give effect to the 1992 Restructuring as if it had occurred on January 1, 1992. Such data were derived from the consolidated financial statements and other data of the Company which are incorporated by reference into this Prospectus. The data should be read in conjunction with the Company's consolidated financial statements, the related notes thereto and other data of the Company incorporated by reference into this Prospectus.

              K-III COMMUNICATIONS CORPORATION AND SUBSIDIARIES(1)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 THREE MONTHS ENDED MARCH 31,                     YEARS ENDED DECEMBER 31,
                                 ---------------------------   -------------------------------------------------------
                                     1996           1995           1995           1994          1993          1992
                                 ------------   ------------   ------------   ------------   -----------   -----------
OPERATING DATA:
 Sales, net....................  $    314,953   $    238,664   $  1,046,329   $    964,648   $   844,748   $   778,224
 Depreciation and
amortization...................        44,227         37,240        192,276        136,866       143,267       171,581
 Other charges(2)..............            --             --         50,114         15,025         2,644            --
 Operating income (loss)(3)....         6,985          4,663        (26,275)        10,203        (7,669)      (46,230)
 Interest expense..............        28,051         24,614        105,384         78,244        74,336        76,719
 Income tax benefit(4).........            --             --         59,600         42,100            --           314
 Net loss(3)(5)................       (20,740)       (20,701)       (75,435)       (41,403)      (86,496)     (145,342)
 Preferred stock dividends.....         6,844          6,414         28,978         25,959        22,290        16,530
 Loss applicable to common
shareholders...................       (27,584)       (27,115)      (104,413)       (67,362)     (108,786)     (161,872)
 Loss per common and common
equivalent share(6)............  $       (.21)  $       (.25)  $       (.91)  $       (.65)  $     (1.18)  $     (1.77)
                                 ------------   ------------   ------------   ------------   -----------   -----------
                                 ------------   ------------   ------------   ------------   -----------   -----------
 Weighted average common and
   common equivalent shares
outstanding(6).................   128,502,847    109,622,179    115,077,498    103,642,668    92,392,189    91,317,610
                                 ------------   ------------   ------------   ------------   -----------   -----------
                                 ------------   ------------   ------------   ------------   -----------   -----------
OTHER DATA:
 EBITDA(7).....................  $     51,212   $     41,903   $    216,115   $    162,094   $   138,242   $   125,351
 Capital expenditures..........         3,989          4,681         25,179         16,118        13,416        14,497
 Net cash provided by (used in)
   operating activities........          (729)        (3,384)        64,062         64,890        27,072        16,618
 Net cash used in investing
activities.....................      (213,408)      (151,362)      (318,712)      (442,126)      (95,669)      (79,725)
 Net cash provided by financing
activities.....................       219,133        159,560        263,644        383,924        63,579        60,877
 Deficiency of earnings to
fixed charges(8)...............       (20,740)       (20,701)      (135,035)       (83,503)      (86,496)     (145,656)
 Deficiency of earnings to
   fixed charges and preferred
stock dividends(8).............       (27,584)       (27,115)      (164,013)      (109,462)     (108,786)     (162,186)
                                           AT MARCH 31,                             AT DECEMBER 31,
                                     -------------------------   -----------------------------------------------------
                                        1996          1995          1995          1994          1993          1992
                                     -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
 Cash and cash equivalents.........  $   32,222    $   23,046    $   27,226    $   18,232    $   11,544    $   16,562
 Working capital (deficiency)(9)...     (29,346 )      34,252       (56,560 )       1,338         3,605         1,189

 Intangible assets, gross..........   2,196,868     1,787,075     1,996,564     1,656,590     1,343,482     1,276,123
   Less accumulated amortization...     789,662       631,427       762,393       602,542       504,538       383,784
                                     -----------   -----------   -----------   -----------   -----------   -----------
 Intangible assets, net............   1,407,206     1,155,648     1,234,171     1,054,048       838,944       892,339

 Total assets......................   2,088,966     1,728,712     1,881,416     1,589,692     1,166,502     1,197,896

 Long-term debt(10)................   1,169,037     1,125,047     1,134,916     1,034,689       661,297       704,802

 $2.875 Senior Exchangeable
Preferred Stock....................      98,060        97,786        97,992        97,718        97,444        97,171
 $11.625 Series B Exchangeable
   Preferred Stock.................     137,663       122,130       133,614       118,511       105,009            --
 $10.00 Series C Exchangeable
   Preferred Stock.................     193,807            --            --            --            --            --
 Common stock subject to
redemption.........................      25,340        11,187        28,022        16,552        25,287        16,746

 Shareholders' equity:
   Convertible Preferred Stock.....          --            --            --            --            --        78,797
   Series C Preferred Stock........          --        50,000            --            --            --            --
   Common stock....................       1,263         1,090         1,259         1,053           947           853
   Additional paid-in capital......     752,017       604,310       748,194       572,940       488,541       421,926
   Accumulated deficit.............    (683,200 )    (578,319 )    (655,616 )    (551,203 )    (483,841 )    (375,055 )
   Cumulative foreign currency
    translation adjustments........      (1,283 )      (1,347 )      (1,275 )      (1,324 )      (1,220 )        (222 )
                                     -----------   -----------   -----------   -----------   -----------   -----------
 Total shareholders' equity........  $   68,797    $   75,734    $   92,562    $   21,466    $    4,427    $  126,299
                                     -----------   -----------   -----------   -----------   -----------   -----------
                                     -----------   -----------   -----------   -----------   -----------   -----------

                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ------------
 (1) In June 1989, K-III Holdings, L.P., a Delaware limited partnership ("LP I"), was formed for the purpose of acquiring businesses currently owned by Intertec Publishing Corporation ("Intertec") and Newbridge Communications, Inc. ("Newbridge"). The aggregate purchase price (including fees) for such acquisitions was $320,000. Most of the business of K-III Directory Corporation ("K-III Directory") (collectively, with Intertec and Newbridge, "K-III Holdings I") was acquired by a subsidiary of LP I in February 1990 for a purchase price (including fees) of $21,000. In March 1991, K-III Holdings, L.P. II, a Delaware limited partnership ("LP II"), was formed for the purpose of acquiring certain of the businesses now owned by Weekly Reader Corporation ("Weekly Reader"), K-III Reference Corporation ("K-III Reference") (formerly known as Funk & Wagnalls Corporation) and Newfield. The aggregate purchase price (including fees and subsequent purchase price adjustments) of such acquisitions was $161,900. In February 1992, LP II acquired, through a subsidiary, the business of Krames Communications Incorporated ("Krames") (collectively with Weekly Reader, K-III Reference and Newfield, "K-III Holdings II") for a purchase price of $44,300. In June 1991, K-III Prime Corporation, a Delaware corporation ("K-III Prime"), was formed for the purpose of acquiring certain consumer magazines currently owned by K-III Magazine Corporation ("K-III Magazines") and Daily Racing Form, Inc. ("Daily Racing Form") ("K-III Holdings III") for a purchase price (including fees) of $675,000. In May 1992, K-III Holdings I, K-III Holdings II and K-III Holdings III were consolidated into the Company (the "1992 Restructuring").
 (2) Represents provision for restructuring and other costs in 1995, net provision for loss on the sales of businesses in 1995 and 1994 and provision for write-down of real estate no longer utilized in 1993.
 (3) The adoption of a change in method of accounting for advertising costs (the "Accounting Change") resulted in an increase in operating income or decrease in operating loss and a decrease in net loss of approximately $9,600 ($.07 per share) and approximately $16,000 ($.15 per share) for the three months ended March 31, 1996 and 1995, respectively, and approximately $11,800 ($.10 per share) and approximately $9,800 ($.09 per share) for the years ended December 31, 1995 and 1994, respectively.
 (4) The income tax benefit in 1992 reflects the reversal of an overprovision for Canadian income taxes. At December 31, 1995 and 1994, management of the Company reviewed recent operating results for the years ended December 31, 1995 and 1994 and projected future operating results for the years ending December 31, 2001 and determined that a portion of the net deferred income tax assets at December 31, 1995 and 1994 would likely be realized. Accordingly, the Company recorded an income tax benefit of $59,600 in 1995 and $42,100 in 1994. At December 31, 1995, the Company had NOLs of approximately $632,000 which will be available to reduce future taxable income. In addition, including the Acquired Businesses, management estimates that more than $725,000 of unamortized goodwill and other intangible assets will be available as a deduction from any future taxable income.
 (5) The write-off of unamortized deferred financing costs as a result of the refinancings in 1994 and 1992 increased net loss by $11,874 and $19,814 for the years ended December 31, 1994 and 1992, respectively.
 (6) Loss per common and common equivalent share, as well as the weighted average common and common equivalent shares outstanding, were computed as described in Note 8 of the notes to the consolidated financial statements for the three months ended March 31, 1996 and 1995 and Note 3 of the notes to the consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 incorporated by reference into this Prospectus.
 (7) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net loss as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry.
 (8) The deficiency of earnings to fixed charges consists of loss before income taxes plus fixed charges. Loss before income taxes includes (i) depreciation and amortization of prepublication costs, deferred financing costs, property and equipment, intangible assets and excess of purchase price over net assets acquired, (ii) interest expense, (iii) write-off of unamortized deferred financing costs, (iv) provision for write-down of real estate no longer utilized, (v) net provision for loss on sales of businesses, (vi) restructuring and other costs and (vii) that portion of operating rental expense that represents interest. Prepublication costs include editorial, artwork, composition and printing plate costs incurred prior to publication date. Fixed charges consist of interest expense associated with long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.
 (9) Includes current maturities of long-term debt.
(10) Excludes current maturities of long-term debt.

           K-III HOLDINGS I, K-III HOLDINGS II AND K-III HOLDINGS III
                             (DOLLARS IN THOUSANDS)

    The selected historical financial data presented below for K-III Holdings I relate to the year ended December 31, 1991. The selected consolidated financial data presented below for K-III Holdings II relate to the predecessor companies with respect to the three-month period ended March 27, 1991, and to the successor with respect to the nine-month period ended December 31, 1991. The selected consolidated financial data presented below for K-III Holdings III relate to the predecessor companies for the period July 1, 1990 to June 16, 1991, and to the successor with respect to the period June 17, 1991 to December 31, 1991.

                                                                  K-III HOLDINGS II            K-III HOLDINGS III
                                                             ---------------------------   ---------------------------
                                                             PREDECESSOR                   PREDECESSOR
                                                              COMPANIES                     COMPANIES
                                         K-III HOLDINGS I    ------------                  ------------
                                         ----------------     JANUARY 1       MARCH 28       JULY 1,
                                            YEAR ENDED            TO             TO          1990 TO      JUNE 17, TO
                                           DECEMBER 31,       MARCH 27,     DECEMBER 31,     JUNE 16,     DECEMBER 31,
                                               1991              1991           1991           1991           1991
                                         ----------------    ------------   ------------   ------------   ------------
OPERATING DATA:
 Sales, net............................      $237,140          $ 56,967      $  175,133      $290,386      $  164,910
 Depreciation and amortization.........        56,354             3,461          32,694        18,385          52,941
 Operating income (loss)...............       (16,578)           (7,969)         (1,938)       39,319         (18,471)
 Net income (loss).....................       (43,531)          (10,622)         (9,230)       38,781         (42,971)
OTHER DATA:
 EBITDA(1).............................      $ 39,776          $ (4,508)     $   30,756      $ 57,704      $   34,470
 Net cash provided by (used in)
   operating activities................         6,611            (8,658)         14,490        64,700          (7,391)
 Net cash used in investing
activities.............................        (6,481)             (345)       (157,252)       (2,178)       (600,679)
 Net cash provided by (used in)
   financing activities................          (444)            2,351         138,001       (62,522)        623,008
 Excess (deficiency) of earnings to
   fixed charges(2)....................       (43,487)          (10,622)         (9,230)       39,319         (42,665)
 Excess (deficiency) of earnings to
   fixed charges and preferred stock
dividends (2)..........................       (60,142)          (10,622)         (9,230)       39,319         (47,157)


                                                AT                               AT                            AT
                                           DECEMBER 31,                     DECEMBER 31,                  DECEMBER 31,
                                               1991                             1991                          1991
                                         ----------------                   ------------                  ------------
BALANCE SHEET DATA:
 Cash and cash equivalents.............      $  1,904                        $    1,950                    $   14,938
 Working capital (deficiency)(3).......        24,489                            18,365                       (58,416)
 Intangible assets, net................       203,678                            93,449                       648,098
 Total assets..........................       301,740                           191,788                       740,049
 Long-term debt and other non-current
liabilities(4).........................       229,366                            73,000                       416,815
 Shareholders' equity..................        16,477                            50,771                       202,537

- -------------------

(1) Earnings before interest, taxes, depreciation, amortization and provision for one-time charges ("EBITDA") is not intended to represent cash flow from operations and should not be considered as an alternative to net loss as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry.

(2) The deficiency of earnings to fixed charges consists of loss before income taxes plus fixed charges. Loss before income taxes includes (i) depreciation and amortization of prepublication costs, deferred financing costs, property and equipment, intangible assets and excess of purchase price over net assets acquired, (ii) interest expense, (iii) write-off of unamortized deferred financing costs, (iv) provision for write-down of real estate no longer utilized and (v) that portion of operating rental

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

    expense that represents interest. Prepublication costs include editorial, artwork, composition and printing plate costs incurred prior to publication date. Fixed charges consist of interest expense associated with long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.

(3) Includes current maturities of long-term debt.

(4) Excludes current maturities of long-term debt.

                                    BUSINESS

    Through its wholly owned subsidiaries, K-III is a leading content provider to the education, business and special interest consumer markets; its best-known brands include Channel One News, The World Almanac, Nelson's, Weekly Reader, Daily Racing Form, Seventeen, Modern Bride and Soap Opera Digest. Most of the Company's products serve niche markets and are recognized within those markets as premier franchises, and many hold dominant positions. The Company focuses on ownership and development of content, because content can be tailored to specific information needs across print, electronic and multimedia formats. Furthermore, proprietary branded content exists independent of any specific delivery technology. The Company organized its businesses into three segments, education, information and media, which accounted, respectively, for approximately 32%, 25%, and 43% of K-III's 1995 consolidated net sales of $1,046 million.

  EDUCATION

    The Company is the largest provider of supplementary educational materials in the United States. The Company targets both the juvenile and the adult educational markets. Customers of these products include educators, educational institutions and professionals as well as advertisers reaching specific audiences by sponsoring educational materials. The best-known brands in the juvenile education area are Weekly Reader and Channel One News.

    The Company's adult supplementary educational and career development materials target various professional groups including computer users, teachers, nurses, scientists, architects and other professionals. The Company also publishes medical information used to educate patients and other healthcare users.

    Educational Programming

    The Company operates Channel One News, The Classroom Channel and Films for the Humanities and Sciences.

    Channel One News, established in 1990, pioneered the delivery of world events and educational programming into American classrooms via satellite. Its award-winning daily news broadcast reaches approximately eight million middle and high school students, significantly more than any other electronically delivered educational product. The installed base of Channel One schools is approximately 12,000, or 40%, of the middle and high schools in the United States. Schools sign up for Channel One News under a three-year renewable contract pursuant to which they agree to show Channel One News, in its entirety, on at least 90% of school days. The Company provides to schools a turnkey technology system of video cassette recorders and networked televisions. These services are provided to schools at no charge; sales are generated by two minutes of advertising in the 12-minute daily newscast. Virtually all school contracts have come up for renewal and approximately 99% have been renewed.

    Channel One News is produced at the Hacienda, its Los Angeles studio, using staff anchors and correspondents reporting on location both domestically and internationally. Channel One has a library of over 1,100 broadcasts including approximately 160 single subject series.

    Channel One News has no direct competition in the schools, but does compete for advertising dollars with other media aimed at teenagers. The Company's primary competitive advantage is its total audience of approximately eight million teenagers. For the school year ended June 1995, approximately 60% of the revenues of Channel One were pursuant to long-term contracts (which expire on or after December 31, 1997). For the same school year, the top five advertisers by dollars were PepsiCo, M&M

Mars, Procter & Gamble, AT&T and Quaker Oats, which accounted for approximately 64% of advertising revenue.

    The Classroom Channel offers a range of instructional programming to enhance each school's curriculum. The Classroom Channel offers an average of 90 minutes of daily programming at no charge to schools. Programming and operation of The Classroom Channel was outsourced until July 1995 when it was taken in-house to widen the programming selection.

    Films for the Humanities and Sciences ("Films") is the exclusive distributor of approximately 6,000 educational videos as well as videodiscs, CD-ROMs and related products. These materials are sold primarily by direct mail, targeting teachers and librarians in the K-12 and college market. Films is the largest distributor of such products and competes on the basis of quality and breadth of the subject matter it markets. Since January 1, 1993, Films has increased the number of titles offered by an average of 18% per year.

    Periodicals and Supplementary Learning Materials

    The Company publishes and markets periodicals and other supplemental learning materials primarily for the elementary and secondary school markets.

    First published in 1928, Weekly Reader is the best-known student newspaper in the United States and has the highest circulation of any student newspaper with approximately 6.6 million subscribers in the elementary school market alone. Weekly Reader is sold in approximately 70% of all elementary schools. Eight separate editions of Weekly Reader consisting of 26 issues per year are distributed to elementary school students. Each edition is written and designed for particular reading and comprehension levels in order to bring current world news to children at a level commensurate with their comprehension abilities. A teacher's guide with background information, discussion topics and follow-up questions is included with each edition. Weekly Reader is sold to schools and teachers for classroom use. Other titles include Read, Current Events, Current Science and Current Health.

    Editorial materials for Weekly Reader are generated through a combination of in-house staff written material and work from outside authors on a work-for-hire basis.

    For the 1994-1995 school year, Weekly Reader periodicals had a 56.4% share of the elementary school market and a 38.4% share of the secondary school market. The Company's largest competitor in these markets is Scholastic, Inc. Weekly Reader generally competes on the basis of price, editorial quality and content.

    Professional Book Services

    The Company's professional book services have more than 800,000 members in the United States, more than any competitor. The Company has 20 separate professional book services. The books, computer software and other materials offered are technical in nature and of special interest to members of targeted groups of professionals, including computer users, teachers and scientists. These products are generally otherwise available only through specialized book stores and libraries; the Company's professional book services are, therefore, a key distribution channel for these books.

    The best known of these services are targeted to personal and network computer users such as the Small Computer Book Club. The number of members in these services has grown from approximately 190,000 at the end of 1992 to approximately 256,000 in December 1995. Certain of these services offer both software and books. Approximately two-thirds of the revenues for the year ended December 31, 1995 from these computer user services related to software bundled with related books. To expand further the computer user membership, the Company recently established a World Wide Web site on the Internet for offering its computer book services.

    The Company has exclusive book club rights to distribute most main selection titles offered by its professional book services. These exclusive rights have been acquired from more than 500 publishers and generally must be renegotiated every three years. Most of the professional and scientific book services have limited competition in their markets.

    Historically, direct mail has been the most effective source of new members. Customers are also obtained through printed advertisements, internal promotions and telemarketing. Specialized target subscription lists, which are rented from various sources, are used to solicit new members and customers. In addition, advertising is placed in special interest magazines.

    Supplementary Educational Programs

    The Company develops and markets supplementary educational programs for grades pre-K to 6, which are marketed to teachers for use in schools. Many of these materials are sold under the "Macmillan" name. Other programs are marketed to nurses and computer and business professionals. One program is a video series marketed to behavioral science professionals. The programs are all marketed on a continuity basis. Continuity programs consist of publications or materials that are automatically sent and invoiced to a member at regular intervals until the member requests no further shipments. At December 31, 1995, there were approximately 180,000 subscribers to these continuity programs.

    In 1994, the Company launched an institutional sales program to reach additional markets for its supplementary educational materials.

    An in-house staff performs most of the editorial and design work on the educational programs. The Company and its predecessors have since 1981 developed all of its educational continuity programs, sales of which in the year ended December 31, 1995 were $29.8 million. Extensive market research and testing is performed in connection with new programs, which have historically averaged two per year. The Company is the largest provider of continuities sold for use in schools and competes in this market primarily with Scholastic, Inc.

    The principal method of obtaining new members for its continuity program is through direct marketing.

    Medical Publications

    Under the brand name Krames, the Company is a leading publisher of patient information sold to doctors and other healthcare providers to be distributed to patients and other healthcare users. During 1995, the Company sold 29.1 million units. Krames' products are used by an estimated 66% of United States hospitals, 34% of HMO's and 36% of private practice physicians in targeted medical specialties. The product line includes booklets, brochures, posters, videos and training manuals. Approximately 95% of the units sold are four-color booklets of eight to 32 pages and brochures of four to eight pages which are used to educate patients on medical conditions and treatment options ranging from self-care to surgery. It is the Company's belief that healthcare providers purchase Krames' products because they reduce the time healthcare professionals must spend educating their patients. The Company also publishes health promotion materials to be distributed to employees and safety training products to help companies comply with government standards.

    Since the beginning of 1992, Krames has created 321 new products. The healthcare information products are created internally by product development teams composed of editors, designers and members of the production staff. The Company competes on the basis of editorial quality, content and price.

    Professional Training

    The Katharine Gibbs Schools is a highly regarded chain of seven business schools located in the northeastern United States. All seven schools operate as accredited post-secondary institutions and five schools are authorized as degree-granting institutions. Programs offered include business administration, accounting, and hotel and restaurant management, in addition to the secretarial arts program. The schools market via newspaper and magazine advertisements, direct mail and, to a lesser extent, via broadcast media for students.

    The Katharine Gibbs Schools competes with other private business schools and two-year colleges. The schools operate in a highly regulated environment, as all schools are licensed by state agencies and are granted eligibility and certification to participate in Federal student assistance programs.


    Workplace Training & Education



    Westcott's business is the delivery of workplace training and education utilizing various multimedia technologies. Westcott provides training, news and information to professionals and students in the corporate and professional, automotive, banking, government and public service, education, healthcare and interactive distance training markets.


  INFORMATION

    The Company's information segment maintains databases of critical information which it sells in a variety of formats to decision makers in business, professional and special interest consumer markets. Many of the databases, available traditionally only in print form, are now also available electronically or on CD-ROM, and add value to the original print product. The best-known brand names used in the information segment include Nelson's, Funk & Wagnalls, World Almanac and Daily Racing Form.

    Directories

    The Company publishes 69 specialized database directories, as well as related products. Products are targeted to specific industries: financial services, transportation, musical performance, credit and collection, construction, global trade and public relations. To complement its public relations directories, the Company operates a periodicals clipping service. The databases are compiled by an in-house editorial staff, are marketed directly to subscribers and advertisers by an in-house sales staff and distributed predominantly on a paid subscription basis.

    One of the best-known brand names of the directory group is Nelson's. Seven reference directories and two periodicals used in the financial services industry are published under the name Nelson's. The Nelson's electronic database is incorporated in a marketing management software package, Institutional MarketPlace for Windows and data are also sold to third party distributors such as Bloomberg Financial Services. Key titles published under Nelson's name include Directory of Investment Research and Directory of Investment Managers.

    Most of the directories published by the Company have no competition, and in markets where competition does exist, the Company's publication is dominant. Competition, where present, is on the basis of price and quality of data and, in the case of Nelson's, on the basis of electronic availability. Management believes that the comprehensiveness and quality of its data and the specialized focus of its publications has prevented others from launching competing publications.

    Trade and Technical Newsletters and Database Products

    The Company's trade and technical newsletters provide in-depth information and data on selected markets. Ward's Automotive Reports is recognized as the authoritative source for industry-wide statistics on automotive production and sales. This newsletter competes on the basis of the nature and quality of its editorial content.

    The trade and technical database division publishes, in print and electronic formats, used vehicle valuation information. Titles include Market Reports, Marine Blue Book, Waterway Guides and Aircraft Bluebook. Other databases include The Electronics Sourcebook, Ac-U-Kwik and equipment servicing information and manuals.

    Apartment Guides

    The Company is the most extensive publisher of rental apartment guides in the United States with 51 local versions of its Apartment Guides. The Company's Apartment Guides are published monthly and provided at no charge to apartment shoppers. Ninety percent of these revenues are generated from the sale of advertising space to owners and management companies of apartment communities. During the year ended December 31, 1995, the Company started new guides in Fort Myers, Florida and acquired guides covering Washington, D.C., Baltimore and Detroit.

    The Apartment Guides contain information listings which highlight the features of available apartment communities. Owners and managers of apartment communities, whose goal is to maximize the occupancy rates at their apartment properties, purchase advertising space. Apartment rental guides are generally the most cost-effective way to attract new tenants to rental apartment communities. The Company's primary competition comes from For Rent Magazine, single city guides and local newspapers.

    The DistribuTech Division of the Company distributes Apartment Guides as well as third party publications. Apartment Guides are distributed in a wide variety of locations including grocery, convenience and drug stores, hotels, apartments, chambers of commerce, universities, military bases, and major employers. At retail locations, Apartment Guides are typically displayed in free standing, multi-pocket racks along with other free publications. DistribuTech, which manages the largest free publication distribution network in the United States, enjoys exclusive arrangements with most of the retail locations and, as a result, generates substantial revenues from the leasing of additional pockets on each rack to other free publications. Revenues from the distribution of other publications partly offset Apartment Guides' distribution costs. DistribuTech manages distribution for over 15,500 retail locations in 60 cities nationwide. Fifty of those cities are also cities where Apartment Guides are published. DistribuTech competes on the basis of price paid to the retail locations and service on the rack program.

    Daily Racing Form

    The Company maintains the most comprehensive database of horse racing statistics in North America. The principal method of distribution of this database is Daily Racing Form, a national daily newspaper covering thoroughbred horse racing. Up to 30 individual editions of Daily Racing Form are published a day, each covering three to six racetracks, and these editions report on every thoroughbred and many quarterhorse races in the United States and Canada. The Daily Racing Form is sold in all 40 states that allow pari-mutuel betting, Canada, and Mexico. Daily Racing Form's 1995 annual circulation was approximately 22.8 million copies, of which approximately two-thirds were sold through newsstands and one-third were sold at racetracks. The Daily Racing Form database is also delivered via a pay-per-use 900 telephone number and electronic and facsimile transmission. In addition Daily Racing Form licenses its database for electronic delivery and handicapping services.

    The re-engineering and upgrading of pre-publication and database software were completed in 1995. The proprietary database contains tens of millions of statistics about jockeys, trainers and racetracks, as well as past performances of more than 200,000 thoroughbred horses, including racing conditions such as weather, track condition, jockey weight, stakes, type of race, distance and post position.

    Although Daily Racing Form is the only newspaper that provides past performance statistics, Equibase licenses its past performance database to racetracks for inclusion in their programs. Daily Racing Form competes on the basis of advance availability, content and quality of data. For the year ended December 31, 1995, the Company's statistics were available at all North American tracks and were the exclusive statistics provided at racetracks having more than 50% of all track attendees.

    Reference Materials

    Funk & Wagnalls' New Encyclopedia licenses its editorial content to Microsoft Corporation as the textual basis for Microsoft's Encarta CD-ROM product and to Future Vision for inclusion in the Infopedia CD-ROM. Also, content of the New Encyclopedia is licensed to three on-line services and a classroom computer instruction service. Funk & Wagnalls is the third-largest publisher, ranked by complete-set sales, of general reference encyclopedias in the United States and Canada and the leading seller of encyclopedias in supermarkets. In 1995, over 1.5 million volumes of the Funk & Wagnalls' New Encyclopedia were sold. In addition, the Company publishes a yearbook and a science supplement to the New Encyclopedia each year, designed to update the New Encyclopedia. A new edition is introduced every three years and a major statistical revision incorporating census data is introduced every 10 years.

    The Company experiences competition for its New Encyclopedia from print products sold in the home and in the supermarket as well as CD-ROM versions of encyclopedias.

    The World Almanac is the leading almanac in the English language ranked by unit sales and data content. Over 1.3 million copies of the 1996 edition, published in December 1995, have been sold. For 1995, the Company introduced World Almanac For Kids and added The Kids World Almanac of Basketball. A baseball version was introduced in 1993 and the football version introduced in 1994. The World Almanac licenses its content for use on four CD-ROM products and five on-line services. The Company's World Almanac Education Division sells reference books to the school and library market by catalogue. The World Almanac and World Almanac Education Division compete in their respective markets on the basis of quality and name recognition.

    Facts on File News Services Division was acquired on March 1, 1996. Facts on File News Services publishes subscription products which are sold to schools and libraries. The flagship product, World News Digest, published weekly, is available in print, CD and on-line formats, and has a subscriber base of approximately 7,000. Other publications include Editorials on File, Today's Science on File and Software and CD-ROM Reviews on File.

  MEDIA

    The media segment consists of consumer magazines, special interest magazines and trade and technical magazines. The Company's media businesses are a key source of need-to-know information for specific targeted interest groups. Fifty-nine of the 104 magazines have the number one market share in their respective niche markets.

    Consumer Magazines

    The Consumer Magazine group publishes thirteen well-known magazines. The principal sources for consumer magazine revenues are advertising and circulation. In the year ended December 31, 1995, approximately 51% of the Consumer Magazines' sales were from advertising, 46% were from circulation and 3% from other sources.

    The following table sets forth certain information about the Company's consumer magazines other than Stagebill:

                                                                AVERAGE
                                                          CIRCULATION FOR THE
                                                             TWELVE MONTHS
                                                          ENDED DECEMBER 31,         FREQUENCY OF
    MAGAZINE                                                     1995                 PUBLICATION
- -------------------------------------------------------   -------------------      -----------------
Soap Opera Digest......................................        1,345,300               bi-weekly
Soap Opera Weekly......................................          480,523                weekly
Seventeen..............................................        2,117,988                monthly
New York...............................................          426,975           50 times per year
New Woman..............................................        1,282,879                monthly
Automobile.............................................          613,999                monthly
Chicago................................................          168,255                monthly
Modern Bride...........................................          364,322              bi-monthly
American Baby..........................................        1,572,306                monthly
Sail...................................................          175,558                monthly
Power & Motoryacht.....................................          156,861                monthly
Healthy Kids...........................................        1,504,301              bi-monthly

    Soap Opera Digest and Soap Opera Weekly are sister publications--the former digest-sized and bi-weekly, the latter tabloid-sized and weekly--covering soap operas aired on network television. Soap Opera Digest is the leading publication in this market. Soap Opera Weekly was launched to complement and expand the market that Soap Opera Digest created. Soap Opera Digest focuses on synopses of episodes and Soap Opera Weekly reports primarily on soap opera news. Soap Opera Digest and Soap Opera Weekly are distributed mainly at supermarket, convenience store and drugstore checkout counters. They compete for circulation on the basis of editorial content and quality against Soap Opera Magazine and Soap Opera Update, both of which have substantially lower circulation. Soap Opera Digest On-Line was launched in early 1996.

    Seventeen created the young women's magazine market when it was founded in 1944. Seventeen's editorial content covers a wide variety of topics relevant to girls aged 12 to 19, including fashion, boys, beauty, talent and lifestyle. The principal competition of Seventeen is YM. Against this competitor, Seventeen competes for circulation based on the nature and quality of its editorial. It is the leader by far based on advertising pages and is also the leader in total circulation. Seventeen On-Line was launched on America Online in September 1995.

    New York, the oldest weekly city magazine in the United States, is the only city magazine published weekly. It contains feature articles and regular columns on politics, business, the fine arts, entertainment, food, fashion and current events. New York competes for circulation based on the nature and quality of its editorial content with The New Yorker, which has a larger circulation. New York Magazine On-Line was launched on CompuServe in September 1995.

    Automobile contains articles and columns on newly introduced domestic and foreign automobile models, and prominent people and collectors in the auto industry. Automobile competes for circulation on the basis of the nature and quality of its editorial content primarily with Car and Driver, Road and Track and Motor Trend, all of which have larger circulations. Automobile Live, the on-line version of Automobile, was launched on CompuServe in July 1995.

     Modern Bride, launched in 1949, provides valuable information on bridal fashions, home furnishings and honeymoon travel to engaged and newlywed couples. Modern Bride competes for circulation and advertising pages with Bride's, Bridal Guide and Elegant Bride. While the magazine regularly vies with Bride's for the largest total circulation, Modern Bride is the leader in subscription circulation.

    American Baby, published since 1938 for expectant and new parents, contains articles on all aspects of pregnancy and baby care. American Baby is the largest circulation baby care publication and ranks first in baby product related advertising pages. While the magazine competes with Parents, Parenting and Child for the larger childcare market, American Baby's principal competitor is Baby Talk. American Baby also supports several ancillary products including sampling and couponing programs and a cable television show.

    Sail is the largest circulation magazine in its niche and the only publication with a "how-to" editorial focus. It contains technical articles on design, technique, new boat features and gear as well as product reviews and stories from experienced cruisers and racers. Sail's primary competitors are Cruising World and Sailing World.

    Power & Motoryacht covers the high-end of the powerboat market. With its controlled circulation to owners of large powerboats, the magazine reaches a more affluent and dedicated audience than its competitors. Power & Motoryacht competes with a variety of magazines that target a segment of its readership including Boating, Motorboating and Sailing, Yachting, and Saltwater Sportsman.

    The other consumer magazines published by the Company are: New Woman--a guide for personal relationships and careers; Stagebill--the largest performing arts magazine in the United States; Chicago--the number one city magazine in Chicago; and Healthy Kids--a magazine published in exclusive association with the American Academy of Pediatrics. The Company also publishes a number of annual publications including First Year of Life, Childbirth, Wedding Gown Guide, Your Prom and Sailboat Buyers Guide, as well as several custom publishing projects.

    Subscriptions for consumer magazines are obtained using printed advertisements, direct mail, clearinghouses and subscription cards included in each magazine. Advertising sales are made principally by in-house advertising staffs at each magazine. The consumer magazines compete for advertising on the basis of circulation and the niche market served by the publication.

    Special Interest Magazines

    The special interest magazine group publishes 34 titles in the sewing and crafts, truck and automotive and sporting areas, 21 of which rank first or second in their respective markets based on circulation. The principal sources for the special interest magazine group revenues are circulation and advertising. In the year ended December 31, 1995, approximately 37% of the specialty interest magazines' sales were from advertising, 54% were from circulation and 9% were from various other sources. The products of the special interest magazine group include titles well-known in their markets such as Crafts, Sew News, Truckin' and Dog World.

    The special interest magazines target enthusiasts in each of their respective activities. A majority of the titles are number one or number two in their market based on circulation. Readers value the special interest magazines for their editorial content and also rely on them as a catalogue of products in the relevant topic area. This catalogue aspect makes the special interest magazines an important media buy for advertisers. The sewing and crafts magazines are primarily sold by subscription, while circulation sales of the truck and automotive titles are primarily newsstand driven.

    Since the beginning of 1993, the special interest magazine group launched 11 titles, all of which were spin-offs of established titles.

    Magazine editorial is provided by in-house writers and freelance authors. Advertising sales are generated by a combination of in-house staff and outside advertising representative firms.

    Each of the titles faces competition in its subject area from a variety of publishers. The Company's special interest magazines compete on the basis of high quality, targeted editorial.

    Trade and Technical Magazines

    The Company publishes 57 trade and technical magazines that provide vital information to professionals in the apparel, automotive, telecommunications, electronics, engineering, transportation, agricultural, printing, packaging, construction, real estate, retail, architectural lighting, municipal services, facilities management, health and financial planning industries. Thirty-seven of these publications are ranked number one, and approximately 85% of these publications are ranked number one or two, in the fields they serve based on advertising. These magazines are distributed primarily on a "controlled circulation" basis to members of a targeted industry group and provide career-enhancing technical and tutorial editorial content.

    Capitalizing on the centralized circulation, fulfillment, production and other back office services, add-on titles can either be spun-off from existing titles or acquired and integrated editorially.

    During the year ended December 31, 1995, approximately 78% of the revenues of the trade and technical titles were generated from advertising. Because each of the trade and technical magazines is distributed almost exclusively to purchasing decision makers in a targeted industry group, product and service providers are able to focus their advertising. The advertising rates charged are based on the size of the circulation within the target group as well as competitive factors. These magazines compete for advertising on the basis of circulation, reach, editorial content and readership commitment. Advertising sales are made by in-house sales forces, supplemented by independent representatives in selected regions and overseas. Classified advertising is sold through telemarketing. Magazine editorial is provided by specialized in-house writers and freelance authors, well-known in their specific industry niches.

    These trade and technical magazines compete in their niche markets on the basis of content, advertising rates and targeted readership.

PRODUCTION AND FULFILLMENT

    Virtually all of the Company's print products are printed and bound by independent printers. The Company believes that outside printing services at competitive prices are readily available. Many of the books distributed by the Company's book services are purchased directly from the publishers' print runs.

    The principal raw material used in the Company's products is paper. The Company has paper supply contracts and, in almost all cases, supplies paper used by its outside printers. The Company believes that even though paper is in limited supply, the existing arrangements providing for the supply of paper have been adequate, although at higher prices. The Company was able to meet its paper requirements during 1995. In 1995, approximately 30% and 25% of the Company's paper was supplied by Lindenmeyr Central and Bulkley Dunton, respectively. The Company's relationship with these suppliers is good and is expected to continue to be good for the foreseeable future.

    Many of the Company's products are packaged and delivered to the United States Postal Service directly by the printer. Other products are sent from warehouses and other facilities operated by the Company. Postage costs represent a significant expense for the Company. See "Risk Factors."

EMPLOYEES

    As of January 2, 1996, the Company had approximately 6,300 full- and part-time employees, of whom approximately 30 were union members. Management considers its relations with its employees to be good.

EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the executive officers of K-III:

    NAME                                     AGE                  POSITION(S)
- ------------------------------------------   ---   ------------------------------------------
William F. Reilly.........................   57    Chairman of the Board and Chief Executive
                                                     Officer and Director
Charles G. McCurdy........................   40    President and Director
Beverly C. Chell..........................   53    Vice Chairman, General Counsel, Secretary
                                                     and Director
Harry A. McQuillen........................   49    Executive Vice President, President-Media
                                                     Group
Jack L. Farnsworth........................   50    Vice President, President-Information
                                                   Group
Pedro F. Mata.............................   51    Vice President, President-Education Group
George Philips............................   65    Vice President, President-Reference Group
Curtis A. Thompson........................   44    Vice President and Controller
Michaelanne C. Discepolo..................   43    Vice President
Douglas B. Smith..........................   35    Treasurer

    Mr. Reilly is Chairman of the Board, Chief Executive Officer and a Director of K-III (and served in such capacities with its predecessors). Prior to March 1990 he was President and Chief Operating Officer of Macmillan, Inc. ("Macmillan"). Mr. Reilly is also a director of FMC Corporation.

    Mr. McCurdy became President and a Director of K-III in November 1991 and was Treasurer from 1991 to August 1993 (and served in such capacity with its predecessors). Prior to February 1989 he was Vice President-Corporate Finance at Macmillan.

    Ms. Chell became Vice Chairman, General Counsel and Secretary of K-III (and served in such capacity with its predecessors) in November 1991 and a Director in March 1992. Prior thereto she was Vice President, General Counsel and Secretary of Macmillan.

    Mr. McQuillen has been Executive Vice President of K-III since December 1995, President of K-III Media Group since December of 1992 and President of K-III Magazines since November 1991. Prior thereto he was Vice President of K-III from May 1992 through December 1995. He was previously President of Macmillan Publishing Company and a Vice President at Macmillan.


    Mr. Farnsworth has been Vice President of K-III since May 1992, President of K-III Information Group since May 1992, President of Daily Racing Form since April 1992 and President of Westcott since June 1996. He was previously President of Simon & Schuster Higher Education Group from August 1990 to February 1992 and prior to that time he was a Vice President at Macmillan in charge of educational publications.


    Mr. Mata has been Vice President of K-III and President of K-III Education Group since November 1995. He was previously the Senior Vice President of W.R. Grace & Co. and President and CEO of Grace Cocoa.

    Mr. Philips has been a Vice President of K-III since May 1992 and President of the Reference Group since March 1992. Prior to that time he was President of P.F. Collier, Inc. and a Vice President at Macmillan.

    Mr. Thompson became Vice President and Controller of K-III in November 1991. He has also served as Vice President and Controller of each of the subsidiaries of K-III since August 1989 until other persons assumed the office of Controller at certain of the subsidiaries. Prior to that time he was Vice President and Controller and Chief Financial Officer of The Michie Company.

    Ms. Discepolo became a Vice President of K-III in January 1993. She joined the Company in March 1991 as Director of Human Resources. She held the position of Director of Benefits with Macmillan prior thereto.

    Mr. Smith became Treasurer of K-III in August 1993. Prior thereto he was at The Bank of New York starting in 1982 holding various positions. He held the position of Senior Vice President prior to joining K-III.

    The business address of Messrs. Reilly, McCurdy, Farnsworth, Mata, McQuillen, Philips, Thompson, Smith and Mses. Chell and Discepolo is the address of the principal executive offices of K-III.

                              THE EXCHANGE OFFERS

PURPOSE AND EFFECT OF THE EXCHANGE OFFERS

    The Old Notes and the Old Preferred Stock were sold by K-III on January 24, 1996 (the "Closing Date") to the Initial Purchasers, pursuant to the Purchase Agreement. The Initial Purchasers subsequently sold the Old Notes and the Old Preferred Stock to qualified institutional buyers and accredited investors in reliance on Rule 144A and Regulation S under the Securities Act. As a condition to the Purchase Agreement, K-III and the Initial Purchasers entered into the Registration Rights Agreement on January 24, 1996. Pursuant to the Registration Rights Agreement, K-III agreed to file with the SEC a registration statement under the Securities Act with respect to the Exchange Offers no later than 180 days following the Closing Date, (ii) to use its reasonable best efforts to cause such registration statement to become effective under the Securities Act no later than 180 days after the Closing Date, and (iii) upon effectiveness of the registration statement, to commence the Exchange Offers. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement is intended to satisfy K-III's obligations under the Registration Rights Agreement and the Purchase Agreement.

    As a result of the effectiveness of the Registration Statement of which this Prospectus is a part, payment of certain liquidated damages provided for in the Registration Rights Agreement will not occur. Following the consummation of the Exchange Offers, holders of Notes and shares of Preferred Stock will not have any further registration rights and the Old Notes and the Old Preferred Stock will continue to be subject to certain restrictions on transfer. See "--Consequences of Failure to Exchange." Accordingly, the liquidity of the market for the Old Notes and the Old Preferred Stock could be adversely affected.

TERMS OF THE EXCHANGE OFFERS

    Upon the terms and subject to the conditions set forth in this Prospectus and in the applicable Letter of Transmittal, K-III will accept (i) any Old Notes in principal amounts of $1,000 validly tendered and not withdrawn prior to the Expiration Date and (ii) any and all shares of Old Preferred Stock validly tendered and not withdrawn prior to the Expiration Date. K-III will issue (i) New Notes in principal amounts of $1,000 for each $1,000 in principal amount outstanding of the Old Notes, and (ii) one share of New Preferred Stock in exchange for each share of Old Preferred Stock, accepted in the Exchange Offers. Holders may tender some or all of their Old Notes or shares of Old Preferred Stock pursuant to the Exchange Offers.

    The form and terms of the New Notes and the New Preferred Stock are the same as the form and terms of the Old Notes and the Old Preferred Stock except that the shares of New Notes and New Preferred Stock will have been registered under the Securities Act and hence will not bear legends restricting their transfer pursuant to the Securities Act.

    As of the date of this Prospectus, $300,000,000 principal amount of Old Notes and 2,000,000 shares of Old Preferred Stock were outstanding and there
were approximately    and    beneficial owners, respectively. Solely for reasons
of administration (and for no other purpose), K-III has fixed the close of
business on            , 1996 as the record date for the Exchange Offers for
purposes of determining the persons to whom this Prospectus and the Letters of Transmittal will be mailed initially. Only a registered holder of the Old Notes or Old Preferred Stock (or such holder's legal representative or attorney-in-fact) as reflected on the records of the transfer agent and registrar for the Notes or the Preferred Stock may participate in the Exchange Offers. There will be no fixed record date for determining registered holders of the Old Notes or the Old Preferred Stock entitled to participate in the Exchange Offers.

    Holders of the Old Preferred Stock do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Certificate of Designations for the Old Preferred Stock in connection with the Preferred Stock Exchange Offer. K-III intends to conduct the Exchange Offers in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

    K-III shall be deemed to have accepted validly tendered Old Notes or shares of Old Preferred Stock when, as and if K-III has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of the Old Notes or the Old Preferred Stock, as applicable, for the purposes of receiving the New Notes or the New Preferred Stock from K-III.

    If any tendered Old Notes or shares of Old Preferred Stock are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes or shares of Old Preferred Stock will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes or shares of Old Preferred Stock in the Exchange Offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes or shares of Old Preferred Stock pursuant to the Exchange Offers. K-III will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offers. See "--Fees and Expenses."


    Each broker-dealer that receives New Notes or New Preferred Stock for its own account in exchange for Old Notes or Old Preferred Stock, where such New Notes or New Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock.


EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
     , 1996, unless K-III, in its sole discretion, extends the Exchange Offers, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offers are extended.

    In order to extend the Exchange Offers, K-III will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    K-III reserves the right, (i) to delay accepting any Old Notes or shares of Old Preferred Stock, (ii) to extend the Exchange Offers, (iii) if any of the conditions set forth below under "--Conditions of the Exchange Offers" shall not have been satisfied, to terminate the Exchange Offers, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offers in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offers are amended in a manner determined by K-III to constitute a material change, K-III will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes and the Old Preferred Stock, and K-III will extend the Exchange Offers for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such five to ten business day period.

    Without limiting the manner in which K-III may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offers, K-III shall not have an obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING

    Only a registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a book-entry transfer facility) whose name appears on a security listing as the owner of the Notes) of Old Notes or shares of Old Preferred Stock may tender such Old Notes or shares of Old Preferred Stock in the Exchange Offers. To tender in the Exchange Offers a holder must complete, sign and date the applicable Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the applicable Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes or the shares of Old Preferred Stock and any other required documents, to the Exchange Agent at the address set forth below under "Exchange Agent" for receipt prior to the Expiration Date (or comply with the procedure for book-entry transfer described below).

    The tender by a holder will constitute an agreement between such holder and K-III in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF THE OLD NOTES OR THE SHARES OF OLD PREFERRED STOCK AND THE APPLICABLE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL, OLD NOTES OR SHARES OF OLD PREFERRED STOCK SHOULD BE SENT TO K-III. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTION FOR SUCH HOLDERS.

    The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes and the Old Preferred Stock at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes and/or shares of Old Preferred Stock by causing such book-entry transfer facility to transfer such Old Notes and/or shares of Old Preferred Stock into the Exchange Agent's account with respect to the Old Notes and/or shares of Old Preferred Stock in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes and/or shares of Old Preferred Stock may be effected through book-entry transfer into the Exchange Agent's accounts at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the back cover page of this Prospectus on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    Any beneficial owner whose Old Notes or shares of Old Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder from Beneficial Owner" included with the Letter of Transmittal.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes or the shares of Old

Preferred Stock tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered holder of Old Notes or any shares of Old Preferred Stock listed therein, such Old Notes or shares of Old Preferred Stock must be endorsed or accompanied by a properly completed stock power, signed by such registered holder as such registered holder's name appears on such Old Notes or shares of Old Preferred Stock.

    If the Letter of Transmittal, Old Notes or any shares of Old Preferred Stock or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to K-III of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes or shares of Old Preferred Stock will be determined by K-III in its sole discretion, which determination will be final and binding. K-III reserves the absolute right to reject any and all Old Notes or shares of Old Preferred Stock not properly tendered or any Old Notes or shares of Old Preferred Stock K-III's acceptance of which would, in the opinion of counsel for K-III, be unlawful. K-III also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes or shares of Old Preferred Stock. K-III's interpretation of the terms and conditions of the Exchange Offers (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of the Old Notes or the shares of Old Preferred Stock must be cured within such time as K-III shall determine. Although K-III intends to notify holders of defects or irregularities with respect to tenders of the Old Notes or the shares of Old Preferred Stock, neither K-III, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of the Old Notes or the shares of Old Preferred Stock will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes or shares of Old Preferred Stock received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the applicable Letter of Transmittal, as soon as practicable following the Expiration Date.

    By tendering, each registered holder will represent to K-III that, among other things, (i) the New Notes or the New Preferred Stock to be acquired by the holder and any beneficial owner(s) of the Old Notes or the Old Preferred Stock ("Beneficial Owner(s)") in connection with the Exchange Offers are being acquired by the holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s), (ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes or the New Preferred Stock, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offers for the purpose of distributing the New Notes or the New Preferred Stock must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes or the New Preferred Stock acquired by such person and cannot rely on the position of the Staff of the Commission set forth in the no-action letters that are discussed herein under "--Resales of the New Notes and the New Preferred Stock", (iv) the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Commission, and (v) neither the holder nor any Beneficial Owner(s) is an "affiliate," as defined under Rule 405 of the Securities Act, of K-III except as otherwise disclosed to K-III in writing.


    Each broker-dealer receiving New Notes or New Preferred Stock for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes or New Preferred Stock. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes or New Preferred Stock received in exchange for Old Notes or Old Preferred Stock where such Old Notes or Old Preferred Stock were acquired by such broker-dealer as a result of market-making activities or other trading activities. K-III will, for a period of 90 days after the Expiration Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.


GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes or shares of Old Preferred Stock and (i) whose Old Notes or shares of Old Preferred Stock are not immediately available, or (ii) who cannot deliver their Old Notes or shares of Old Preferred Stock, the applicable Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

        (a) The tender is made through an Eligible Institution;

        (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes or shares of Old Preferred Stock and the principal amount of Old Notes or the number of shares of Old Preferred Stock being tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes or the shares of Old Preferred Stock (or a confirmation of book-entry transfer of such Old Notes or shares of Old Preferred Stock into the Exchange Agent's account at the book-entry transfer facility) and any other documents required by the applicable Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes or shares of Old Preferred Stock in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes or shares of Old Preferred Stock according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of the Old Notes or the shares of Old Preferred Stock may be withdrawn at any time prior to the Expiration Date or, if tendered notes or shares have not yet been accepted for exchange, after the expiration of forty business days from the commencement of the Exchange Offers.

    To withdraw a tender of Old Notes or shares of Old Preferred Stock in the Exchange Offers, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes or the shares of Old Preferred Stock to be withdrawn (the "Depositor"), (ii) identify the Old Notes or the shares of Old Preferred Stock to be withdrawn (including the certificate number or numbers and number of shares), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes or shares of Old Preferred Stock were tendered (including any required signature guarantees). If Old Notes or shares of Old Preferred Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or shares of Old Preferred Stock or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by K-III in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes or shares of Old Preferred Stock so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offers and no shares of New Preferred Stock will be issued with respect thereto unless the Old Notes or the shares of Old Preferred Stock so withdrawn are validly retendered. Properly withdrawn Old Notes or shares of Old Preferred Stock may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

    Any Old Notes or shares of Old Preferred Stock which have been tendered but which are not accepted for exchange due to rejection of tender or termination of the Exchange Offers, or which have been validly withdrawn, will be returned as soon as practicable to the holder thereof without cost to such holder.

CONDITIONS OF THE EXCHANGE OFFERS

    Notwithstanding any other term of the Exchange Offers, K-III shall not be required to accept for exchange, or exchange shares of New Preferred Stock for, any Old Notes or shares of Old Preferred Stock, and may terminate the Exchange Offers as provided herein before the acceptance of such Old Notes or shares of Old Preferred Stock, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offers which, in the sole judgment of K-III, might materially impair the ability of K-III to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to K-III, or any material adverse development has occurred in any existing action or proceeding with respect to K-III or any of its subsidiaries; or

        (b) any change, or any development involving a prospective change, in the business or financial affairs of K-III or any of its subsidiaries has occurred which, in the sole judgment of K-III, might materially impair the ability of K-III to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to K-III; or

        (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the sole judgment of K-III, might materially impair the ability of K-III to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to K-III; or

        (d) any governmental approval has not been obtained, which approval K-III shall, in its sole discretion, deem necessary for the consummation of the Exchange Offers as contemplated hereby.

    If K-III determines in its sole discretion that any of the conditions are not satisfied, K-III may (i) refuse to accept any Old Notes or shares of Old Preferred Stock and return all tendered Old Notes or shares of Old Preferred Stock to the tendering holders, (ii) extend the Exchange Offers and retain all Old Notes or shares of Old Preferred Stock tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Old Notes or shares of Old Preferred Stock (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offers and accept all validly tendered Old Notes or shares of Old Preferred Stock which have not been withdrawn. If such determination or waiver constitutes a material change to the Exchange Offer, K-III will promptly disclose such determination or waiver by means of a prospectus supplement that will be distributed to the registered holders, and K-III will extend the Exchange Offers for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such five to ten business day period.


EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offers. Questions and request for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

    For the Notes--

           By Mail:                By Facsimile Transmission:      By Hand or Overnight Courier:

    Reorganization Section               (212) 571-3080               Reorganization Section
  101 Barclay Street--7 East          Confirm by Telephone:         101 Barclay Street--7 East
      New York, NY 10286                 (212) 815-2742                 New York, NY 10286
    Attention: Henry Lopez                                            Attention: Henry Lopez

    For the Preferred Stock--

           By Mail:                By Facsimile Transmission:      By Hand or Overnight Courier:

       Tender & Exchange           (For Eligible Institutions            Tender & Exchange
          Department                          Only)                         Department
        P.O. Box 11248                   (212) 815-6213                 101 Barclay Street
     Church Street Station       Confirm Facsimile by Telephone:    Receive and Deliver Window
    New York, NY 10286-1248          (For Confirmation Only)            New York, NY 10286
                                         (800) 507-9357

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by K-III. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of K-III and its affiliates.

    K-III has not retained any dealer-manager in connection with the Exchange Offers and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offers. K-III, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offers will be paid by K-III and are estimated in the aggregate to be approximately $300,000. Such expenses include fees and expenses of the Exchange Agent and transfer agent and registrar, accounting and legal fees and printing costs, among others.

    K-III will pay all transfer taxes, if any, applicable to the exchange of the Old Notes or the Old Preferred Stock pursuant to the Exchange Offers. If, however, a transfer tax is imposed for any reason other than the exchange of the Old Notes or the Old Preferred Stock pursuant to the Exchange Offers, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the applicable Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Old Notes or the shares of Old Preferred Stock which are not exchanged for New Notes or shares of New Preferred Stock pursuant to the Exchange Offers will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Old Notes or shares of Old Preferred Stock may be resold only (i) to K-III or the Initial Purchasers, (ii) inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (iii) inside the United States to an institutional accredited investor that, prior to such transfer, furnishes to K-III a signed letter containing certain representations and agreements relating to the restrictions on transfer of this security (the form of which letter can be obtained from K-III) and if such transfer is in respect of an aggregate principal amount or liquidation preference, as applicable, of securities at the time of transfer of less than $1,000,000 an opinion of counsel acceptable to K-III that such transfer is in compliance with the Securities Act, (iv) outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act, (v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the transfer agent and registrar being met. The liquidity of the Old Notes or the Old Preferred Stock could be adversely affected by the Exchange Offers. Following the consummation of the Exchange Offers, holders of the Old Notes or the Old Preferred Stock will have no further registration rights under the Registration Rights Agreement.

ACCOUNTING TREATMENT

    The carrying value of the Old Notes or the Old Preferred Stock is not expected to be materially different from the fair value of New Notes or the New Preferred Stock, respectively, at the time of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offers associated with the New Preferred Stock will be reported as a reduction in the carrying value of the New Preferred Stock. The expenses of the Exchange Offers associated with the New Senior Notes will be reported as a non-current asset and amortized over the term of the New Senior Notes. Such carrying value of the New Preferred Stock will increase to the amount of the redemption value of the New Preferred Stock over the term of the New Preferred Stock.

RESALES OF THE NEW NOTES AND THE NEW PREFERRED STOCK

    With respect to resales of the New Notes or the New Preferred Stock, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, and in a previous no-action letter issued to K-III for its exchange offer of the Series B Preferred Stock, K-III believes that a holder (other than a person that is an "affiliate" of K-III within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes or shares of Old Preferred Stock for New Notes or shares of New Preferred Stock in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes or the New Preferred Stock, will be allowed to resell the New Notes or the New Preferred Stock to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes or the New Preferred Stock a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires New Notes or shares of New Preferred Stock in the Exchange Offers for the purpose of distributing or participating in a distribution of the New Notes or the New Preferred Stock, such holder cannot rely on the position of the staff of the SEC in such no-action letter and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

    As contemplated by the above no-action letters and the Registration Rights Agreement, each holder accepting one of the Exchange Offers is required to represent to K-III in the applicable Letter of Transmittal that (i) the New Notes or the shares of New Preferred Stock are to be acquired by the holder in the ordinary course of business, (ii) the holder is not engaging and does not intend to engage, in the distribution of the New Notes or the New Preferred Stock, and (iii) the holder acknowledges that if such holder participates in such Exchange Offer for the purpose of distributing the New Notes or the New Preferred Stock such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the New Notes or the New Preferred Stock and cannot rely on the above no-action letter; however, holders of the New Notes or New Preferred Stock will have no registration rights under the Registration Rights Agreement.

                              DESCRIPTION OF NOTES

    The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement which will terminate upon the consummation of the Notes Exchange Offer. The summary contained herein of certain provisions of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture.

GENERAL

    The Old Notes have been and the New Notes will be issued pursuant to the
Note Indenture entered into among K-III, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Note Indenture and those made part of the Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Note Indenture and the Trust Indenture Act for a statement thereof. A copy of the
Note Indenture is available upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." Other terms used in this summary but not defined in this Prospectus shall have the meanings given to them in the Note Indenture.


    The Notes rank senior in right of payment to all subordinated Indebtedness of the Company, and will be guaranteed on a senior basis by each of the domestic Restricted Subsidiaries of K-III. Such subordinated indebtedness will be limited to the Exchange Debentures, Class B Subordinated Debentures and 10% Subordinated Debentures, if and when the same are issued at the option of K-III in exchange for the Senior Preferred Stock, Series B Preferred Stock and Preferred Stock, respectively, and additional subordinated indebtedness that is permitted to be incurred by the terms of the Credit Agreements, the Senior Note Indentures and such other senior indebtedness as K-III may have outstanding from time to time. When the New Notes are issued, the Company will have no subordinated indebtedness outstanding. The Company has no current intention to issue subordinated indebtedness. The Notes rank pari passu in right of payment with all senior indebtedness, including the Company's obligations under the Credit Agreements and Outstanding Notes. As used herein, the statement that certain indebtedness ranks pari passu with other indebtedness means only that in the event of the bankruptcy or insolvency of the debtor such certain indebtedness and such other indebtedness will have an equal claim on money or other property of the debtor available for distribution. As of June 17, 1996, the aggregate principal amount of outstanding indebtedness was $900.9 million under the Credit Agreements and $350.0 million under the Outstanding Notes none of which was secured.


    The operations of K-III are conducted through its subsidiaries, and, therefore, K-III depends upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are guaranteed on a senior basis by each of the domestic Restricted Subsidiaries of K-III. As a result, the claims of holders of the Notes will be at least pari passu with all existing and future liabilities and obligations (whether or not for borrowed money), including trade credit, of such subsidiaries. The Note Indenture, however, permits the Company to organize Unrestricted Subsidiaries and foreign Restricted Subsidiaries which would not be required to guarantee the Notes or any other indebtedness of the Company.

PRINCIPAL, MATURITY AND INTEREST

    The Notes are limited in aggregate principal amount to $300,000,000 and will mature on February 1, 2006. Interest on the Old Notes has accrued from the date of issuance at the rate of 8 1/2% per annum. Interest on Notes is payable semi-annually on February 1 and August 1, commencing on

August 1, 1996, to holders of record on the immediately preceding January 15 and July 15. Interest on the New Notes will accrue from the date the New Notes are exchanged for the Old Notes. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of K-III maintained for such purpose within or without the City and State of New York or, at the option of K-III, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by K-III, its office or agency in New York will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

    The Notes are not redeemable at K-III's option before February 1, 2001 (other than in connection with a Change of Control, as described below). Thereafter, the Notes will be subject to redemption at the option of K-III, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning February 1 of the years indicated below:

YEAR                                                           PERCENTAGE
- ------------------------------------------------------------   ----------
2001........................................................     104.250%
2002........................................................      102.125
2003 and thereafter.........................................      100.000


    The Outstanding Note Indentures prohibit such redemption or prepayment unless the Company has built a sufficient basket for such redemption or prepayment.


SINKING FUND

    There will be no sinking fund payments for the Notes.

CHANGE OF CONTROL

    Holders' Right to Require Repurchase Upon Change of Control. Upon the occurrence of a Change of Control, each holder shall have the right to require the repurchase of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). The redemption prices for optional redemptions in the event of a Change of Control would in all cases be equal to or greater than this repurchase price. Because of the highly leveraged nature of the Company, there can be no assurance that K-III will have sufficient funds to repurchase the Notes in the event of a Change of Control. The right of the holders of the Notes to require K-III to repurchase the Notes in the event of a Change of Control cannot be waived by the Trustee, K-III or K-III's Board of Directors. Within 40 days following any Change of Control, K-III shall mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the Change of Control covenant and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the

Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Holder will tender Notes, and each Note purchased and each such new
Note issued by K-III will be in a principal amount of $1,000 or integral multiples thereof.

    On the Change of Control Payment Date, K-III will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent (as defined in the Note Indenture) an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee, the Notes so accepted together with an officers' certificate stating the Notes or portions thereof that were tendered to K-III. The Paying Agent shall promptly mail to each holder of Notes so accepted, payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to such holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be in a principal amount of $1,000 or integral multiples thereof. K-III will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Indebtedness under the Credit Agreements will automatically accelerate upon the earlier of 30 days from the Change of Control and the Change of Control Payment Date. If the Company has insufficient funds with which to repay the indebtedness under the Credit Agreements and to repurchase the Notes, the holders of the Notes will have a claim on the funds of the Company equal to that of the lenders under the Credit Agreements.

    Optional Redemption Upon Change of Control. In addition to the rights set forth under "Optional Redemption," the Notes will be redeemable, at the option of K-III, in whole or in part, at any time within 160 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of Notes to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium. The following definitions are used to determine the Applicable Premium:

    "Applicable Premium" with respect to the Notes shall be calculated with respect to the date of redemption and shall equal the greater of (i) 1.0% of the then outstanding principal amount of such Notes and (ii) the excess of (A) the present value of the required interest and principal payments due on such Notes, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then outstanding principal amount of such Notes.

    "Applicable Spread", for purposes of the Note Indenture, is defined as one half of one percent.

    "Treasury Rate", for purposes of the Note Indenture, is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life of the Notes; provided, that if the Average Life of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    The redemption prices in an optional redemption upon a Change of Control will in all cases be equal to or higher than the price applicable to a repurchase upon a Change of Control required by a holder. If K-III were to effect an optional Change of Control redemption before the Change of Control Payment Date, holders that had previously tendered Notes to K-III for repurchase could withdraw such tenders prior to the Change of Control Payment Date so as to participate in the optional redemption. However, K-III would have no obligation to announce such an optional Change of Control redemption prior to the closing of the mandatory Change of Control Offer.

    K-III will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes triggered by a Change of Control.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS


    Limitations on Restricted Payments. K-III will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of K-III or any of its Restricted Subsidiaries' Capital Stock or other Equity Interests (other than (A) dividends or distributions payable in Equity Interests (other than Redeemable Stock) of K-III or such Restricted Subsidiary or (B) dividends or distributions payable to K-III or any of its Restricted Subsidiaries), (ii) (A) voluntarily purchase, redeem or otherwise acquire or retire for value any preferred stock of K-III or any of its Restricted Subsidiaries which, by its terms, is exchangeable for any Indebtedness ("Exchangeable Preferred Stock") that is pari passu with or subordinated in right of payment to the Notes or (B) purchase, redeem or otherwise acquire or retire for value any Equity Interests (other than Exchangeable Preferred Stock) of K - III or any of its Restricted Subsidiaries (other than any such Equity Interests purchased from K - III or any of its Restricted Subsidiaries), (iii) voluntarily purchase, repay, redeem, defease (including, but not limited to, in-substance or legal defeasance) or otherwise acquire or retire for value any Indebtedness (other than (A) the Notes, (B) Indebtedness under the New Chase Credit Agreement, (C) Indebtedness permitted under clause (v) or (vi) of the second paragraph of the Incurrence of Indebtedness covenant and any extension, refinancing, renewal, replacement, substitution or refunding thereof permitted under clause (vii) of the second paragraph of the Incurrence of Indebtedness covenant or (D) Indebtedness between and among K-III and the Restricted Subsidiaries) that is pari passu with or subordinated in right of payment to the Notes (other than in connection with the refunding or refinancing of such Indebtedness) or (iv) make

Investments in Restricted Payment Unrestricted Subsidiaries (the foregoing actions set forth in clauses (i) through (iv) being referred to as "Restricted Payments"), if, at the time of such Restricted Payment:

        (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

        (b) K-III could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Incurrence of Indebtedness covenant (without giving effect to clauses (i) through (xv) of the second paragraph thereof), which calculation shall be made on a pro forma basis deducting from Adjusted Consolidated Net Income the amount of any Investment K-III has made in an Unrestricted Subsidiary during the relevant period and any Investment K-III intends to make in an Unrestricted Subsidiary, to the extent that such Investment is made with amounts included in Adjusted Consolidated Net Income as a result of Transfers described in clause (c)(x) below or clause (c)(y) of the Investments in Unrestricted Subsidiaries covenant; or

        (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made after May 13, 1992, the date of the indenture governing the 10 5/8% Senior Notes (the "10 5/8% Senior Note Indenture"), exceeds the sum of the following: (w) 50% of the amount of the Adjusted Consolidated Net Income (other than amounts included in the next succeeding clause (c)(x)) of K-III for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after May 13, 1992, through the end of K-III's fiscal quarter ending immediately prior to the time of such Restricted Payment (or, if Adjusted Consolidated Net Income for such period is a deficit, 100% of such deficit); plus (x) 100% of the amount of all Transfers from a Restricted Payment Unrestricted Subsidiary up to the aggregate amount of the Investment (after taking into account all prior Transfers from such Restricted Payment Unrestricted Subsidiary) in such Restricted Payment Unrestricted Subsidiary (valued in each case as provided in the definition of "Investment"); plus (y) in the event of a designation of a Restricted Payment Unrestricted Subsidiary as a Restricted Subsidiary, 100% of an amount equal to the Consolidated Net Cash Flow generated by such Subsidiary for the period (taken as one accounting period) from the beginning of its first fiscal quarter commencing immediately after the date of its designation as a Restricted Payment Unrestricted Subsidiary through such Subsidiary's fiscal quarter ending immediately prior to its designation as a Restricted Subsidiary (or if such Consolidated Net Cash Flow for such period is a deficit, 100% of such deficit); plus (z) 100% of the aggregate net cash proceeds received by K-III from (i) the issuance or sale of Equity Interests of K-III (other than such Equity Interests issued or sold to a Restricted Subsidiary of K-III and other than Redeemable Stock) or (ii) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to K-III or any Restricted Subsidiary from the proceeds of such sale;

    provided, however, that for purposes of making Investments in Unrestricted Subsidiaries, if the amount determined in accordance with clauses (w) or (y) above is a deficit, such deficit shall be excluded from the computation of this clause (c); and provided, further, that all such amounts applied pursuant to this clause (c) shall not be available for application under clause (c) of the Investments in Unrestricted Subsidiaries covenant.

    The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Note Indenture; (ii) (A) the retirement of any shares of K-III's Capital Stock (the "Retired Capital Stock") either (1) in exchange for or (2) out of the net proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of K-III) of other shares of, K-III's Capital Stock (the "Refunding Capital Stock") other than any Redeemable Stock, and (B) if immediately prior to such retirement of such Retired Capital Stock the declaration and payment of dividends thereon was permitted under either clause (iii) or (vii) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per year that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; (iii) the declaration and payment of dividends to the holders of the Senior Preferred Stock, Series B Preferred Stock and Preferred Stock; (iv) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of K-III issued to present and former members of management of K-III and its Subsidiaries pursuant to subscription and option agreements in effect on the date of the Note Indenture and Equity Interests of K-III issued to future members of management pursuant to subscription agreements executed subsequent to the date of the Note Indenture, containing provisions for the repurchase of such Equity Interests upon death, disability or termination of employment of such persons which are substantially identical to those contained in the subscription agreements in effect on the date of the Note Indenture; (v) the declaration and payment of dividends on the Common Stock of up to 6% per annum of the net proceeds received at any time by K-III in any public offering of Common Stock;
(vi) the repurchase, redemption or other acquisition or retirement for value of Indebtedness of K-III which is subordinated in right of payment to the Notes either (A) in exchange for or (B) with the proceeds of the issuance of, Equity Interests (other than Redeemable Stock) of K-III; (vii) the declaration and payment of dividends to holders of any class or series of K-III's preferred stock issued after the date of the Note Indenture (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause
(ii) of this paragraph), provided that at the time of such issuance K-III's Fixed Charge Coverage Ratio, after giving effect to such issuance, would be greater than 1.25 to 1; (viii) the redemption, repurchase or other acquisition or retirement for value of any Indebtedness of K-III which is subordinated in right of payment to the Notes (A) with the proceeds of, or in exchange for, Indebtedness incurred pursuant to clause (vii) of the second paragraph of the Incurrence of Indebtedness covenant or (B) if, after giving effect to such redemption, repurchase or retirement, K-III could incur at least $1.00 of Indebtedness under the first paragraph of the Incurrence of Indebtedness covenant (without giving effect to clauses (i) through (xv) of the second paragraph thereof); (ix) the retirement of the Senior Preferred Stock, Series B Preferred Stock and Preferred Stock in exchange for the issuance of the Exchange Debentures, Class B Subordinated Debentures and 10% Subordinated Debentures, respectively, pursuant to the respective certificates of designations relating thereto and (x) the purchase of Exchange Debentures, Class B Subordinated Debentures and 10% Subordinated Debentures in accordance with the Change of Control covenants in the Exchange Debenture Indenture, Class B Debenture Indenture and 10% Subordinated Debenture Indenture, respectively; provided that in determining the aggregate amount expended for Restricted Payments in accordance with paragraph (c) above, (1) no amounts expended under clauses
(ii)(A)(1), (vi)(A), (viii) and (ix) of this paragraph will be included, (2) 100% of the amounts expended under clauses (ii)(A)(2), (iv), (v), (vi)(B), (vii) and (x) of this paragraph will be included, (3) 50% of the amounts expended under clause (iii) of this paragraph will be included, (4) amounts expended under clause (ii)(B) of this paragraph will be included to the extent previously included for the Retired Capital Stock and (5) 100% of the amounts expended under clause (i) to the extent not included under subclauses (1) through (4) of this proviso will be included.

    Not later than the date of making any Restricted Payment, K-III shall deliver to the Trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the Restricted Payments covenant were computed, which calculations may be based on the Company's latest available internal financial statements.

    Investments in Unrestricted Subsidiaries. K-III will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Investment in any Unrestricted Subsidiary, if at the time of such Investment:

        (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

        (b) immediately before such Investment, K-III would not be permitted to incur at least $1.00 of Indebtedness pursuant to the first paragraph of the Incurrence of Indebtedness covenant (without giving effect to clauses (i) through (xv) of the second paragraph thereof), which calculation shall be made on a pro forma basis deducting from Adjusted Consolidated Net Income the amount of any Investment K-III has made in an Unrestricted Subsidiary during the relevant period and any Investment K-III intends to make in an Unrestricted Subsidiary, to the extent that such Investment is made with amounts included in Adjusted Consolidated Net Income as a result of the Transfers described in clause (c)(x) of the Limitation on Restricted Payments covenant or clause (c)(y) below; or

        (c) such Investment, together with the aggregate of all other Investments in Unrestricted Subsidiaries made after May 13, 1992, the date of the 10 5/8% Note Indenture, exceeds (w) the aggregate Consolidated Net Cash Flow of K-III for the period (taken as one accounting period) from the beginning of the first quarter immediately after May 13, 1992, to the end of K-III's most recently ended fiscal quarter at the time of such Investment; plus (x) 100% of the aggregate net cash proceeds received by K-III from (i) the issue or sale of Equity Interests of K-III (other than such Equity Interests issued or sold to a Restricted Subsidiary of K-III and other than Redeemable Stock) or (ii) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to K-III or any Restricted Subsidiary from the proceeds of such sale; plus (y) 100% of the amount of all Transfers from a Net Cash Flow Unrestricted Subsidiary up to the aggregate Investment (after taking into account all prior Transfers from such Net Cash Flow Unrestricted Subsidiary) in such Net Cash Flow Unrestricted Subsidiary resulting from such payments or transfers of assets (valued in each case as provided in the definition of "Investment"); plus (z) in the event of a designation of an Unrestricted Subsidiary as a Restricted Subsidiary, 100% of an amount equal to the Consolidated Net Cash Flow generated by such Subsidiary for the period (taken as one accounting period) from the beginning of its first fiscal quarter commencing immediately after the date of its designation as an Unrestricted Subsidiary through such Subsidiary's fiscal quarter ending immediately prior to its designation as a Restricted Subsidiary (or if such Consolidated Net Cash Flow for such period is a deficit, 100% of such deficit);

    provided that all such amounts applied pursuant to this clause (c) shall not be available for application under clause (c) of the Restricted Payments covenant.

    The foregoing limitations will not apply to an Investment to the extent that it is (i) to capitalize a Restricted Payment Unrestricted Subsidiary permitted pursuant to the Restricted Payments covenant or (ii) funded by the issuance of Equity Interests of K-III to the extent net proceeds are not used to fund an optional redemption of Notes.

    All Restricted Subsidiaries and all Net Cash Flow Unrestricted Subsidiaries shall at all times remain wholly-owned, directly or indirectly, by K-III or a Restricted Subsidiary.

    Not later than the date of making any Investment described above, K-III shall deliver to the Trustee an Officer's Certificate stating that such Investment is permitted (including, without limitation, whether such Investment is capitalizing a Net Cash Flow Unrestricted Subsidiary or a Restricted Payment Unrestricted Subsidiary) and setting forth the basis upon which the calculations required by the Investments in Unrestricted Subsidiaries covenant were computed, which calculations may be based on the Company's latest available internal financial statements.

    Dividends and Payment Restrictions Affecting Restricted Subsidiaries. K-III will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock, or any other interest or participation in, or measured by, its profits, owned by K-III or any of its Restricted Subsidiaries, or pay any Indebtedness owed to K-III or any of its Restricted Subsidiaries, (ii) make loans or advances to K-III or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to K-III or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of: (A) the terms (as in effect on the date of the Note Indenture) of the Existing Indebtedness, (B) the terms (as in effect on the date of the Note Indenture) of the Old Chase Credit Agreement, Old Revolving Credit Agreement and BONY Credit Agreement and the Outstanding Notes and Outstanding Note Indentures, (C) the terms of Indebtedness of K-III incurred in accordance with the Incurrence of Indebtedness covenant; provided that such terms of any such Indebtedness constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than is permitted by this covenant, (D) the terms of the Note Indenture and the Notes,
(E) applicable law, (F) customary non-assignment provisions entered into in the ordinary course of business and consistent with past practices, (G) the terms of purchase money obligations for property acquired in the ordinary course of business, but only to the extent that such purchase money obligations restrict or prohibit the transfer of the property so acquired, (H) the terms of the Exchange Debentures, Exchange Debenture Indenture, the Class B Subordinated Debentures, the Class B Debenture Indenture, the 10% Subordinated Debentures and the 10% Subordinated Debenture Indenture, (I) any encumbrance or restriction with respect to a Subsidiary of K-III that is not a Subsidiary of the Company on the date of the Note Indenture, which encumbrance or restriction is in existence at the time such person becomes a Subsidiary of K-III or is created on the date it becomes a Subsidiary of K-III, (J) any encumbrance or restriction with respect to a Subsidiary of K-III imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary, or (K) any encumbrance or restriction existing under any agreement which refinances or replaces the agreements described in clauses (A), (B), (D) and (H), provided that the terms and conditions of any such encumbrances or restrictions contained in any such agreement constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than those under or pursuant to the agreement evidencing the Indebtedness or obligations refinanced. Nothing contained in this covenant shall prevent K-III or a Restricted Subsidiary from entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted by the Limitation on Liens covenant.


    Incurrence of Indebtedness. K-III will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness unless K-III's Debt to Consolidated Cash Flow Ratio for its four full fiscal quarters ending immediately prior to the date such additional Indebtedness is created, incurred, issued, assumed or guaranteed would have been no greater than 6 to 1, and such Indebtedness is not senior in right of payment to the Notes; provided that such calculation shall give effect to (A) the incurrence of any Indebtedness (after giving effect to the application of the proceeds thereof) in connection with the simultaneous acquisition of any person, business, property or assets, and (B) the Consolidated Cash Flow generated by such acquired person, business, property or assets, giving effect in each case to such incurrence of Indebtedness, application of proceeds and Consolidated Cash Flow as if such acquisition had occurred at the beginning of such four quarter period. For purposes of the foregoing provision, cash flow generated by any acquired person, business, property or asset shall be determined on the same basis as the definition of Consolidated Cash Flow and shall be based on the actual earnings before interest, taxes, depreciation and amortization of such acquired person, business, property or asset during the immediately preceding four full fiscal quarters plus (y) (i) the savings in cost of goods sold that would have resulted during that period from the effect of using the Company's actual costs for comparable goods and services during that period and (ii) other savings in cost of goods sold or eliminations of selling, general and administrative expenses as determined by K-III in good faith in its consideration of such acquisitions and consistent with the Company's experiences in acquisitions of similar businesses minus (z) the incremental expenses that would be included in cost of goods sold and selling, general and administrative expenses that would have been incurred by the Company in the operation of such acquired person, business, property or assets during such period.


    The foregoing limitations will not apply to the incurrence of (i) Indebtedness pursuant to the New Chase Credit Agreement (provided that the principal amount of such Indebtedness shall not exceed $1,250 million, less the amount of all repayments made in respect of term loans and of all permanent commitment reductions with respect to revolving loans (except to the extent, and only to the extent, that any required repayments of principal in connection with such commitment reduction are not made) made under the New Chase Credit Agreement (excluding such repayments and commitment reductions which occur substantially contemporaneously with a refinancing or a refunding thereof)), plus any amounts then available under clause (vi) of this paragraph; (ii) Existing Indebtedness; (iii) Indebtedness represented by the Outstanding Notes;
(iv) Indebtedness represented by the Exchange Debentures issued in exchange for all outstanding Senior Preferred Stock, Class B Subordinated Debentures issued in exchange for all the outstanding Series B Preferred Stock and the 10% Subordinated Debentures issued in exchange for all the outstanding Preferred Stock; (v) Capital Lease Obligations at any one time outstanding not in excess of $75 million; (vi) Indebtedness in an aggregate principal amount equal to the greater of (A) $150 million in the aggregate at any one time outstanding for K-III and its Restricted Subsidiaries or (B) Indebtedness created, incurred, issued, assumed or guaranteed (x) by K-III at any one time outstanding not in excess of 7% of the Consolidated Net Worth of K-III at the time of such creation, incurrence, issuance, assumption or guarantee or (y) by any Restricted Subsidiary of K-III at any one time outstanding not in excess of 7% of the Consolidated Net Worth of such Restricted Subsidiary at the time of such creation, incurrence, issuance, assumption or guarantee; (vii) Indebtedness created, incurred, issued, assumed or guaranteed in exchange for or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund Indebtedness referred to in clauses (i) through (vi) above (the "Refinancing Indebtedness"); provided, that (A) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness (including unused commitments) so extended, refinanced, renewed, replaced, substituted or refunded plus any amounts then available under clause (vi) of this paragraph,
(B) in the case of Refinancing Indebtedness for Indebtedness permitted under clauses (ii) and (iv) of this paragraph, the Refinancing Indebtedness permitted under clauses (ii) and (iv) of this paragraph shall have an Average Life equal to or greater than the Average Life of the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and (C) the Refinancing Indebtedness for Indebtedness permitted under clauses (ii) and (iv) of this paragraph shall rank, in right of payment, no more senior than such Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and the Refinancing Indebtedness for Indebtedness permitted under clauses (i), (iii),
(v) and (vi) of this paragraph shall rank, in right of payment, pari passu with or junior to the Notes; (viii) intercompany Indebtedness incurred in connection with Investments in Unrestricted Subsidiaries; provided that such Investments are permitted by the Restricted Payments covenant or the Investments in Unrestricted Subsidiaries covenant; (ix) Indebtedness under Currency Agreements and Interest Rate Agreements, provided that in the case of Currency Agreements which relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of K-III outstanding other than as a result of fluctuations in foreign currency exchange rates; (x) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of K-III or any Restricted Subsidiary of K-III pursuant to such agreements, incurred or assumed by the acquired Subsidiary in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary of K-III, other than guarantees or similar credit support by K-III of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness in the nature of such guarantees shall at no time exceed the gross proceeds actually received from the sale of such business, assets or Restricted Subsidiary; (xi) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within three business days of its incurrence; (xii) Indebtedness of an entity at the time it is acquired as a Restricted Subsidiary, provided that such Indebtedness was not incurred or assumed by such entity in connection with or in anticipation of such acquisition; (xiii) Indebtedness between K-III and any Restricted Subsidiary;
(xiv) Non-Compete Notes, not to exceed $50 million in aggregate principal amount less the amount of all principal repayments made in respect thereof; and (xv) K-III's Obligations arising from the repurchase, redemption or other acquisitions of Capital Stock from management investors to the extent permitted by the Limitation on Restricted Payments covenant. For the purposes of determining the aggregate Indebtedness of any referent person, Indebtedness shall not include guarantees by any other person of such Indebtedness.

    Limitations on Liens. K-III will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any of its assets or any income or profits therefrom or assign or convey any right to receive income therefrom unless the Notes are equally and ratably secured.


    Limitations on Asset Sales. K-III will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale (including the sale of any of the stock of any Subsidiary) unless at least 100% of the Net Proceeds from such Asset Sale are applied first to repay Obligations or reduce commitments under the New Chase Credit Agreement in accordance with the terms thereof and second to offer to redeem at par the Outstanding Notes and third to offer to redeem at par the Notes. The foregoing application of Net Proceeds from Asset Sales is not required in the case of (i) sales or dispositions generating cash proceeds of less than, with respect to K-III and Restricted Subsidiaries, $2,500,000 and (ii) sales and dispositions as to which K-III delivers a reinvestment notice and the proceeds are so reinvested in one or more communications, publishing, information, education or media assets or businesses within twelve months of the date the relevant Asset Sale is consummated. Notwithstanding the foregoing, neither K-III nor its Subsidiaries will be required to apply the Net Proceeds from any Asset Sale (i) to the extent that the aggregate Net Proceeds from such Asset Sale, together with the Net Proceeds, if any, of any other Asset Sale which have not been previously applied, are less than $25,000,000 or (ii) to the extent that, and for so long as, such Net Proceeds cannot be so applied as a result of an encumbrance or restriction permitted pursuant to the Limitations on Liens covenant. The procedure for offering to redeem the Notes in connection with Asset Sales is substantially the same as the mechanism for redeeming the Notes in connection with a Change of Control.


    Transactions with Affiliates. Neither K-III nor any of its Restricted Subsidiaries will make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any person (or any Affiliate of such person) holding 10% or more of any class of Capital Stock of K-III or any of its Restricted Subsidiaries or (ii) any Affiliate of K-III or any of its Restricted Subsidiaries (each an "Affiliate Transaction"), except on terms that are no less favorable to K-III or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a person that is not such a holder or Affiliate; provided that a transaction with any such holder (or Affiliate thereof) or any Affiliate of K-III or any of its Restricted Subsidiaries shall be deemed to be on terms that are no less favorable to K-III or such Restricted Subsidiary than those obtainable at the time of the transaction from a person who is not such a holder or Affiliate if (a) K-III or such Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to K-III or such Restricted Subsidiary from a financial point of view or (b) a disinterested majority of the Board of Directors of K-III or such Restricted Subsidiary approves the transaction; and provided, further, that, the foregoing restriction shall not apply to (i) the payment of an annual fee to KKR for the rendering of management consulting and financial services to K-III and its Restricted Subsidiaries in an aggregate amount which is reasonable in relation thereto,
(ii) the payment of transaction fees to KKR in amounts which are in accordance with past practices for the rendering of financial advice and services in connection with acquisitions, dispositions and financings by K-III and its Subsidiaries, (iii) the payment of reasonable and customary regular fees to directors of K-III and its Subsidiaries who are not employees of K-III or its Restricted Subsidiaries, (iv) loans to officers, directors and employees of K-III and its Subsidiaries for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of K-III and its Subsidiaries, (v) any Restricted Payments not prohibited by the Restricted Payments covenant or any Investment not prohibited by the Investments in Unrestricted Subsidiaries covenant, (vi) transactions between or among any of K-III and its Restricted Subsidiaries or (vii) allocation of corporate overhead to Unrestricted Subsidiaries on a basis no less favorable to K-III than such allocations to Restricted Subsidiaries.

    Merger, Consolidation, or Sale of Assets. K-III may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any person (except a Restricted Subsidiary with a positive Consolidated Net Worth, provided that in connection with any merger of K-III with a Restricted Subsidiary of K-III, no consideration (other than common stock in the surviving corporation or K-III) shall be issued or distributed to the shareholders of K-III) or permit any person to merge with or into it unless:
(i) K-III shall be the continuing person, or the person (if other than K-III) formed by such consolidation or into which K-III is merged or to which the properties and assets of K-III are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of K-III under the Notes and Note Indenture; (ii) immediately after giving effect to such transaction, no Default and no Event of Default under the Note Indenture shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of K-III immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis, the Fixed Charge Coverage Ratio of the surviving entity is at least 1:1; provided that if the Fixed Charge Coverage Ratio of K-III before giving effect to such transaction is within the range set forth in column (A) below, then the pro forma Fixed Charge Coverage Ratio of the surviving entity shall be at least equal to the lesser of (x) the ratio determined by multiplying the percentage set forth in Column B by the Fixed Charge Coverage Ratio of K-III prior to such transaction, and (y) the ratio set forth in Column C below:

    (A)                                                   (B)         (C)
- -------------------------------------------------------   ---        -----
1.11:1 to 1.99:1.......................................    90%       1.5:1
2.00:1 to 2.99:1.......................................    80%       2.1:1
3.00:1 to 3.99:1.......................................    70%       2.4:1
4.00:1 or more.........................................    60%       2.5:1

    Payments for Consent. Neither K-III nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Note Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

GUARANTEES


    Guarantees. The Notes are guaranteed on a senior basis by each of the domestic Restricted Subsidiaries. Each Guarantee is limited to 95% of the relevant Guarantor's Adjusted Net Worth (as defined in the Note Indenture). The Guarantees rank pari passu with the guarantees made for the benefit of the lenders under the Credit Agreements and with guarantees made for the benefit of the holders of the Outstanding Notes. No Unrestricted Subsidiary shall become a guarantor of any Indebtedness of K-III or any Restricted Subsidiaries unless such Unrestricted Subsidiary becomes a guarantor of the Notes.


    Releases of Guarantees. Upon the sale or disposition (by merger or otherwise) of any Guarantor by K-III or any subsidiary of K-III to any entity that is not an affiliate of K-III or any of its subsidiaries and which sale or disposition is otherwise in compliance with the terms of the Note Indenture, each such Guarantor shall automatically be released from all obligations under its Guarantee, provided, that each such Guarantor is sold or disposed of for at least fair market value (evidenced by a resolution of the Board of Directors of K-III set forth in an Officer's Certificate delivered to the Trustee) (the foregoing proviso shall not apply to the sale or disposition of a Guarantor in a foreclosure proceeding to the extent that such proviso would be inconsistent with the requirements of the Uniform Commercial Code).

    The Guarantors. The Guarantors on the date of this Prospectus are set forth below:


  Argus Publishers Corporation        K-III Directory Corporation
  Bacon's Information, Inc.           K-III Holdings Corporation III
  Channel One Communications          K-III HPC, Inc.
  Corporation                         K-III KG Corporation--Massachusetts
  Daily Racing Form, Inc.             K-III KG Corporation--New York I
  DRF Finance, Inc.                   K-III KG Corporation--New York II
  The Electronics Source Book, Inc.   K-III Magazine Corporation
  Funk & Wagnalls Yearbook Corp.      K-III Magazine Finance Corporation
  Haas Publishing Companies, Inc.     K-III Prime Corporation
  Intermodal Publishing Company,      K-III Reference Corporation
  Ltd.                                Krames Communications Incorporated
  Intertec Market Reports, Inc.       Lifetime Learning Systems, Inc.
  Intertec Presentations, Inc.        McMullen Argus Publishing, Inc.
  Intertec Publishing Corporation     MH West, Inc.
  The Katharine Gibbs Schools, Inc.   Musical America Publishing, Inc.
  The Katharine Gibbs Schools of      Nelson Publications, Inc.
  Montclair, Inc.                     Newbridge Communications, Inc.
  The Katharine Gibbs Schools of      Paramount Publishing, Inc.
  Norwalk, Inc.                       PJS Publications, Inc.
  The Katharine Gibbs Schools of      R.E.R. Publishing Corporation
  Piscataway, Inc.                    Stagebill, Inc.
  The Katharine Gibbs Schools of      Symbol of Excellence Publishers,
  Providence, Inc.                    Inc.
                                      Weekly Reader Corporation


EVENTS OF DEFAULT AND REMEDIES

    The Note Indenture will provide that each of the following constitutes an "Event of Default": (i) the failure to make any payment of interest on the Notes when the same becomes due and payable and the continuance of such failure for a period of 30 days; (ii) the failure to make any payment when due of principal or premium on the Notes, whether at maturity, or upon acceleration, redemption or otherwise; (iii) failure by K-III to comply with any of its other agreements in the Note Indenture or the Notes and such Default continues for 30 days after receipt of a written notice from the Trustee or holders of at least 25% of the aggregate principal amount of the Notes then outstanding, specifying such Default and requiring that it be remedied; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by K-III or any of its Restricted Subsidiaries (or the payment of which is guaranteed by K-III or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee is now existing or thereafter created in the future, if either (A) such default is the failure to pay the final scheduled principal installment in an amount of at least $10 million in respect of any such Indebtedness on the stated maturity date thereof (after giving effect to any extension of such maturity date by the holder of such Indebtedness and after the expiration of any grace period in respect of such final scheduled principal installment contained in the instrument under which such Indebtedness is outstanding) or (B) as a result of such default the maturity of such Indebtedness has been accelerated prior to its express maturity and the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been accelerated, aggregates $20 million or more; provided that an Event of Default shall not be deemed to occur with respect to any accelerated indebtedness which is repaid or prepaid within 20 days after such declaration;
(v) failure by K-III or any of its Restricted Subsidiaries to pay certain final judgments that exceed $15 million individually or $25 million in the aggregate, which judgments are not discharged, satisfied, stayed, annulled or rescinded within 60 days after their entry; (vi) certain events of bankruptcy or insolvency with respect to K-III or any of its Restricted Subsidiaries; and
(vii) except as permitted by the Note Indenture and the Notes, the cessation of the effectiveness of the Guarantees or the finding in any judicial proceeding that the Guarantees are unenforceable or invalid or the denial or disaffirmation by any Guarantor of its obligations under its Guarantee. The term "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of the Notes a notice of the Default or Event of Default within 30 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the Trustee, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note or that results from a failure to comply with the Change of Control covenant, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of the holders of the Notes.

    If an Event of Default (other than an Event of Default with respect to K-III resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee by written notice to K-III, or the holders of at least 25% of the principal amount of the Notes then outstanding by written notice to K-III and the Trustee, may, and such Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on the Notes to be due and payable, as specified below. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs with respect to K-III, all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences upon conditions provided in the Note Indenture. Subject to certain restrictions set forth in the
Note Indenture, the holders of at least a majority in principal amount of the outstanding Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences (including waivers obtained in connection with a tender offer or exchange offer for Notes), except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on, the Notes (including, without limitation, pursuant to any mandatory or optional redemption obligation under the Note Indenture) or a continuing Default or Event of Default resulting from the failure to comply with the Change of Control or Limitations on Asset Sales covenants. When a Default or Event of Default is waived, it is cured and ceases. A holder of Notes may not pursue any remedy with respect to the Note Indenture, the Notes or any Guarantee unless:
(1) the holder gives to the Trustee written notice of a continuing Event of Default; (2) the holders of at least 25% in principal amount of such Notes outstanding make a written request to the Trustee to pursue the remedy; (3) such holder or holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense

(including, without limitation, fees of counsel); (4) the Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity; and (5) during such 30-day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which is inconsistent with the request.

    K-III is required to deliver to the Trustee annually a statement regarding compliance with the Note Indenture, and K-III is required upon becoming aware of any Default or Event of Default to deliver a statement to the Trustee specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

    No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Note Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE NOTE INDENTURE AND THE NOTES

    If K-III irrevocably deposits, or causes to be deposited, in trust with the Trustee or the Paying Agent, at any time prior to the stated maturity of the Notes or the date of redemption of all the outstanding Notes, as trust funds in trust, money or direct noncallable obligations of or guaranteed by the United States of America in an amount sufficient (without reinvestment thereof) to pay timely and discharge the entire principal of the then outstanding Notes and all interest due thereon to maturity or redemption, the Note Indenture shall cease to be of further effect as to all outstanding Notes (except, among other things, as to (i) remaining rights of registration of transfer and substitution and exchange of the Notes, (ii) rights of holders to receive payment of principal of and interest on the Notes, and (iii) the rights, obligations and immunities of the Trustee).

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Note Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and K-III may require a holder to pay any taxes and fees required by law or permitted by the Note Indenture. K-III is not required to transfer or exchange any Note selected for redemption. Also, K-III is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraph, the Note Indenture, the Guarantees or the Notes may be amended or supplemented with the consent of the holders of at least 51% in principal amount of the Notes then outstanding, and any existing default or compliance with any provision of the Note Indenture or the Notes may be waived with the consent of the holders of 51% in principal amount of the then outstanding Notes.

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes) (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or purchase price in connection with repurchases of the Notes with proceeds of Asset Sales, upon a Change of Control or otherwise, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes or that resulted from a failure to comply with the Change of Control or Limitations on Asset Sales covenants (except a rescission of acceleration of the Notes by the holders of at least 51% in aggregate principal amount of the Notes), (v) make any Notes payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Note Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note or (viii) make any change in the foregoing.

    Notwithstanding the foregoing, without the consent of any holder of the Notes, K-III and the Trustee may amend or supplement the Note Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of K-III's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Note Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Note Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Note Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within ninety days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Note Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Note Indenture at the request of any of the holders of the Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Note Indenture without charge by writing to: K-III Communications Corporation, 745 Fifth Avenue, New York, NY 10151, Attention: Beverly C. Chell, Esq.

BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the New Notes will be issued in fully registered form, without coupons. The New Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee in the form of one or more global New Notes.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Note Indenture. Reference is made to the Note Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Adjusted Consolidated Net Income" means, with respect to any person for any period, (i) the Consolidated Net Income of such person for such period, plus
(ii) in the case of K-III and its Restricted Subsidiaries, all cash received during such period by K-III or any Restricted Subsidiary from its Unrestricted Subsidiaries from the payment of dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the Notes and have a longer Average Life than the Notes), but only to the extent such cash payments are not otherwise included in "Adjusted Consolidated Net Income." Each item of Adjusted Consolidated Net Income will be determined in conformity with GAAP, except that, for purposes of the application of Accounting Principles Board Opinions Nos. 16 and 17, such person may select any amortization practice allowable by GAAP up to 40 years, notwithstanding the use of a different amortization in such person's consolidated financial statements. Any designation of a Subsidiary of K-III as a Restricted Subsidiary or Unrestricted Subsidiary at or prior to the time of the calculation of Adjusted Consolidated Net Income of a Subsidiary will be treated as if it had occurred at the beginning of the applicable period.

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "Asset Sale" means, with respect to any person, the sale, lease, conveyance, disposition or other transfer by the referent person of any of its assets (including by way of a sale-and-leaseback and including the sale or other transfer of any of the Capital Stock of any Subsidiary of the referent person); provided, that notwithstanding the foregoing, the term "Asset Sale" shall not include the sale, lease, conveyance, disposition or other transfer of (i) with respect to any Unrestricted Subsidiary, (A) any assets not constituting all or substantially all of the assets of any Net Cash Flow Unrestricted Subsidiary and
(B) any Capital Stock or any assets of any Restricted Payment Unrestricted Subsidiary, (ii) all or substantially all of the assets of K-III, as permitted pursuant to the Merger, Consolidation or Sale of Assets covenant, (iii) any assets between K-III, any Restricted Subsidiary or any Unrestricted Subsidiary,
(iv) any sale, conveyance, disposition or other transfer of (A) cash and cash equivalents, (B) inventory in the ordinary course of business and (C) any other tangible or intangible asset, in each case in the ordinary course of business of K-III or its Restricted Subsidiaries or (v) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof.

    "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than KKR and its Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) 35 percent (35%) of the total voting power of the then outstanding voting stock of K-III and (B) the total voting power of the then outstanding voting stock of K-III beneficially owned by KKR and its Affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted K-III's Board of Directors (together with any new directors whose election by K-III's Board of Directors or whose nomination for election by K-III's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

    "Consolidated Cash Flow" means, with respect to any person for any period, the Adjusted Consolidated Net Income of such person for such period plus (a) provision for taxes based on income or profits to the extent such provision for taxes was included in computing Adjusted Consolidated Net Income, plus (b) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments), plus
(c) depreciation, amortization and other non-cash charges to the extent such depreciation, amortization and other non-cash charges were deducted in computing Adjusted Consolidated Net Income (including amortization of goodwill and other intangibles); provided, with respect to the calculation of a person's Debt to Consolidated Cash Flow Ratio, that if, during such period, (i) such person or any of its Subsidiaries shall have made any Asset Sales (other than, in the case of K-III and its Restricted Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales), Consolidated Cash Flow of such person for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable to the assets or Capital Stock which are the subject of such Asset Sales for such period or increased by an amount equal to the Consolidated Cash Flow (if negative), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable thereto for such period and (ii) such person or any of its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including, without limitation, any acquisition of assets or Capital Stock occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated Cash Flow of such person shall be calculated (notwithstanding clause (ii) of the definition of Consolidated Net Income) as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period. Consolidated Cash Flow of such person shall be determined for any period without regard to changes in Working Capital of such person and its Subsidiaries during such period.

    "Consolidated Fixed Charges" means, with respect to any person for any period, the (a) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments) and (b) the amount of all cash dividend payments on all series of preferred stock other than cash dividends on preferred stock of Unrestricted Subsidiaries and cash dividends paid to such person or its Subsidiaries; provided, that if during such period (i) such person or any of its Subsidiaries shall have made any Asset Sales (other than, in the case of K-III and its Restricted Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales), Consolidated Fixed Charges of such person for such period shall be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to the assets which are the subject of such Asset Sales for such period and (ii) such person or any of its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including, without limitation, any acquisition of assets or Capital Stock occurring in connection with the transaction causing a calculation to be made hereunder, Consolidated Fixed Charges of such person shall be calculated as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period.

    "Consolidated Net Cash Flow" means, with respect to any person for any period, the aggregate Consolidated Cash Flow of such person for such period, minus (a) capital expenditures of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries), minus (b) the aggregate amount of all cash dividends paid by such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) to holders of its Capital Stock other than to such person or its Subsidiaries, minus (c) the aggregate amount of all taxes based on income or profits paid by such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) other than to such person or its Subsidiaries minus (d) cash Interest Expense of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries), minus (e) repayments of principal of Indebtedness by such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries), minus (f) any increases in Working Capital of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries), and plus (g) any decreases in Working Capital of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries), in each case, for such period and determined in accordance with GAAP; provided that in calculating the amount referred to in clause (f) or (g) above, as the case may be, for any period during which K-III or any of its Restricted Subsidiaries has consummated an Asset Sale (other than, in the case of K-III and its Restricted Subsidiaries, sales of Capital Stock of, cash or any assets of Unrestricted Subsidiaries which constitute Asset Sales), the portion of the change in Working Capital for such period attributable to the entity or business sold or purchased shall be based
(x) in the case of such an Asset Sale, on the change in Working Capital attributable to the entity or business sold from the first day of such period to the date of the consummation of such sale and (y) in the case of an acquisition, on the change in Working Capital attributable to the entity or business acquired from the date of consummation of such acquisition to the last day of such period.

    "Consolidated Net Income" means, with respect to any person for any period, the aggregate net income (or loss) of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the net income (or loss) of any person which is not a Subsidiary or is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the Notes and have a longer Average Life than the Notes) paid to the referent person or a Subsidiary of the referent person, (ii) except to the extent includable pursuant to the foregoing clause (i), the income (or loss) of any person accrued prior to the date it becomes a Subsidiary of such person or is merged into or consolidated with such person or any of its Subsidiaries or that person's assets are acquired by such person or any of its Subsidiaries shall be excluded, and (iii) any gains or losses attributable to Asset Sales net of related tax costs or tax benefits, as the case may be, shall be excluded.

    "Consolidated Net Worth" means, at any date of determination, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of the referent person and its Subsidiaries on a consolidated basis, less amounts attributable to Redeemable Stock, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), except that all effects of the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations shall be disregarded.


    "New Chase Credit Agreement" means, the New Chase Credit Agreement, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, refunded or refinanced from time to time, as permitted in clause (i) of the second paragraph of the Incurrence of Indebtedness covenant.

    "Currency Agreement" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

    "Debt to Consolidated Cash Flow Ratio" means the ratio of all Indebtedness of K-III and its Restricted Subsidiaries to Consolidated Cash Flow.

    "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "Existing Indebtedness" means Indebtedness of K-III and its Subsidiaries (other than the Credit Agreements and the Outstanding Notes) in existence on the date of the Note Indenture, until such amounts are repaid.

    "Fixed Charge Coverage Ratio" means the ratio of Consolidated Cash Flow to Consolidated Fixed Charges.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of the Note Indenture.

    "Indebtedness" of any person is defined as any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Currency Agreements and Interest Rate Agreements. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Note Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured. For the purpose of determining the aggregate Indebtedness of K-III and its Restricted Subsidiaries, such Indebtedness shall exclude the Indebtedness of any Unrestricted Subsidiary of K-III or any Unrestricted Subsidiary of a Restricted Subsidiary.

    "Interest Expense" means, with respect to any person, for any period, the aggregate amount of interest in respect of Indebtedness (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net cost (benefit) associated with Interest Rate Agreements, and excluding amortization of deferred finance fees and interest recorded as accretion in the carrying value of liabilities (other than Indebtedness) recorded at a discounted value) and all but the principal component of rentals in respect of Capital Lease Obligations, paid, accrued or scheduled to be paid or accrued by such person during such period.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in interest rates.

    "Investment" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person. For the purposes of the Restricted Payments and Investment in Unrestricted Subsidiaries covenants described above, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of K-III in good faith.

    "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Net Cash Flow Unrestricted Subsidiary" means an Unrestricted Subsidiary which is not a Restricted Payment Unrestricted Subsidiary.


    "Net Proceeds" shall mean, with respect to any Asset Sale, the aggregate cash proceeds (including any cash received by way of deferred payment pursuant to a note receivable issued in connection with such Asset Sale, other than the portion of such deferred payment constituting interest, and including any amounts received as disbursement or withdrawals from any escrow or similar account established in connection with any such Asset Sale, but, in either such case, only as and when so received) received by K-III or any of its Subsidiaries in respect of such Asset Sale, net of (i) the cash expenses of such sale (including, without limitation, the payment of principal, premium, if any, and interest on Indebtedness required to be paid as a result of such Asset Sale (other than the Senior Notes and amounts repaid pursuant to the New Chase Credit Agreement) and legal, accounting and investment banking fees and sales commissions), (ii) taxes paid or payable as a result thereof, (iii) any portion of cash proceeds which K-III determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by K-III or any of its Subsidiaries shall constitute Net Proceeds on such date and (iv) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof.


    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of K-III or any of its Subsidiaries incurred in the ordinary course of business; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the date of the Note Indenture, provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of the item of property subject thereto, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, (c) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and (d) the incurrence of such Indebtedness is permitted by the Incurrence of Indebtedness covenant; (vii) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (ix) judgment and attachment Liens not giving rise to an Event of Default; (x) leases or subleases granted to others not interfering in any material respect with the business of K-III or any of its Subsidiaries; (xi) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the industry, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements;
(xii) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of K-III or its Subsidiaries; (xiii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by K-III or any of its Subsidiaries in the ordinary course of business of K-III and its Subsidiaries; (xiv) any interest or title of a lessor in the property subject to any Capital Lease Obligation or operating lease; (xv) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xvi) Liens permitted by the Old Chase Credit Agreement, Old Revolving Credit Agreement and BONY Credit Agreement as in effect on the date of the Note Indenture; (xvii) Liens securing Indebtedness described in clause (xii) of the second paragraph of the Incurrence of Indebtedness covenant; (xviii) Liens between K-III and any Restricted Subsidiary or between Restricted Subsidiaries; (xix) Liens securing letters of credit in an amount not to exceed $50 million in the aggregate at any one time; and (xx) Liens in an amount not to exceed $25 million in the aggregate at any one time.


    "Redeemable Stock" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the stated maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the stated maturity of the Notes, or is, by its terms or upon the happening of any event, redeemable at the option of the holder thereof, in whole or in part, at any time prior to the stated maturity of the Notes except for Equity Interests of K-III issued to present and former members of management of K-III and its Subsidiaries pursuant to subscription and option agreements in effect on the date of the Note Indenture and common stock and options of K-III issued to future members of management of K-III and its Subsidiaries pursuant to subscription agreements executed subsequent to the date of the Note Indenture containing provisions for the repurchase of such common stock and options upon death, disability or termination of employment of such persons which are substantially identical to those contained in the subscription agreements in effect on the date of the Note Indenture; provided that for purposes of the "Limitation on Restricted Payments" covenant and that for purposes of the definition of Indebtedness, Redeemable Stock does not include the Senior Preferred Stock and the Series B Preferred Stock.

    "Restricted Payment Unrestricted Subsidiary" means an Unrestricted Subsidiary which was capitalized exclusively with a permitted Restricted Payment or with the proceeds from the issuance of an Equity Interest by K-III or with the proceeds of the sale of stock or substantially all of the assets of any other Unrestricted Subsidiary which was capitalized with such funds to the extent that a liquidating dividend is paid to K-III or any Restricted Subsidiary from the proceeds of such sale.

    "Restricted Subsidiary" means a Subsidiary of K-III which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, K-III could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Incurrence of Indebtedness covenant on a pro forma basis taking into account such designation.

    "Subsidiary" of any person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof.

    "Transfers" means (i) any payment of interest on Indebtedness, dividends or repayments of loans or advances and (ii) any other transfers of assets, in each case from an Unrestricted Subsidiary to K-III or any of its Restricted Subsidiaries.

    "Unrestricted Subsidiary" means (i) any Subsidiary of K-III which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of K-III, as provided below) and (ii) any subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of K-III (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of K-III which is not a Subsidiary of the Subsidiary to be so designated; provided that (a) K-III certifies that such designation complies with the Limitation on Restricted Payments and Investments in Unrestricted Subsidiaries covenants, and (b) the Subsidiary to be so designated has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of K-III or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, K-III could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Incurrence of Indebtedness covenant on a pro forma basis taking into account such designation.

    "Working Capital" means, with respect to any person for any period, the current assets of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) on a consolidated basis, after excluding therefrom cash and cash equivalents and deferred income taxes, less the current liabilities of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries) on a consolidated basis, after excluding therefrom, in each case to the extent otherwise included therein, all short-term Indebtedness for borrowed money, the current portion of any long-term Indebtedness, liabilities arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business, provided that such liabilities are extinguished within three business days of this incurrence, and deferred income taxes of such person and its Subsidiaries (other than, in the case of K-III and its Restricted Subsidiaries, Unrestricted Subsidiaries).

                       DESCRIPTION OF PREFERRED STOCK AND
                          10% SUBORDINATED DEBENTURES

    The form and terms of the New Preferred Stock are the same as the form and terms of the Old Preferred Stock except that (i) the New Preferred Stock will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Preferred Stock will not be entitled to certain rights of holders of the Old Preferred Stock under the Registration Rights Agreement which will terminate upon the consummation of the Preferred Stock Exchange Offer. The form and terms of the New Subordinated Debentures will be the same as the Old Subordinated Debentures, except that the New Subordinated Debentures will have been registered under the Securities Act. The summary contained herein of certain provisions of the Preferred Stock and the 10% Subordinated Debentures does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Designations for the Old Preferred Stock, the Certificate of Designations for the New Preferred Stock (together, the "Certificates of Designations") and the 10% Subordinated Debenture Indenture (which relates to both the Old Subordinated Debentures and the New Subordinated Debentures) relating thereto.

                              THE PREFERRED STOCK

GENERAL

    Two million shares of each of the New Preferred Stock and the Old Preferred Stock with a liquidation preference of $100.00 per share will be or have been, respectively, authorized pursuant to the respective Certificates of Designations. The Preferred Stock ranks junior in right of payment to all liabilities and obligations (whether or not for borrowed money) of K-III (other than common stock of K-III, the Series B Preferred Stock and any preferred stock of K-III which by its terms is on parity with or junior to the Series C Preferred Stock). In addition, creditors and stockholders of K-III's subsidiaries have priority over the Preferred Stock with respect to claims on the assets of such subsidiaries. See "Risk Factors--Subordination of Preferred Stock and 10% Subordinated Debentures; Holding Company Structure." The Preferred Stock is fully paid and non-assessable and holders thereof have no preemptive rights in connection therewith.

    Neither the stated value nor the liquidation preference of the Preferred Stock is necessarily indicative of the price at which shares of Preferred Stock will actually trade, and the Preferred Stock may trade at prices below its stated value. The market price of the Preferred Stock can be expected to fluctuate with changes in the market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.

RANK

    The Preferred Stock's dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all classes of Common Stock, each other class of capital stock or series of preferred stock established by the board of directors of K-III which does not expressly provide that it ranks senior to or on a parity with the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to with the Common Stock as "Junior Securities"); (ii) on a parity with the Series B Preferred Stock and any Future Parity Securities, which expressly provides that such series will rank on a parity with the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (the Series B Preferred Stock and the Future Parity Securities collectively referred to as "Parity Securities"); and (iii) junior to the Senior Preferred Stock and each other class of capital stock or series of preferred stock issued by K-III established after the initial issuance of the Preferred Stock by the Board of Directors of K-III the terms of which specifically provide that such series will rank senior to the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Senior Securities"). The Preferred Stock is subject to the issuance of series of Junior Securities, Parity Securities and Senior Securities. As of March 31, 1996, 4,000,000 shares of the Senior Preferred Stock ($100,000,000 aggregate liquidation preference) were issued and outstanding and 1,405,397 shares of the Series B Preferred Stock ($140,539,700 aggregate liquidation preference), which include dividends paid in kind from time to time thereon to such date, were issued and outstanding. See "Description of Capital Stock of K-III."

DIVIDENDS

    Holders of Preferred Stock are entitled to receive, when, as and if declared by the board of directors of K-III, out of funds legally available therefor, dividends in cash on the Preferred Stock, at an annual rate equal to 10%. Dividends on the Old Preferred Stock have accrued and are cumulative from the original date of issuance thereof to the date on which shares of Old Preferred Stock are surrendered and shall be paid on the first dividend payment date after the date the New Preferred Stock is exchanged for the Old Preferred Stock. Dividends on the New Preferred Stock will accrue and will be cumulative from the date the New Preferred Stock is exchanged for the Old Preferred Stock. Dividends on the Preferred Stock are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 1996. Dividends, whether or not declared, will cumulate without interest until declared and paid.

    No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Preferred Stock. If full dividends are not so paid, the Preferred Stock shall share dividends pro rata with the Parity Securities. No dividends may be paid or set apart for such payment on Junior Securities (except dividends on Junior Securities in additional shares of Junior Securities) and no Junior Securities may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full dividends have not been paid on the Preferred Stock. Accumulated unpaid dividends will not bear interest.

OPTIONAL REDEMPTION

    The Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time after February 1, 2001, in whole or in part, at the option of K-III, at the redemption prices set forth below plus accrued and unpaid dividends (including an amount equal to a prorated dividend from the last payment date to the redemption date):

                                                   REDEMPTION
YEAR                                                 PRICE
- ------------------------------------------------   ----------
2001............................................    $ 105.00
2002............................................      104.00
2003............................................      103.00
2004............................................      102.00
2005............................................      101.00
2006 and thereafter.............................      100.00


    In addition, up to $100 million of the Preferred Stock may be redeemed at the option of K-III at any time on or prior to February 1, 1999 at a price per share of $110.00, plus accrued and unpaid dividends, out of the net proceeds of one or more Public Equity Offerings, provided such redemption occurs within 180 days of such Public Equity Offering.

    In the event of partial redemptions of Preferred Stock, the shares to be redeemed will be determined pro rata, except that K-III may redeem such shares held by any holders of fewer than 100 shares (or shares held by holders who would hold less than 100 shares as a result of such redemption), as may be determined by K-III. The Credit Agreements, and the Senior Note Indentures, the Exchange Debenture Indenture and the Senior Preferred Stock restrict the ability of K-III to redeem the

Preferred Stock. See "Description of Certain Indebtedness" and "Description of Capital Stock of K-III--The Senior Preferred Stock."

MANDATORY REDEMPTION

    On February 1, 2008, K-III will be required to redeem (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) all outstanding shares of Preferred Stock at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption.

PROCEDURE FOR REDEMPTION

    On and after a redemption date, unless K-III defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price. K-III will send a written notice of redemption by first class mail to each holder of record of shares of Preferred Stock, not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption. Shares of Preferred Stock issued and reacquired will, upon compliance with the applicable requirements of Delaware law, have the status of authorized but unissued shares of preferred stock of K-III undesignated as to series and may with any and all other authorized but unissued shares of preferred stock of K-III be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of K-III, except that such shares may not be reissued or sold as shares of Preferred Stock.

EXCHANGE

    K-III may, at its option, on any scheduled dividend payment date, exchange the Preferred Stock, in whole but not in part, for the 10% Subordinated Debentures; provided that the Senior Preferred Stock is no longer outstanding on the Exchange Date. See "--The 10% Subordinated Debentures" below for the terms of the 10% Subordinated Debentures. Holders of Preferred Stock so exchanged will be entitled to receive the principal amount of 10% Subordinated Debentures equal to $100.00 for each $100.00 of liquidation preference of Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a pro rated dividend from the last dividend payment date to the exchange date). The 10% Subordinated Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. An amount in cash may be paid to holders for any principal amount otherwise issuable which is less than $1,000. Following such exchange, all dividends on the Preferred Stock will cease to accrue, the rights of the holders of Preferred Stock as stockholders of K-III shall cease and the person or persons entitled to receive the 10% Subordinated Debentures issuable upon exchange shall be treated as the registered holder or holders of such 10% Subordinated Debentures. Notice of exchange will be mailed at least 30 days but not more than 60 days prior to the date of exchange to each holder of Preferred Stock. See "--The 10% Subordinated Debentures" below.

    In addition, under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if at the time of K-III's payment of dividends on, redemption of or exchange of 10% Subordinated Debentures for, the Preferred Stock (i) K-III is insolvent or rendered insolvent by reason thereof, (ii) K-III is engaged in a business or transaction for which the Company's remaining assets constitute unreasonably small capital or (iii) K-III intends to incur or believes that it would incur debts beyond its ability to pay such debts as they mature, then the relevant distribution to holders of Preferred Stock could be avoided in whole or in part as a fraudulent conveyance and such holders could be required to return the same or equivalent amounts to or for the benefit of existing or future creditors of K-III. The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally K-III would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature.


    The Credit Agreements and the Senior Note Indentures and the Exchange Debenture Indenture restrict K-III's ability to exchange the Preferred Stock for the 10% Subordinated Debentures. The Credit Agreements permit such exchange so long as no default or event of default thereunder exists or would result therefrom (including, on a pro forma basis, under the financial covenants). The Senior Note Indentures would treat the issuance of the 10% Subordinated Debentures as the incurrence of new debt and the issuance would, therefore, be subject to the debt incurrence covenant contained therein. The Senior Note Indentures and the Exchange Debenture Indenture would prohibit such exchange if there is a default or event of default thereunder.


LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of K-III, holders of Preferred Stock will be entitled to be paid out of the assets of K-III available for distribution $100.00 per share, plus any accrued and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Securities, including, without limitation, Common Stock. If upon any voluntary or involuntary liquidation, dissolution or winding-up of K-III, the amounts payable with respect to the Preferred Stock and all other Parity Securities are not paid in full, the holders of the Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of K-III in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the liquidation preferences to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets of K-III. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of K-III nor the consolidation or merger of K-III with one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of K-III.

    The Certificates of Designations for the Preferred Stock do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of Preferred Stock. In addition, K-III is not aware of any provision of Delaware law or any controlling decision of the courts of the State of Delaware (the state of incorporation of the Company) that requires a restriction upon the surplus of K-III solely because the liquidation preference of the Preferred Stock will exceed its par value. Consequently, there will be no restriction upon the surplus of K-III solely because the liquidation preference of the Preferred Stock will exceed the par value and there will be no remedies available to holders of the Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of K-III, solely by reason of the fact that such dividend would reduce the surplus of K-III to an amount less than the difference between the liquidation preference and the Preferred Stock and its par value.

VOTING RIGHTS

    Holders of the Preferred Stock have no voting rights, except as provided by law or as set forth in the Certificates of Designations for the Preferred Stock. The Certificates of Designations provide that in the event that dividends on the Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of K-III will be increased by two directors and the holders of the majority of the Preferred Stock, voting together as a class, will be entitled to elect two directors of the expanded Board of Directors. Such voting rights will continue until such time as all dividends in arrears on the Preferred Stock are paid in full.

    Under Delaware law, holders of the preferred stock are entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    Unless the requisite holders of any Senior Security or any indebtedness of the Company have consented or granted a waiver with respect to such merger, consolidation or transfer of all or substantially all of the Company's assets, K-III may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Preferred Stock together with any outstanding shares of Future Parity Securities entitled to vote thereon, voting as one class, unless (i) K-III shall be the continuing person, or the person (if other than the Company) formed by such consolidation or into which K-III is merged or to which the properties and assets of K-III are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Preferred Stock had immediately prior to such transaction and
(ii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the lesser of (a) the Consolidated Net Worth of the Company immediately prior to such transaction and (b) the Consolidated Net Worth of the Company on the first date any Preferred Stock was issued. "Consolidated Net Worth" means, at any date of determination, the sum of the capital stock of K-III and additional paid-in capital plus retained earnings (or minus accumulated deficit) of K-III and its Subsidiaries on a consolidated basis, less amounts attributable to stock that is redeemable prior to the scheduled final redemption of the Preferred Stock, each item to be determined in conformity with GAAP (excluding the effects upon K-III and the person with which K-III is merging or consolidating or to which K-III is selling all or substantially all its assets of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), except that all effects upon K-III and the person with which K-III is merging or consolidating or to which K-III is selling all or substantially all its assets of the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations and all reasonable costs incurred in connection with or arising out of such merger, consolidation or transfer of assets shall be disregarded. If any fee is paid to any holder of Senior Securities or indebtedness in connection with obtaining the foregoing consent or waiver, K-III shall pay to the holders of the Preferred Stock a fee equal to the aggregate liquidation preference thereof times a fraction, the numerator of which shall be the fee paid to such holders of Senior Securities and indebtedness and the denominator of which shall be the aggregate liquidation preference and aggregate principal amount of all Senior Securities and indebtedness, respectively, with respect to which such fee was paid. If the above-described payment in cash (or any portion thereof) would violate any agreement to which the Company is a party or any terms of any security of the Company then outstanding, then such payment or portion thereof may be made in additional shares of Preferred Stock, and if making such payment in additional shares of Preferred Stock would constitute such a violation, then such payment or portion thereof may be postponed until the terms of such agreement or security would permit such payment in cash or Preferred Stock.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is the transfer agent and registrar for the Preferred Stock.

                        THE 10% SUBORDINATED DEBENTURES

GENERAL

    The 10% Subordinated Debentures will, if and when issued, be issued under the 10% Subordinated Debenture Indenture, to be dated as of the date of first issuance (the "Exchange Date") of the 10% Subordinated Debentures, between K-III and The Bank of New York (the "Subordinated Debenture Trustee"). The New Subordinated Debentures and the Old Subordinated Debentures would be issued under the same Indenture. The terms of the 10% Subordinated Debentures include those stated in the 10% Subordinated Debenture Indenture and those made part of the 10% Subordinated Debenture Indenture by reference to the Trust Indenture Act. The 10% Subordinated Debentures are subject to all such terms, and holders of the 10% Subordinated Debentures are referred to the 10% Subordinated Debenture Indenture and the Trust Indenture Act for a statement thereof. A copy of the proposed form of the 10% Subordinated Debenture Indenture is available upon request. The following summary of certain provisions of the 10% Subordinated Debenture Indenture does not purport to be complete and is qualified in its entirety by reference to the 10% Subordinated Debenture Indenture, including the definitions therein of certain terms used below.


    The 10% Subordinated Debentures will be issued in registered form, without coupons, only in principal amounts of $1,000 and integral multiples thereof. The 10% Subordinated Debentures will represent general unsecured obligations of K-III, and holders of the 10% Subordinated Debentures will rank junior in right of payment to holders of Senior Indebtedness. The 10% Subordinated Debentures are limited in aggregate principal amount to $200,000,000.


    Each 10% Subordinated Debenture will mature on February 1, 2008 and will bear interest from the date of issuance at the rate of 10% per annum, payable quarterly on February 1, May 1, August 1, and November 1, commencing with the first of such dates to occur after the Exchange Date.

    Interest on the 10% Subordinated Debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The 10% Subordinated Debentures will be payable both as to principal and interest at the office or agency of K-III maintained for such purpose within or without the City of New York, or, at the option of K-III, payment of interest may be made by check mailed to the holders of the 10% Subordinated Debentures at their respective addresses set forth in the register of holders of the 10% Subordinated Debentures. Until otherwise designated by K-III, the office maintained by K-III for such purpose shall be the office of the Trustee.

RANKING


    The right to payment of principal and interest on the 10% Subordinated Debentures will be subordinated to the prior payment in full of all "Senior Indebtedness." "Senior Indebtedness" is defined as all present or future Indebtedness, including all Indebtedness incurred under the Credit Agreements, the Senior Note Indentures and the Exchange Debenture Indenture, created, assumed, incurred or guaranteed by K-III (and all renewals, extensions and refundings thereof), unless by its terms such Indebtedness is not senior to the 10% Subordinated Debentures. Senior Indebtedness does not include any Indebtedness of K-III to any of its subsidiaries or trade indebtedness.



    Substantially all of the operations of K-III are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors and creditors holding guarantees issued by such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of K-III, including holders of the 10% Subordinated Debentures, even though such obligations do not constitute Senior Indebtedness.

    The amount of senior indebtedness (including indebtedness and other current and non-current liabilities of K-III's subsidiaries) as of March 31, 1996, on a pro forma basis, was approximately $2,048 million. None of such indebtedness was secured.



    The 10% Subordinated Debenture Indenture provides that no payment of principal of or interest on the 10% Subordinated Debentures, whether pursuant to the terms of the 10% Subordinated Debentures or otherwise, may be made (i) if a default in payment of any Senior Indebtedness occurs and has not been cured or waived, (ii) for a period of 180 days upon the occurrence of a default (other than a payment default) in respect of Senior Indebtedness and for successive periods of 180 days if the default is continuing at the end of such 180 day period or another default (other than a payment default) in respect of Senior Indebtedness has occurred or (iii) upon the maturity of any Senior Indebtedness, prior to the payment of all Obligations with respect to Senior Indebtedness that is then due and payable. In addition, upon the acceleration of the 10% Subordinated Debentures prior to their stated maturity, holders of the Senior Indebtedness will receive payment in full before any payment will be made to holders of the 10% Subordinated Debentures. By reason of such subordination, in the event of insolvency, holders of the Senior Indebtedness will receive payment in full prior to any payment being made to holders of 10% Subordinated Debentures.


OPTIONAL REDEMPTION

    On and after February 1, 2001 and on and after a Change of Control of K-III, the 10% Subordinated Debentures will be subject to redemption at the option of K-III, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning February 1 of the years indicated below.

YEAR                                               PERCENTAGE
- ------------------------------------------------   ----------
2001............................................       105%
2002............................................       104
2003............................................       103
2004............................................       102
2005............................................       101
2006 and thereafter.............................       100

    In addition, at any time on or prior to February 1, 1999, up to $100 million of the 10% Subordinated Debentures may be redeemed at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of one or more Public Equity Offerings, provided such redemption occurs within 180 days of such Public Equity Offering.


    The Senior Note Indentures prohibit such redemption or prepayment unless the Company has built a sufficient basket for such redemption or prepayment.



    The redemption prices in an optional redemption upon a Change of Control or upon a Public Equity Offering will in all cases be equal to or higher than the price applicable to a repurchase upon a Change of Control required by a holder. If K-III were to effect an optional Change of Control redemption before the Change of Control Payment Date (as defined), holders that had previously tendered 10% Subordinated Debentures to K-III for repurchase could withdraw such tenders prior to the Change of Control Payment Date so as to participate in the optional redemption. However, K-III would have no obligation to announce such an optional Change of Control redemption prior to the closing of the mandatory Change of Control Offer.

CHANGE OF CONTROL


    Holders' Right to Require Repurchase Upon Change of Control. Upon the occurrence of a Change of Control, subject to the two last sentences of this paragraph, each holder shall have the right to require the repurchase of such holder's 10% Subordinated Debentures pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount of such 10% Subordinated Debentures plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). If there is a Change of Control under the 10% Subordinated Debenture Indenture there will also be a Change of Control under the Exchange Debenture Indenture, the Class B Debenture Indenture and the Senior Note Indentures and, upon the earlier of 30 days from the Change of Control and the date payment is required for any tendered Senior Notes, Exchange Debentures, Class B Subordinated Debentures or 10% Subordinated Debentures indebtedness under the New Chase Credit Agreement will be accelerated. Within the later of 40 days following any Change of Control and the date that the foregoing conditions are satisfied, K-III shall mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the "Change of Control" covenant of the 10% Subordinated Debenture Indenture and that all 10% Subordinated Debentures tendered will be accepted for payment; (2) the purchase price and the purchase date (which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed) (the "Change of Control Payment Date"); (3) that any 10% Subordinated Debentures not tendered will continue to accrue interest; (4) that, unless K-III defaults in the payment of the Change of Control Payment, all 10% Subordinated Debentures accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any 10% Subordinated Debentures purchased pursuant to a Change of Control Offer will be required to surrender the 10% Subordinated Debentures, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the 10% Subordinated Debenture completed, to the Paying Agent (as defined in the 10% Subordinated Debenture Indenture) at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the 10% Subordinated Debentures delivered for purchase, and a statement that such holder is withdrawing his election to have such 10% Subordinated Debentures purchased; and (7) that holders whose 10% Subordinated Debentures are being purchased only in part may be issued new 10% Subordinated Debentures equal in principal amount to the unpurchased portion of the 10% Subordinated Debentures surrendered; provided that each 10% Subordinated Debenture purchased and each such new 10% Subordinated Debenture issued by K-III will be in a principal amount of $1,000 or integral multiples thereof. Notwithstanding the occurrence of a Change of Control, K-III shall not be required to repurchase the 10% Subordinated Debentures unless it shall have either repaid all outstanding Senior Indebtedness or obtained the requisite consents, if any, under all agreements governing all such outstanding Senior Indebtedness to permit the repurchase of the 10% Subordinated Debentures. If any fee is paid to the holders of Senior Indebtedness in connection with obtaining their consent to the repurchase of the 10% Subordinated Debentures, K-III shall pay the holders of the 10% Subordinated Debentures a fee equal to the principal amount of the 10% Subordinated Debentures times a fraction the numerator of which shall be the aggregate fee paid to such holders of Senior Indebtedness and the denominator of which shall be the aggregate of all Senior Indebtedness with respect to which such fee was paid.


    On the Change of Control Payment Date, K-III will, to the extent lawful, (1) accept for payment 10% Subordinated Debentures or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all 10% Subordinated Debentures or portions thereof so tendered and (3) deliver or cause to be delivered to the Subordinated Debenture Trustee, 10% Subordinated Debentures so accepted together with an officers' certificate stating the 10% Subordinated Debentures or portions thereof tendered to K-III. The Paying Agent shall promptly mail to each holder of 10% Subordinated Debentures so accepted, payment in an amount equal to the purchase price for such 10% Subordinated Debentures, and the Subordinated Debenture Trustee shall promptly authenticate and mail to such holder a new 10% Subordinated Debenture equal in principal amount to any unpurchased portion of the 10% Subordinated Debentures surrendered; provided that each such new 10% Subordinated Debenture shall be in a principal amount of $1,000 or integral multiples thereof. K-III will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Optional Redemption Upon Change of Control. In addition to the rights set forth under "Optional Redemption," the 10% Subordinated Debentures will be redeemable, at the option of K-III, in whole or in part at any time within 160 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of 10% Subordinated Debentures to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium.

    "Applicable Premium" with respect to a 10% Subordinated Debenture is defined as the greater of (i) 1.0% of the then outstanding principal amount of such 10% Subordinated Debenture and (ii) the excess of (A) the present value of the required interest and principal payments due on such 10% Subordinated Debenture, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then outstanding principal amount of such 10% Subordinated Debenture.

    "Applicable Spread", for purposes of the 10% Subordinated Debenture Indenture, is defined as 100 basis points.

    "Treasury Rate", for purposes of the 10% Subordinated Debenture Indenture, is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life of the 10% Subordinated Debentures; provided, that if the Average Life of the 10% Subordinated Debentures is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of the 10% Subordinated Debentures is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE

    If less than all of the 10% Subordinated Debentures are to be redeemed at any time, selection of the 10% Subordinated Debentures for redemption will be made by the Subordinated Debenture Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the 10% Subordinated Debentures are listed or, if the 10% Subordinated Debentures are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Subordinated Debenture Trustee shall deem fair and appropriate, provided that no 10% Subordinated Debentures of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of 10% Subordinated Debentures to be redeemed at its registered address. If any 10% Subordinated Debenture is to be redeemed in part only, the notice of redemption that relates to such 10% Subordinated Debenture shall state the portion of the principal amount thereof to be redeemed. A new 10% Subordinated Debenture in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder

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thereof upon cancellation of the original 10% Subordinated Debenture. On and after the redemption date, interest ceases to accrue on 10% Subordinated Debentures or portions of them called for redemption.

CERTAIN COVENANTS

    Limitation on Restricted Payments. K-III will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of K-III's or any of its Restricted Subsidiaries' Capital Stock or other Equity Interests (other than (A) dividends or distributions payable in Equity Interests of K-III or such Restricted Subsidiary or (B) dividends or distributions payable to K-III or any of its Restricted Subsidiaries) or (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of K-III or any Restricted Subsidiary (other than any such Equity Interests owned by K-III or any of its Restricted Subsidiaries) (the foregoing actions set forth in clauses (i) and (ii) being referred to as "Restricted Payments"), if, at the time of such Restricted Payment, a default or event of default under the 10% Subordinated Debenture Indenture shall have occurred and be continuing or will occur as a consequence thereof.

    "Restricted Subsidiary" for purposes of the 10% Subordinated Debenture Indenture, means a Subsidiary of K-III which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

    "Unrestricted Subsidiary" for purposes of the 10% Subordinated Debenture Indenture, means (i) any Subsidiary of K-III which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and (ii) any subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of K-III (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of K-III which is not a Subsidiary of the Subsidiary to be so designated; provided that the Subsidiary to be so designated has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of K-III or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

    Transactions with Affiliates. Neither K-III nor any of its Restricted Subsidiaries will make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any person (or any Affiliate of such person) holding 10% or more of any class of Capital Stock of K-III or any of its Restricted Subsidiaries or (ii) any Affiliate of K-III or any of its Restricted Subsidiaries (each an "Affiliate Transaction"), except on terms that are no less favorable to K-III or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a person that is not such a holder or Affiliate; provided that a transaction with any such holder (or Affiliate thereof) or any Affiliate of K-III or any of its Restricted Subsidiaries shall be deemed to be on terms that are no less favorable to K-III or such Restricted Subsidiary than those obtainable at the time of the transaction from a person who is not such a holder or Affiliate if (a) K-III or such Restricted Subsidiary delivers to the Subordinated Debenture Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to K-III or such Restricted Subsidiary from a financial point of view or (b) a disinterested majority of the Board of Directors of K-III or such Restricted Subsidiary approves the transaction; and provided, further, that, the foregoing restriction shall not apply to (i) the payment of an annual fee to KKR for the rendering of management consulting and financial services to K-III and its Restricted Subsidiaries in an aggregate amount which is reasonable in relation thereto, (ii) the payment of transaction fees to KKR in amounts which are in accordance with past practices for the

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rendering of financial advice and services in connection with acquisitions, dispositions and financings by K-III and its Subsidiaries, (iii) the payment of reasonable and customary regular fees to directors of K-III and its Subsidiaries who are not employees of K-III or its Restricted Subsidiaries, (iv) loans to officers, directors and employees of K-III and its Subsidiaries for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of K-III and its Subsidiaries, (v) any Restricted Payments not prohibited by the Restricted Payments covenant in the Senior Note Indentures, the Exchange Debenture Indenture or Series B Debenture Indenture, or any Investment not prohibited by the Investments in Unrestricted Subsidiaries covenant in the Senior Note Indentures, (vi) transactions between or among any of K-III and its Restricted Subsidiaries or (vii) allocation of corporate overhead to Unrestricted Subsidiaries on a basis no less favorable to K-III than such allocations to Restricted Subsidiaries.

    Merger, Consolidation, or Sale of Assets. K-III may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any person or permit any person to merge with or into it unless: (i) K-III shall be the continuing person, or the person (if other than K-III) formed by such consolidation or into which K-III is merged or to which the properties and assets of K-III are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Subordinated Debenture Trustee, in form satisfactory to the Subordinated Debenture Trustee, all of the obligations of K-III under the 10% Subordinated Debentures and the 10% Subordinated Debenture Indenture; (ii) immediately after giving effect to such transaction, no Default and no Event of Default under the 10% Subordinated Debenture Indenture shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of K-III immediately prior to such transaction. "Consolidated Net Worth" means, for purposes of the 10% Subordinated Debenture Indenture, at any date of determination, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of the referent person and its Subsidiaries on a consolidated basis, less amounts attributable to Redeemable Stock, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), except that all effects of the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations shall be disregarded. "Redeemable Stock" means any Equity Interest issued after the date of the Note Indenture which, by its terms (or by the terms of any security into which it is convertible or by which it is exchangeable before the stated maturity of the 10% Subordinated Debentures), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the stated maturity of the 10% Subordinated Debentures, or is, by its terms or upon the happening of any event, redeemable at the option of the holder thereof, in whole or in part, at any time prior to the stated maturity of the 10% Subordinated Debentures.

EVENTS OF DEFAULT AND REMEDIES THEREOF

    The 10% Subordinated Debenture Indenture will provide that each of the following will constitute an "Event of Default" with respect to the 10% Subordinated Debentures: (i) the failure to make any payment of interest on any of the 10% Subordinated Debentures when the same becomes due and payable and the continuance of any such failure for 30 days and for five days after written notice of default is given to K-III by the holders of at least 51% in principal amount of the 10% Subordinated Debentures following the expiration of such 30-day period, (ii) the failure to make any payment of principal or premium on any of the 10% Subordinated Debentures when the same shall become due and payable, whether at maturity, upon acceleration, redemption or otherwise, and such Default continues for a period of ten days, (iii) the failure by K-III to comply with any of its other agreements in the 10%

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Subordinated Debenture Indenture or the 10% Subordinated Debentures and such
Default continues for 60 days after receipt of a written notice from the Subordinated Debenture Trustee or holders of at least 51% of the principal amount of the 10% Subordinated Debentures outstanding, specifying such Default and requiring that it be remedied, (iv) the occurrence of an event of default with respect to any Indebtedness for borrowed money of K-III or any of its Restricted Subsidiaries (or the payment of which is guaranteed by K-III or any of its Restricted Subsidiaries) having an outstanding principal amount of $22.5 million or more individually or $45 million or more in the aggregate which has caused the acceleration of such Indebtedness and such Indebtedness has not been discharged or such acceleration has not been rescinded within 60 days after such acceleration, and (v) certain events of bankruptcy, insolvency or reorganization. The term "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

    If a Default or an Event of Default occurs and is continuing and if it is known to the Subordinated Debenture Trustee, the Subordinated Debenture Trustee shall mail to each holder of the 10% Subordinated Debentures notice of the Default or Event of Default within 90 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the Subordinated Debenture Trustee, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any 10% Subordinated Debenture or that results from a failure to comply with the Change of Control covenant, the Subordinated Debenture Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the 10% Subordinated Debentures.

    If an Event of Default (other than an Event of Default with respect to K-III resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Subordinated Debenture Trustee or the holders of at least 51% in principal amount of the 10% Subordinated Debentures then outstanding, by written notice to K-III and to the agents under the Credit Agreements, the trustees under the Senior Note Indentures and the Exchange Debenture Indenture (and to the Subordinated Debenture Trustee if such notice is given by the holders of 10% Subordinated Debentures) may, and the Subordinated Debenture Trustee at the request of such holders of 10% Subordinated Debentures shall, declare all unpaid principal of premium, if any, and accrued interest on the 10% Subordinated Debentures to be due and payable upon the first to occur of an acceleration under any of the Credit Agreements, any of the Senior Notes or the Exchange Debentures or 15 business days after the receipt by K-III, such agent and such trustees of such written notice to the extent that the Event of Default is continuing. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs with respect to K-III, all unpaid principal of, premium, if any, and accrued interest on the 10% Subordinated Debentures then outstanding shall ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Subordinated Debenture Trustee or any holder. The holders of at least 51% in principal amount of the 10% Subordinated Debentures by notice to the Subordinated Debenture Trustee may rescind an acceleration and its consequences upon conditions provided in the 10% Subordinated Debenture Indenture. Subject to certain restrictions set forth in the 10% Subordinated Debenture Indenture, the holders of at least 51% in principal amount of the outstanding 10% Subordinated Debentures by notice to the Subordinated Debenture Trustee may waive an existing Default or Event of Default and its consequences (including waivers obtained in connection with a tender offer or exchange offer for 10% Subordinated Debentures), except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on, such 10% Subordinated Debentures (including, without limitation, pursuant to any mandatory or optional redemption obligation under the 10% Subordinated Debenture Indenture) or a continuing Default or Event of Default that resulted from the failure to comply with the Change of Control covenant. When a Default or Event of Default is waived, it is cured and ceases. A holder of 10% Subordinated Debentures may not pursue any remedy with respect to the 10% Subordinated Debenture Indenture or the 10% Subordinated Debentures unless: (1) the holder gives to the Subordinated Debenture Trustee written

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notice of a continuing Event of Default; (2) the holders of at least 51% in principal amount of such 10% Subordinated Debentures outstanding make a written request to the Subordinated Debenture Trustee to pursue the remedy; (3) such holder or holders offer to the Subordinated Debenture Trustee indemnity satisfactory to the Subordinated Debenture Trustee against any loss, liability or expense; (4) the Subordinated Debenture Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity; and (5) during such 30-day period the holders of at least 51% in principal amount of the outstanding 10% Subordinated Debentures do not give the Subordinated Debenture Trustee a direction which is inconsistent with the request.

    K-III is required to deliver to the Subordinated Debenture Trustee annually a statement regarding compliance with the 10% Subordinated Debenture Indenture and K-III is required upon becoming aware of any Default or Event of Default to deliver a statement to the Subordinated Debenture Trustee specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

    No director, officer, employee, incorporator or shareholder of K-III, as such, shall have any liability for any obligations of K-III under the 10% Subordinated Debentures or the 10% Subordinated Debenture Indenture or for any claim based on, in respect of, or by reason of, such obligations of their creations. Each holder of the 10% Subordinated Debentures by accepting a 10% Subordinated Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 10% Subordinated Debentures. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE 10% SUBORDINATED DEBENTURE INDENTURE AND THE 10% SUBORDINATED DEBENTURES

    If the Company irrevocably deposits, or causes to be deposited, in trust with the Subordinated Debenture Trustee or the Paying Agent, at any time prior to the stated maturity of the 10% Subordinated Debentures or the date of redemption of all the outstanding 10% Subordinated Debentures, as trust funds in trust, money or direct noncallable obligations of or guaranteed by the United States of America sufficient (without reinvestment thereof) to pay timely and discharge the entire principal of the then outstanding 10% Subordinated Debentures and all interest due thereon to maturity or redemption, and if such deposit does not violate the subordination provisions of the 10% Subordinated Debenture Indenture, the 10% Subordinated Debenture Indenture shall cease to be of further effect as to all outstanding 10% Subordinated Debentures (except, among other things, as to (i) remaining rights of registration of transfer, substitution and exchange of 10% Subordinated Debentures, (ii) rights of holders to receive payment of principal of and interest on the 10% Subordinated Debentures, and (iii) the rights, obligations and immunities of the Subordinated Debenture Trustee).

    The Credit Agreements and the Senior Note Indentures restrict K-III from defeasing the Exchange Subordinated Debentures.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange 10% Subordinated Debentures in accordance with the 10% Subordinated Debenture Indenture. The Registrar and the Subordinated Debenture Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the 10% Subordinated Debenture Indenture. K-III is not required to transfer or exchange any 10% Subordinated Debenture selected for redemption. Also, K-III is not required to transfer or exchange any 10% Subordinated Debenture for a period of 15 days before a selection of 10% Subordinated Debentures to be redeemed.

    The registered holder of a 10% Subordinated Debenture will be treated as its owner for all purposes.

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AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraph, the 10% Subordinated Debenture Indenture or the 10% Subordinated Debentures may be amended or supplemented with the written consent of the holders of at least 51% in principal amount of the 10% Subordinated Debentures then outstanding (including consents obtained in connection with a tender offer or exchange offer for 10% Subordinated Debentures), and any existing default under or compliance with any provision of the 10% Debenture Indenture or the 10% Subordinated Debentures may be waived with the consent of the holders of 51% in principal amount of the then outstanding 10% Subordinated Debentures (including waivers obtained in connection with a tender offer or exchange offer for 10% Subordinated Debentures).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any 10% Subordinated Debentures held by a non-consenting holder of 10% Subordinated Debentures) (i) reduce the principal amount of 10% Subordinated Debentures whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any 10% Subordinated Debenture or alter the provisions with respect to the redemption price in connection with repurchases of 10% Subordinated Debentures upon a Change of Control or otherwise, (iii) reduce the rate of or change the time for payments of interest on any 10% Subordinated Debenture, (iv) waive a Default or Event of Default in the payment of the principal of, or premium, if any, or interest on 10% Subordinated Debentures or that resulted from a failure to comply with the Change of Control covenant (except a rescission of acceleration of the 10% Subordinated Debentures by the holders of at least 51% in aggregate principal amount of the 10% Subordinated Debentures), (v) make any 10% Subordinated Debenture payable in money other than that stated in the 10% Subordinated Debenture Indenture, (vi) make any change in the subordination provisions of the 10% Subordinated Debenture Indenture that adversely affects the rights of any 10% Subordinated Debenture holder, (vii) make any change in the provisions of the 10% Subordinated Debenture Indenture relating to waivers of past defaults or the rights of holders of 10% Subordinated Debentures to receive payments of principal of or interest on the 10% Subordinated Debentures,
(viii) waive a redemption payment with respect to any 10% Subordinated Debenture or (ix) make any change in the foregoing.

    Notwithstanding the foregoing, without the consent of any holder of the 10% Subordinated Debentures, K-III and the Subordinated Debenture Trustee may amend or supplement the Debenture Indenture or 10% Subordinated Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated 10% Subordinated Debentures in addition to or in place of certificated 10% Subordinated Debentures, to provide for the assumption of K-III's obligations to holders of the 10% Subordinated Debentures in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the 10% Subordinated Debentures or that does not adversely affect the legal rights under the 10% Subordinated Debenture Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the 10% Subordinated Debenture Indenture under the Trust Indenture Act.

CONCERNING THE SUBORDINATED DEBENTURE TRUSTEE

    The 10% Subordinated Debenture Indenture contains certain limitations on the rights of the Subordinated Debenture Trustee, should it become a creditor of K-III, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Subordinated Debenture Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within ninety days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding 10% Subordinated Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Subordinated Debenture Trustee, subject to certain exceptions.

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The 10% Subordinated Debenture Indenture provides that in case an Event of
Default shall occur (which shall not be cured), the Subordinated Debenture Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Subordinated Debenture Trustee will be under no obligation to exercise any of its rights or powers under the 10% Subordinated Debenture Indenture at the request of any of the holders of the 10% Subordinated Debentures, unless they shall have offered to the Subordinated Debenture Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the New Preferred Stock will be issued in fully registered form, without coupons. The New Preferred Stock will be deposited with, or on behalf of, DTC, and registered in the name of Cede as DTC's nominee in the form of one or more global New Preferred Stock certificates.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the 10% Subordinated Debenture Indenture. Reference is made to the 10% Subordinated Debenture Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than KKR and its Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) 35 percent (35%) of the total voting power of the then outstanding voting stock of K-III and (B) the total voting power of the then outstanding voting stock of K-III beneficially owned by KKR and its Affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted K-III's Board of Directors (together with any new directors whose election by K-III's Board of Directors or whose nomination for election by K-III's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

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    "Currency Agreement" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

    "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Princples Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of the 10% Subordinated Debenture Indenture.

    "Indebtedness" of any person is defined as any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Currency Agreements and Interest Rate Agreements. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the 10% Subordinated Debenture Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be without duplication (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured. For the purpose of determining the aggregate Indebtedness of K-III and its Restricted Subsidiaries, such Indebtedness shall exclude the Indebtedness of any Unrestricted Subsidiary of K-III or any Unrestricted Subsidiary of a Restricted Subsidiary.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in interest rates.

    "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "Public Equity Offering" means an underwritten public offering of primary shares of K-III's Common Stock (or any other class of common stock hereinafter duly authorized by K-III) pursuant to a

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registration statement (other than a registration statement on form S-8 or S-4 or successor forms) filed with the Commission in accordance with the Securities Act.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the 10% Subordinated Debenture Indenture without charge by writing to: K-III Communications Corporation, 745 Fifth Avenue, New York, NY 10151, Attention:
Beverly C. Chell, Esq.

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                     DESCRIPTION OF CAPITAL STOCK OF K-III

GENERAL

    The Certificate of Incorporation of K-III authorizes 250 million shares of Common Stock, and 50 million shares of preferred stock, par value $0.01 per share. The Board of Directors of K-III, in its sole discretion, may issue Common Stock from the authorized and unissued shares of Common Stock and may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or the Certificate of Incorporation, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock; the dividend rate for the series; the terms and conditions of any voting, conversion and exchange rights for the series; the amounts payable on the series upon redemption or K-III's liquidation, dissolution or winding-up; the provisions of any sinking fund for the redemption or purchase of shares of any series; and the preferences and relative rights among the series of preferred stock. Pursuant to the Certificates of Designations for the New Preferred Stock and the Old Preferred Stock, 2 million shares of Old Preferred Stock have been, and 2 million shares of New Preferred Stock will be, authorized for issuance. Pursuant to the Certificate of Designations for the Senior Preferred Stock, four million shares of Senior Preferred Stock, liquidation preference $25 per share, have been authorized for issuance. Of these authorized shares, all have been issued and are outstanding. Pursuant to the Certificate of Designations for the Series B Preferred Stock, two million shares of Series B Preferred Stock, liquidation preference $100 per share, have been authorized for issuance. As of March 31, 1996, 1,405,397 of such shares were issued and outstanding, which include paid in kind dividends as of such date.

THE COMMON STOCK

    As of March 31, 1996, 128,613,032 shares of Common Stock were issued and outstanding, and 11,930,253 shares were issuable upon exercise of outstanding Options, 7,413,595 of which were immediately exerciseable.

    Each share of Common Stock is entitled to one vote at all meetings of stockholders of K-III for the election of directors and all other matters submitted to stockholder vote. The Common Stock does not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they choose to do so. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of K-III out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Holders of Common Stock are not liable to further call or assessment. Upon the liquidation, dissolution or winding up of the affairs of K-III, any assets remaining after provision for payment of creditors and holders of preferred stock would be distributed pro rata among holders of Common Stock. K-III does not anticipate declaring and paying cash dividends on the Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on the Common Stock will be made by the Board of Directors from time to time in the exercise of its prudent business judgment, taking into account, among other things, the Company's results of operations and financial condition, any then existing or proposed commitments for the use by the Company of available funds, and K-III's obligations with respect to any then outstanding class or series of its preferred stock. In addition, K-III is restricted by the terms of the Credit Agreements and the Outstanding Note Indentures from paying cash dividends on its capital stock, and may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on K-III's capital stock. See "Description of Certain Indebtedness."

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THE SENIOR PREFERRED STOCK

    The holders of Senior Preferred Stock have no preemptive rights or cumulative voting rights and are not subject to future assessments by K-III. All outstanding shares of Senior Preferred Stock are fully paid and nonassessable. The Senior Preferred Stock has an aggregate liquidation preference of $100,000,000.

    Rank. The Senior Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks senior to the Series B Preferred Stock, the Preferred Stock and to the Common Stock.

    Dividends. The holders of the shares of Senior Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate equal to 11 1/2%. Such dividends are payable quarterly in arrears on each February 1, May 1, August 1 and November 1. Dividends on shares of the Senior Preferred Stock accrue and are cumulative from the date of issuance of such shares. As of the date of this Offering Memorandum, all such dividends have been paid.

    Optional Redemption. K-III may, at its option, redeem at any time on or after May 1, 1997, from any source of funds legally available therefor, in whole or in part, any or all of the shares of Senior Preferred Stock at redemption prices declining ratably from 105.80% of liquidation value for the twelve months commencing May 1, 1997 to 100.00% on and after May 1, 2002, plus in each case an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend from the last dividend payment date to the redemption date).

    Mandatory Redemption. The Senior Preferred Stock is subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor). On each of May 1, 2003 and May 1, 2004, K-III is required to redeem 50% of the shares of Senior Preferred Stock originally issued at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption. K-III will be permitted to credit toward its mandatory redemption obligation in each year shares of Senior Preferred Stock theretofore acquired by K-III through optional redemption or otherwise than through mandatory redemption that have not previously been so applied.

    Voting Rights. Holders of the Senior Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designations for the Senior Preferred Stock. Such Certificate of Designations provides that in the event that dividends on the Senior Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of K-III will be increased by two directors and the holders of the majority of the Senior Preferred Stock, voting separately as a class, will be entitled to elect two directors of the expanded board of directors. Such voting rights will continue until such time as all dividends in arrears on the Senior Preferred Stock are paid in full.

    In addition, the Certificate of Designations for the Senior Preferred Stock provides that K-III will not authorize a new class of parity securities without the affirmative vote or consent of holders of a majority of the shares of Senior Preferred Stock and each other series of preferred stock of K-III then outstanding which are entitled to vote thereon, voting or consenting, as the case may be, as one class, and that K-III will not authorize a new class of senior securities without the affirmative vote or consent of holders of at least a majority of the shares of Senior Preferred Stock and each other series of preferred stock of K-III then outstanding which are entitled to vote thereon, voting or consenting, as the case may be, as one class.

    In addition, K-III may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Senior Preferred Stock,

                                       87
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voting separately as a class, unless (i) K-III shall be the continuing person, or the person (if other than K-III) formed by such consolidation or into which K-III is merged or to which the properties and assets of K-III are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Senior Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Senior Preferred Stock had immediately prior to such transaction and (ii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of K-III (as defined in its Certificate of Incorporation) immediately prior to such transaction.

    Under Delaware law, holders of preferred stock are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if, among other matters, the amendment would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

    Exchange. K-III may, at its option, out of any source of funds legally available therefor, on any scheduled dividend payment date, exchange the Senior Preferred Stock, in whole but not in part, for the Exchange Debentures. Holders of Senior Preferred Stock so exchanged will be entitled to receive the principal amount of Exchange Debentures equal to $25.00 for each $25.00 of liquidation preference of Senior Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a pro rated dividend from the last dividend payment date to the exchange date).

THE SERIES B PREFERRED STOCK

    The holders of Series B Preferred Stock have no preemptive rights or cumulative voting rights and are not subject to future assessments by K-III. All outstanding shares of Series B Preferred Stock are fully paid and nonassessable. As of March 31, 1996, 1,405,397 shares of the Series B Preferred Stock ($140,539,700 aggregate liquidation preference), which include dividends paid in kind from time to time thereon to such date, were issued and outstanding.

    Rank. The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks junior to the Senior Preferred Stock, pari passu with the Preferred Stock and senior to the Common Stock.

    Dividends. The holders of the shares of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate equal to 11 5/8%. Such dividends are payable quarterly in arrears on each February 1, May 1, August 1 and November 1. Before May 1, 1998 dividends may, at the option of K-III, be paid in cash or by issuing fully paid and nonassessable shares of Series B Preferred Stock with an aggregate liquidation preference equal to the amount of such dividend. On and after May 1, 1998, dividends may only be paid in cash. Dividends on shares of the Series B Preferred Stock accrue and are cumulative from the date of issuance of such shares. As of the date of this Offering Memorandum, all such dividends have been paid in additional shares of Series B Preferred Stock.

    Optional Redemption. K-III may, at its option, redeem at any time on or after February 1, 1998, from any source of funds legally available therefor, in whole or in part, any or all of the shares of Series B Preferred Stock at redemption prices declining ratably from 105.80% of liquidation value for the twelve months commencing February 1, 1998 to 100.00% on and after February 1, 2003, plus in each case an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend from the last dividend payment date to the redemption date).

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
    In addition, up to 50% of the Series B Preferred Stock may be redeemed at any time before February 1, 1996 at a price per share of $108, plus accrued and unpaid dividends out of the net proceeds of an initial public offering of Common Stock, provided such redemption occurs within 180 days of such initial public offering.

    Mandatory Redemption. The Series B Preferred Stock is subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) on May 1, 2005 at a price equal to the liquidation preference thereof plus all accumulated dividends to the date of redemption.

    Voting Rights. Holders of the Series B Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designations for the Series B Preferred Stock. Such Certificate of Designations provides that in the event that dividends on the Series B Preferred Stock are in arrears and unpaid for six consecutive quarterly periods, the Board of Directors of K-III will be increased by two directors and the holders of the majority of the Series B Preferred Stock, voting separately as a class, will be entitled to elect two directors of the expanded board of directors. Such voting rights will continue until such time as all dividends in arrears on the Series B Preferred Stock are paid in full.

    Unless the requisite holders of any senior security or any indebtedness of K-III have consented to or granted a waiver with respect thereto, K-III may not merge or consolidate with or into or transfer all or substantially all of its assets (as an entirety in one transaction or a series of related transactions), to any person without the consent of the holders of a majority of the issued and outstanding shares of Series B Preferred Stock, voting separately as a class, unless (i) K-III shall be the continuing person, or the person (if other than K-III) formed by such consolidation or into which K-III is merged or to which the properties and assets of K-III are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Series B Preferred Stock shall be converted into or exchanged for and shall become shares of such successor or resulting company, having in respect of such successor or resulting company substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Series B Preferred Stock had immediately prior to such transaction and
(ii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of K-III (as defined in its Certificate of Incorporation) immediately prior to such transaction.

    Under Delaware law, holders of preferred stock are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if, among other matters, the amendment would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

    Exchange. K-III may, at its option, out of any source of funds legally available therefor, on any scheduled dividend payment date, issue Class B Subordinated Debentures in exchange for the Series B Preferred Stock, in whole but not in part. Holders of Series B Preferred Stock so exchanged will be entitled to receive the principal amount of Subordinated Debentures equal to $100 for each $100 of liquidation preference of Series B Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon to the date of exchange (including an amount equal to a pro rated dividend from the last dividend payment date to the exchange date). No Class B Subordinated Debentures may be issued so long as any Senior Preferred Stock remains outstanding. The indenture for the 10 5/8% Senior Notes restricts the ability of K-III to issue Class B Subordinated Debentures in exchange for Series B Preferred Stock.

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL

    The following is a description of the principal agreements governing the indebtedness of K-III. All of such indebtedness is unsecured and is guaranteed by substantially all of K-III's subsidiaries (except that the Exchange Debentures and Class B Subordinated Debentures described below, if issued, will not be so guaranteed). Capitalized terms used in this section but not defined in the Prospectus are defined in the relevant agreement.


NEW CHASE CREDIT AGREEMENT



    General. The New Chase Credit Agreement provides that K-III may borrow up to $750,000,000 under a revolving credit commitment and up to $250,000,000 under a term loan commitment. In addition, K-III has the option, subject to the consent of participating lenders, to increase the revolving credit commitments by up to $250,000,000. The revolving credit facility may be utilized through the incurrence of revolving credit loans, swingline loans, Canadian dollar loans or the issuance of letters of credit. Term loans, revolving credit loans, Canadian dollar loans and swingline loans may be used by the Company for general corporate purposes, including acquisitions.



    The term loans are payable in semi-annual installments of $25,000,000 on June 30 and December 31 of each year, commencing June 30, 2000, with a final installment of $50,000,000 payable on June 30, 2004. The total revolving credit commitment amount will be reduced and, to the extent outstanding revolving credit borrowings would exceed the resulting commitment amount, revolving credit borrowings must be repaid, semi-annually on June 30 and December 31 each year, commencing June 30, 1999 and ending June 30, 2004. The scheduled revolving credit commitment reductions are in the amount of 5% of the original commitment amount (as increased pursuant to the procedure described above) on June 30, 1999 and December 31, 1999 and 10% of such amount on each subsequent semi-annual date.



    At June 17, 1996, $250,000,000 of term loans and approximately $650,900,000 in principal amount of borrowings under the revolving credit facility were outstanding under the New Chase Credit Agreement.



    Covenants. The New Chase Credit Agreement contains covenants restricting K-III and its subsidiaries from, among other things: (i) with certain exceptions, selling or otherwise disposing of any of their businesses; (ii) changing the nature of its businesses; (iii) with certain exceptions, merging or consolidating with any party; (iv) with certain exceptions, having indebtedness other than existing indebtedness and indebtedness under the New Chase Revolving Credit Agreement, the Senior Note Indentures, the Exchange Debenture Indenture and the Subordinated Debenture Indenture; (v) with certain exceptions, making guarantees or becoming liable with respect to contingent obligations; (vi) with certain exceptions, making investments or loans; (vii) incurring any liens, other than certain limited permitted liens on its assets; (viii) with certain exceptions, entering into transactions with affiliates on terms less favorable than could be obtained from non-affiliates; (ix) redeeming or making prepayments on other indebtedness (other than through the issuance of Refinancing Indebtedness or with the proceeds from an issuance of equity); and redeeming the Senior Preferred Stock, the Series B Preferred Stock or other permitted preferred stock (other than through the issuance of other stock or by the issuance of Exchange Debentures or Subordinated Debentures, as appropriate); (x) with certain exceptions, paying dividends on preferred and common stock; and
(xi) with certain exceptions, modifying the agreements relating to the Company's indebtedness and preferred stock or its corporate charter documents.



    In addition, the New Chase Credit Agreement requires that K-III and its Restricted Subsidiaries, on a consolidated basis, satisfy an interest coverage test and a leverage test. The minimum required interest coverage ratio (which is defined as the ratio of consolidated adjusted earnings before interest, taxes, depreciation and amortization to interest expense) for periods ending on or prior to June 30, 1999


                                       90
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is 1.80, which ratio increases annually until it reaches 2.50 for periods ending on or after July 1, 2001. The maximum allowable leverage ratio for determination dates occurring on or prior to June 30, 1999 is 6.00, which ratio decreases annually until it reaches 4.50 for determination dates occurring on or after July 1, 2001.



    The New Chase Credit Agreement also requires that K-III and its Restricted Subsidiaries, on a consolidated basis, satisfy a fixed charge coverage test at the end of each fiscal quarter. The minimum required ratio for all test periods is 1.05. Fixed charges include, among other items, interest expense and cash common and preferred stock dividends, provisions for income taxes, cash capital expenditures and scheduled principal payments on indebtedness.



    It is an event of default under the New Chase Credit Agreement if KKR and its affiliates cease to own, directly or indirectly, at least 25% (on a fully diluted basis) of the economic and voting interest in K-III's Common Stock or if any other person or group becomes the beneficial owner of more voting common stock of K-III then that owned by KKR and its Affiliates.



NEW REVOLVING CREDIT AGREEMENT



    General. Pursuant to the New Revolving Credit Agreement, K-III may borrow up to $250,000,000 under a revolving credit commitment. The loans may be used by the Company for general corporate purposes, including acquisitions. The revolving credit commitments terminate on May 23, 1997. Any outstanding loans on that date will be converted to term loans. Such term loans will be payable in semi-annual installments of 10% of the original aggregate amount of term loans on June 30 and December 31 of each year, commencing June 30, 2000, with a final installment of 20% of such amount on June 30, 2004.



    Covenants. The restrictive covenants and financial covenants contained in the New Revolving Credit Agreement are substantially similar to those contained in the New Chase Credit Agreement. The New Revolving Credit Agreement has a change of control provision substantially the same as the one in the New Chase Credit Agreement.


THE 10 5/8% SENIOR NOTES

    The following is a description of the 10 5/8% Senior Note Indenture. The terms of the 10 5/8% Senior Notes include those stated in the 10 5/8% Senior
Note Indenture and those made part of the 10 5/8% Senior Note Indenture by reference to the Trust Indenture Act.

    General. The 10 5/8% Senior Notes rank senior in right of payment to all subordinated Indebtedness of the Company, and are guaranteed on a senior basis by each of the domestic Restricted Subsidiaries. The 10 5/8% Senior Notes rank pari passu in right of payment with all senior borrowings, including borrowings under the Credit Agreements, the 10 1/4% Senior Notes and the Notes.

    Principal, Maturity and Interest. The 10 5/8% Senior Notes are limited in aggregate principal amount to $250,000,000 and mature on May 1, 2002. The entire principal amount permitted is currently outstanding. Interest on the 10 5/8% Senior Notes accrues at the rate of 10 5/8% per annum.

    Redemption. The 10 5/8% Senior Notes are not redeemable at K-III's option before May 1, 1997 (other than in connection with a Change of Control (as defined under the 10 5/8% Senior Note Indenture)). Thereafter, the 10 5/8% Senior Notes are subject to redemption at the option of K-III, at redemption prices declining ratably from 104.00% of principal amount for the twelve months commencing May 1, 1997 to 100.00% on and after May 1, 2000, plus in each case accrued and unpaid interest thereon to the applicable redemption date.

    The 10 5/8% Senior Note Indenture requires K-III to make a mandatory sinking fund payment on May 1, 2001, sufficient to retire by redemption on such date Outstanding Notes in an aggregate

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principal amount equal to $125,000,000. Outstanding Notes that K-III has theretofore acquired or that have otherwise been redeemed may be applied to reduce K-III's obligations to make sinking fund payments.

    Upon a Change of Control, K-III is required to make an offer to purchase all of the then-outstanding 10 5/8% Senior Notes at a purchase price of 101% of the aggregate principal amount of such Outstanding Notes plus accrued and unpaid interest thereon to the redemption date. In addition the 10 5/8% Senior Notes will be redeemable in whole or in part at the option of K-III, in the event of a Change of Control.

    Covenants. The 10 5/8% Senior Note Indenture contains covenants substantially similar to those in the Note Indenture.

THE 10 1/4% SENIOR NOTES

    The following is a description of the 10 1/4% Senior Note Indenture. The terms of the 10 1/4% Senior Notes include those stated in the 10 1/4% Senior
Note Indenture and those made part of the 10 1/4% Senior Note Indenture by reference to the Trust Indenture Act.

    General. The 10 1/4% Senior Notes rank senior in right of payment to all subordinated Indebtedness of the Company, and are guaranteed on a senior basis by each of the domestic Restricted Subsidiaries. The 10 1/4% Senior Notes rank pari passu in right of payment with all senior borrowings, including borrowings under the Credit Agreements, the 10 5/8% Senior Notes and the Notes.

    Principal, Maturity and Interest. The 10 1/4% Senior Notes are limited in aggregate principal amount to $100,000,000 and mature on June 1, 2004. The entire principal amount permitted is currently outstanding. Interest on the 10 1/4% Senior Notes accrues at the rate of 10 1/4% per annum.

    Redemption. The 10 1/4% Senior Notes are not redeemable at K-III's option before June 1, 1999 (other than in connection with a Change of Control (as defined under the 10 1/4% Senior Note Indenture) or certain public offerings of Common Stock, as described below). Thereafter, the 10 1/4% Senior Notes due 2004 are subject to redemption at the option of K-III, at redemption prices declining ratably from 104.95% of principal amount for the twelve months commencing June 1, 1999 to 100.00% on and after June 1, 2002, plus in each case accrued and unpaid interest thereon to the applicable redemption date.

    In addition, at any time on or before June 1, 1997, up to 35% of the aggregate principal amount of the 10 1/4% Senior Notes may be redeemed at a redemption price of 109 1/4% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of public offerings of primary shares of Common Stock, provided such redemption occurs within 160 days of such public offering.

    Upon a Change of Control, K-III is required to make an offer to purchase all of the then-outstanding 10 1/4% Senior Notes at a purchase price of 101% of the aggregate principal amount of such Outstanding Notes plus accrued and unpaid interest, if any, to the redemption date. In addition the 10 1/4% Senior Notes will be redeemable, in whole or in part, at the option of K-III in the event of a Change of Control.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than KKR and its affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) 35 percent (35%) of the total voting power of the then outstanding voting stock of K-III and (B) the total voting power of the then outstanding voting stock of K-III beneficially owned by KKR and its affiliates or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted K-III's Board of Directors (together with any new directors whose election by K-III's Board of Directors or whose nomination for election by K-III's shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of such period

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or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office.

    Covenants. The 10 1/4% Senior Note Indenture contains certain covenants substantially similar to those in the Note Indenture.

THE EXCHANGE DEBENTURES

    The following is a description of the Exchange Debenture Indenture, to be dated as of the date of first issuance (the "Exchange Debentures Exchange Date") of the Exchange Debentures between K-III and Chemical Bank (the "Exchange Debenture Trustee"), pursuant to which the Exchange Debentures may be issued in exchange for the Senior Preferred Stock. The terms of the Exchange Debentures include those stated in the Exchange Debenture Indenture and those made part of the Exchange Debenture Indenture by reference to the Trust Indenture Act.

    General. The Exchange Debentures will represent general unsecured obligations of K-III, and holders of the Exchange Debentures will rank junior in right of payment to holders of Senior Debt (as defined in the Exchange Debenture Indenture). The right to payment of principal and interest on the Exchange Debentures will be subordinated to the prior payment in full of all Senior Debt. Senior Debt includes indebtedness under the Credit Agreements and the Senior Notes but does not include any Indebtedness of K-III to any of its subsidiaries or trade indebtedness. The Exchange Debentures will rank senior in right of payment to holders of the Class B Subordinated Debentures and the 10% Subordinated Debentures.

    Principal, Maturity and Interest. The Exchange Debentures will be limited in aggregate principal amount to $100,000,000 and will mature on May 1, 2004. None of the principal amount is currently outstanding. Interest on the Exchange Debentures will accrue from the Exchange Debentures Exchange Date at the rate of 11 1/2% per annum, commencing after the Exchange Debentures Exchange Date.

    Redemption. The Exchange Debentures will be subject to redemption at the option of K-III at any time on or after May 1, 1997 at redemption prices declining ratably from 105.8% of the principal amount thereof to 100.0% on or after May 1, 2002, in each case plus accrued and unpaid interest, if any, to the applicable redemption date.

    The Credit Agreements prohibit the redemption or prepayment of the Exchange Debentures other than with the net proceeds from the issuance of refunding indebtedness or equity, and the Senior Note Indentures make such redemption or prepayment a Restricted Payment.

    The Exchange Debenture Indenture will require K-III to make a mandatory sinking fund payment on May 1, 2003, sufficient to retire by redemption on such date 50% of the aggregate principal amount of the Exchange Debentures originally issued under the Exchange Debenture Indenture. Exchange Debentures that K-III has theretofore acquired or that have otherwise been redeemed may be applied to reduce K-III's obligations to make sinking fund payments.

    In addition, upon a Change of Control, K-III is required to make an offer to purchase the then outstanding Exchange Debentures at a purchase price of 101% of the aggregate principal amount of the Exchange Debentures plus accrued and unpaid interest to the redemption date.

    Covenants. The Exchange Debenture Indenture will contain certain covenants which, among other things, limit the ability of the Company to engage in mergers, consolidations or transactions with affiliates and to pay dividends on or repurchase or retire capital stock.

THE CLASS B SUBORDINATED DEBENTURES

    The following is a description of the Class B Debenture Indenture to be dated as of the date of first issuance (the "Class B Subordinated Exchange Date") of Subordinated Debentures between K-III and

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Marine Midland Bank, N.A. (the "Class B Debenture Trustee"), pursuant to which the Class B Subordinated Debentures may be issued in exchange for the Series B Preferred Stock. The terms of the Class B Subordinated Debentures include those stated in the Class B Debenture Indenture and those made part of the Class B Debenture Indenture by reference to the Trust Indenture Act. Capitalized terms used in this section that are not defined in this Offering Memorandum are defined in the Subordinated Debenture Indenture.

    General. The Class B Debentures will represent general unsecured obligations of K-III, and holders of the Class B Debentures will rank junior in right of payment to holders of Senior Debt (as defined in the Class B Debenture Indenture). The right to payment of principal and interest on the Class B Debentures will be subordinated to the prior payment in full of all Senior Debt. Senior Debt includes the indebtedness under the Credit Agreements, the Senior Notes and the Exchange Debentures but does not include any Indebtedness of K-III to any of its subsidiaries or trade indebtedness.

    Principal, Maturity and Interest. The Class B Debentures will be limited in aggregate principal amount to $200,000,000 and will mature on May 1, 2005. Interest on the Class B Debentures will accrue from the Class B Subordinated Exchange Date at the rate of 11 5/8%, payable quarterly on February 1, May 1, August 1, and November 1, commencing with the first of such dates to occur after the Class B Subordinated Exchange Date.

    Redemption. The Class B Debentures will be subject to redemption at the option of K-III at any time on or after February 1, 1998 at the redemption prices declining ratably from 105.8% of the principal amount thereof to 100.0% on and after February 1, 2003, plus in each case, accrued and unpaid interest thereon to the applicable redemption date.

    In addition, at any time before February 1, 1996, up to 50% of the Class B Debentures may be redeemed at a redemption price of 108% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of an initial public offering of the Common Stock, provided such redemption occurs within 180 days of such public offering.

    The terms of the Credit Agreements prohibit the redemption or repayment of the Class B Debentures other than with the net proceeds from the issuance of refunding indebtedness or equity, and the Senior Note Indentures make such redemption or prepayment a Restricted Payment.

    Upon a Change of Control, K-III is required to make an offer to purchase 100% of the outstanding Class B Debentures at a purchase price of 101% of the aggregate principal amount of the Class B Debentures plus accrued and unpaid interest thereon to the redemption date.

    Covenants. The Class B Debenture Indenture contains covenants substantially similar to those in the Exchange Debenture Indenture.

NON-COMPETE NOTES

    In connection with the Company's acquisition of certain consumer magazines operations and Daily Racing Form, K-III Holdings Corporation III, a subsidiary of K-III, issued to the seller $50 million in notes, payable over ten years in a principal amount of $5 million per year (collectively, the "Non-Compete Notes"). The Non-Compete Notes provide for scheduled payments of principal and interest through June 17, 2001, effective on December 17, 1991, provided that no payments under the Non-Compete Notes need be made at any time when the terms of any debt relating to the acquisition or any refinancing thereof prohibits such payment (although all payments due and owing under the Non-Compete Notes must be promptly paid after the termination or waiver of any such prohibition). If all payments of interest and principal are paid on the Non-Compete Notes, K-III Holdings Corporation III will have paid $2,500,000 in year one, $6,000,000 in each of years two through seven, $22,200,000 in year eight, $20,200,000 in year nine and $18,100,000 in year ten.

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                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


    The following summary describes, in the opinion of the Company's counsel, Simpson Thacher & Bartlett, the material anticipated federal income tax consequences of the purchase, ownership and disposition of the Notes, the Preferred Stock and the 10% Subordinated Debentures as of the date hereof. Except where noted, it deals only with Notes, the Preferred Stock and 10% Subordinated Debentures held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding Notes, Preferred Stock and 10% Subordinated Debentures as a part of a hedging or conversion transaction or a straddle or United States Holders whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, including final Treasury regulations addressing debt instruments issued with OID (the "OID Regulations"), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. ALL PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, PREFERRED STOCK OR 10% SUBORDINATED DEBENTURES.


TAX CONSEQUENCES TO UNITED STATES HOLDERS

    As used herein, a "United States Holder" means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. An individual may, subject to certain exceptions, be deemed to be a resident (as opposed to a non-resident alien) of the United States by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). A "Non-United States Holder" is a holder that is not a United States Holder.

Dividends on Preferred Stock

    Distributions on the Preferred Stock will be treated as dividends to United States Holders to the extent of the Company's current or accumulated earnings and profits as determined under federal income tax principles. The amount of the Company's earnings and profits at any time will depend upon the future actions and financial performance of the Company. The Company believes that it does not presently have any current or accumulated earnings and profits. Consequently, unless the Company generates earnings and profits in the future, distributions with respect to the Preferred Stock may not qualify as dividends for federal income tax purposes. To the extent that the amount of a distribution on the Preferred Stock exceeds the Company's current and accumulated earnings and profits, such distributions will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the Preferred Stock in the hands of each United States Holder (but not below zero), thus increasing the amount of any gain (or reducing the amount of any loss) which would otherwise be realized by such United States Holder upon the sale or other taxable disposition of such Preferred Stock. The amount of any such distribution which exceeds the adjusted tax basis of the Preferred Stock in the hands of the United States Holder will be treated as capital gain and will be either long-term or short-term capital gain depending on the United States Holder's holding period for the Preferred Stock.

    Under Section 243 of the Code, corporate stockholders generally will be able to deduct 70% of the amount of any distribution qualifying as a dividend. As described above, distributions with respect to the Preferred Stock will not qualify as dividends until the Company has earnings and profits. Distributions that do not qualify as dividends will not be eligible for the dividends-received deduction. In addition, there are many exceptions and restrictions relating to the availability of a dividends-received deduction for any distribution qualifying as a dividend and recent legislative proposals, if enacted, would reduce the dividends received deduction from 70% to 50%. It is unclear whether, and in what form, such proposals will be enacted.


    Section 246A of the Code reduces the dividends-received deduction allowed to a corporate United States Holder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code requires that, in order to be eligible for the dividends-received deduction, a corporate United States Holder must generally hold the shares of Preferred Stock for a 46-day minimum holding period. A taxpayer's holding period for these purposes is suspended during any period in which a United States Holder has certain options or contractual obligations with respect to substantially identical stock or holds one or more other positions with respect to substantially identical stock that diminishes the risk of loss from holding the Preferred Stock. A recent legislative proposal would provide that a corporate shareholder would not be entitled to a dividends-received deduction on distributions on the Preferred Stock if such shareholder protects itself from risk of loss immediately before or immediately after the shareholder becomes entitled to the dividend. It is unclear whether and in what form such proposal will be enacted.

    Under Section 1059 of the Code a corporate stockholder is required to reduce its tax basis (but not below zero) in the Preferred Stock by the nontaxed portion of any "extraordinary dividend" if such stock has not been held for more than two years before the earliest of the date such dividend is declared, announced, or agreed to. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction provisions of Section 243 of the Code. An extraordinary dividend on the Preferred Stock generally would be a dividend that
(i) equals or exceeds 5% of the corporate stockholder's adjusted tax basis in the Preferred Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the corporate stockholder's adjusted tax basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the Preferred Stock is an extraordinary dividend, a corporate stockholder may elect to substitute the fair market value of the stock for such United States Holder's tax basis for purposes of applying these tests, provided such fair market value is established to the satisfaction of the Secretary of Treasury (the "Secretary") as of the day before the ex-dividend date. An extraordinary dividend also currently includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the stockholder's holding period and regardless of the size of the dividend. If any part of the nontaxed portion of an extraordinary dividend is not applied to reduce the United States Holder's tax basis as a result of the limitation on reducing such basis below zero, such part will be treated as gain upon sale or exchange of the stock. However, recently introduced legislation would require gain on the nontaxed portion of an extraordinary dividend to be recognized at the time when the extraordinary dividend is paid rather than at the time of the sale or exchange of the Preferred Stock. It is unclear whether and in what form such legislation will be enacted. Special rules exist with respect to extraordinary dividends for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the United States Holder acquired such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return of such stock exceeds 15%. Section 1059 does not apply to qualified preferred dividends if the corporate stockholder holds such stock for more than five years. If the stockholder disposes of such stock before it has been held for more than five years, the amount subject to extraordinary dividend treatment with respect to qualified preferred dividends is limited to the excess of the actual rate of return over the stated rate of return.

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
Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (1) the stockholder's tax basis in such stock or
(2) the liquidation preference of such stock. CORPORATE STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF
SECTION 1059 TO THEIR OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK.

    A corporate stockholder's liability for alternative minimum tax may be affected by the portion of the dividends received which such corporate stockholder deducts in computing taxable income. This results from the fact that corporate stockholders are required to increase alternative minimum taxable income by 75% of the excess of current earnings and profits (with certain adjustments) over alternative minimum taxable income (determined without regard to earnings and profits adjustments or the alternative tax net operating loss deduction).

Redemption Premium

    Under Section 305(c) of the Code and the applicable regulations thereunder, if the redemption price of Preferred Stock exceeds its issue price the difference ("redemption premium") may be taxable as a constructive distribution of additional Preferred Stock to the United States Holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because Preferred Stock provides for an optional right of redemption by the Company at a price in excess of the issue price, stockholders could be required to recognize such redemption premium under a constant interest rate method similar to that described below for accruing original issue discount ("OID") (see "Consequences of Owning Subordinated Debentures--Original Issue Discount") if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the United States Holder are not related within the meaning of the regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption), and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the regulations. Regardless of whether the optional redemption is more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. The Company intends to take the position that the existence of the Company's optional redemption right does not result in a constructive distribution to the United States Holders.

Redemption and Exchange for 10% Subordinated Debentures

    A redemption of shares of the Preferred Stock for cash or an exchange of the Preferred Stock for 10% Subordinated Debentures (or 10% Subordinated Debentures and cash in the case of dividend arrearages) will be a taxable transaction on which a United States Holder will generally recognize capital gain or loss (except to the extent of cash payments received on the exchange that are attributable to declared dividends which will be treated in the same manner as distributions described above) provided that a United States Holder owns no stock of the Company, actually or constructively, following a redemption or exchange. The gain or loss recognized on such exchange will generally be equal to the difference between the amount realized by the United States Holder of the Preferred Stock and such United States Holder's adjusted tax basis in the Preferred Stock surrendered in the redemption.

    In the case of a redemption for cash, the amount realized will be the cash received on the redemption. In the case of an exchange of Preferred Stock for 10% Subordinated Debentures, the amount realized on receipt of the 10% Subordinated Debenture would be equal to the "issue price" of the 10% Subordinated Debenture. Thus, the amount realized on the exchange will be equal to the issue price of the 10% Subordinated Debentures plus any cash received on the exchange (other than cash

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received with respect to declared dividends). The issue price of a 10%
Subordinated Debenture would be equal to (i) its fair market value as of the exchange date if the 10% Subordinated Debentures are traded on an established securities market on or at any time during the 60 day period ending 30 days after the exchange date or (ii) the fair market value at the exchange date of the Preferred Stock if such Preferred Stock is traded on an established securities market during the 60 day period ending 30 days after the exchange date but the 10% Subordinated Debentures are not. If neither the Preferred Stock nor the 10% Subordinated Debentures are so traded, the issue price of the 10% Subordinated Debentures is determined under Section 1274 of the Code, in which case the issue price would be the stated principal amount of the Subordinated Debentures provided that the yield on the 10% Subordinated Debentures is equal to or greater than the "applicable federal rate" in effect at the time the Preferred Stock is issued. If the yield on the 10% Subordinated Debentures is less than such applicable federal rate, its issue price under section 1274 of the Code would be equal to the present value as of the issue date of all payments to be made on the 10% Subordinated Debentures, discounted at the applicable federal rate. It cannot be determined at the present time whether the Preferred Stock or the 10% Subordinated Debentures will be, at the relevant time, traded on an established securities market within the meaning of the Proposed Regulations.

    Depending upon a United States Holder's particular circumstances, the tax consequences of holding 10% Subordinated Debentures may be less advantageous than the tax consequences of holding Preferred Stock because, for example, payments of interest on the Subordinated Debentures will not be eligible for any dividends-received deduction that may be available to corporate United States Holders and because, as discussed below, the 10% Subordinated Debentures may be issued with OID.

Payments of Interest on Notes and 10% Subordinated Debentures

    Except as set forth below, interest on a Note or a 10% Subordinated Debenture will generally be taxable to a United States Holder as ordinary income.

 Original Issue Discount

    10% Subordinated Debentures issued in exchange for Preferred Stock may be issued with OID, because their issue price is determined at the time of such exchange, as further discussed below. United States Holders of 10% Subordinated Debentures issued with OID will be subject to special tax accounting rules, as described in greater detail below. Holders of such 10% Subordinated Debentures should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, United States Holders of such 10% Subordinated Debentures generally will not be required to include separately in income cash payments received on 10% Subordinated Debentures issued with OID, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below). 10% Subordinated Debentures issued with OID will be referred to as "Original Issue Discount Debentures." If any 10% Subordinated Debentures are issued with OID, the Company will report to United States Holders on a timely basis the reportable amount of OID, if any, and interest income based on its understanding of then applicable law. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CONSEQUENCES OF OWNING 10% SUBORDINATED DEBENTURES.

    A 10% Subordinated Debenture with an "issue price" (determined as explained above--see "Redemption and Exchange for 10% Subordinated Debentures") that is less than its stated redemption price at maturity (the sum of all payments to be made on the 10% Subordinated Debenture other than "qualified stated interest") will be issued with OID if such difference is at least 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. With respect to the 10% Subordinated Debentures, (i) all interest payments on any 10% Subordinated Debenture issued will be qualified stated interest, (ii) the stated redemption price at maturity of any 10% Subordinated

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Debenture will be equal to its principal amount and (iii) any 10% Subordinated
Debenture will therefore be issued with OID only to the extent its principal amount exceeds its issue price (provided that such excess is not de minimis).

    In the case of a 10% Subordinated Debenture issued with de minimis OID (i.e., discount that is not OID because it is less than 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity), the United States Holder generally must include such de minimis OID in income as principal payments on the 10% Subordinated Debentures are made in proportion to the stated principal amount of the 10% Subordinated Debenture. Any amount of de minimis OID that has been included in income shall be treated as capital gain.

    The 10% Subordinated Debentures may be redeemed prior to their Stated Maturity at the option of the Company. Under the OID Regulations, if, based on all of the facts and circumstances as of the issue date, it is more likely than not that an Original Issue Discount Debenture's stated payment schedule will not occur, then the yield and maturity of the Original Issue Discount Debenture will be computed based on the payment schedule most likely to occur. Moreover, the Company will be deemed to exercise or not exercise its option to redeem the Original Issue Discount Debentures in a manner that minimizes the yield on the Original Issue Discount Debentures.

    United States Holders of Original Issue Discount Debentures must, in general, include OID in income in advance of the receipt of some or all of the related cash payments. The amount of OID includible in income by the initial United States Holder of an Original Issue Discount Debenture is the sum of the "daily portions" of OID with respect to the Original Issue Discount Debenture for each day during the taxable year or portion of the taxable year in which such United States Holder held such Debenture ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an Original Issue Discount Debenture may be of any length and may vary in length over the term of the Original Issue Discount Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (a) the product of the Original Issue Discount Debenture's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over
(b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The "adjusted issue price" of an Original Issue Discount Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments made on such Debenture (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, a United States Holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

    United States Holders may elect to treat all interest on any 10% Subordinated Debenture as OID and calculate the amount includible in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. The election is to be made for the taxable year in which the United States Holder acquired the 10% Subordinated Debenture, and may not be revoked without the consent of the Internal Revenue Service (the "IRS"). UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THIS ELECTION.

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 Market Discount on Resale of Notes or 10% Subordinated Debentures

    If a United States Holder purchases a Note or a 10% Subordinated Debenture (other than an Original Issue Discount Debenture) for an amount that is less than its stated redemption price at maturity or, in the case of an Original Issue Discount Debenture, its adjusted issue price, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note or a 10% Subordinated Debenture as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note or 10% Subordinated Debenture at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or 10% Subordinated Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note or 10% Subordinated Debenture.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note or 10% Subordinated Debenture, unless the United States Holder elects to accrue on a constant interest method. A United States Holder of a Note or 10% Subordinated Debenture may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

 Acquisition Premium; Amortizable Bond Premium

    A United States Holder that purchases a 10% Subordinated Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the 10% Subordinated Debenture after the purchase date other than payments of qualified stated interest will be considered to have purchased such 10% Subordinated Debenture at an "acquisition premium." Under the acquisition premium rules, the amount of OID, if any, which such United States Holder must include in its gross income with respect to such 10% Subordinated Debenture for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

    If at the time the Preferred Stock is exchanged for 10% Subordinated Debentures or at the time a subsequent United States Holder purchases 10% Subordinated Debentures or Notes, the United States Holder's tax basis in any such 10% Subordinated Debenture or Note exceeds the sum of all amounts payable on the 10% Subordinated Debenture or Note after the exchange date or purchase date other than qualified stated interest, such excess may constitute "premium" and such United States Holder will not be required to include any OID in income. A United States Holder generally may elect to amortize the premium over the remaining term of the 10% Subordinated Debenture or Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the 10% Subordinated Debenture or Note. Bond premium on a 10% Subordinated Debenture or Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the 10% Subordinated Debenture or Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

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 Redemption, Sale or Exchange of Notes and 10% Subordinated Debentures

    The adjusted tax basis of a United States Holder who received 10% Subordinated Debentures in exchange for Preferred Stock will, in general, be equal to the issue price of such 10% Subordinated Debentures, increased by OID and market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the 10% Subordinated Debentures other than qualified stated interest. A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest. Upon the redemption, sale, exchange or retirement of a Note or 10% Subordinated Debenture, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the redemption, sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Note or 10% Subordinated Debenture. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of redemption, sale, exchange or retirement the Note or 10% Subordinated Debenture has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

 Applicable High Yield Discount Obligations

    If the yield-to-maturity on Original Issue Discount Debentures equals or exceeds the sum of (x) the "applicable federal rate" (as determined under Section 1274(d) of the Code) in effect for the month in which the Original Issue Discount Debentures are issued (the "AFR") and (y) 5% and the OID on such Original Issue Discount Debentures is "significant", the Original Issue Discount Debentures will be considered "applicable high yield discount obligations" ("AHYDOs") under Section 163(i) of the Code. Consequently, the Company will not be allowed to take a deduction for interest (including OID) accrued on the Original Issue Discount Debentures for U.S. federal income tax purposes until such time as the Company actually pays such interest (including OID) in cash or in other property (other than stock or debt of the Company or a person deemed to be related to the Company under Section 453(f)(1) of the Code). Because the amount of OID, if any, attributable to the Original Issue Discount Debentures will be determined at such time such Original Issue Discount Debentures are issued and the AFR at the time such Original Issue Discount Debentures are issued in exchange for Preferred Stock is not predictable, it is impossible to determine at the present time whether an Original Issue Discount Debenture will be treated as an AHYDO.

    Moreover, if the yield-to-maturity on the Original Issue Discount Debenture exceeds the sum of (x) the AFR and (y) 6% (such excess shall be referred to hereinafter as the "Disqualified Yield"), the deduction for interest (including
OID) accrued on the Original Issue Discount Debentures will be permanently disallowed (regardless of whether the Company actually pays such interest or OID in cash or in other property) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the Disqualified Yield on the Original Issue Discount Debentures ("Dividend-Equivalent Interest"). For purposes of the dividends-received deduction, such Dividend-Equivalent Interest will be treated as a dividend to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits. Accordingly, a United States Holder of Original Issue Discount Debentures that is a corporation may be entitled to take a dividends-received deduction with respect to any Dividend-Equivalent Interest received by such corporate United States Holder on such Original Issue Discount Debentures.

Information Reporting and Backup Withholding

    In general, information reporting requirements will apply to certain payments of dividends, principal, interest, OID, if any, and premium and to the proceeds of sales of Notes, 10% Subordinated Debentures and Preferred Stock made to United States Holders other than certain exempt recipients

(such as corporations). A 31 percent backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such United States Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

Dividends on Preferred Stock

    Although as discussed above (see "Tax Consequences to United States Holders--Dividends on Preferred Stock"), distributions on the Preferred Stock will only be treated as dividends for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits (as determined under United States tax principles), distributions paid to a Non-United States Holder of Preferred Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States or, if a tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-United States Holder of Preferred Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    If it is subsequently determined that some or all of a distribution on the Preferred Stock should be treated as a return of capital, a Non-United States Holder may obtain a refund of some or all of the tax withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS"). A Non-United States Holder of Preferred Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Interest on Notes or 10% Subordinated Debentures

    Under present United States federal income tax law, and subject to the discussion below concerning backup withholding, no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest (which for purposes of this discussion includes OID) on a Note or 10% Subordinated Debenture owned by a Non-United States Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Note or 10% Subordinated Debenture is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

    To satisfy the requirement referred to in (iv) above, the beneficial owner of such Note or 10% Subordinated Debenture, or a financial institution holding the Note or 10% Subordinated Debenture on behalf of such owner, must provide, in accordance with specified procedures, the Company or its paying agent with a statement to the effect that the beneficial owner is not a U.S. person. Pursuant to current temporary Treasury regulations, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8 (or successor form)) or (2) a financial institution holding the Note or 10% Subordinated Debenture on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

    If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described above, payments of premium, if any, and interest (including OID) made to such Non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note or 10% Subordinated Debenture provides the Company or its paying agent, as the case may be, with a properly executed (1) Internal Revenue Service Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form 4224 (or successor form) stating that interest paid on the Note or 10% Subordinated Debenture is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

    If a Non-United States Holder is engaged in a trade or business in the United States and premium, if any, or interest (including OID) on the Note or 10% Subordinated Debenture is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest and OID on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest (including
OID) on a Note or 10% Subordinated Debenture will be included in such foreign corporation's earnings and profits.

Sale, Exchange, Redemption or other Disposition of Notes, 10% Subordinated Debentures or Preferred Stock

    A Non-United States Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of Notes, 10% Subordinated Debentures or Preferred Stock, including an exchange of Preferred Stock for 10% Subordinated Debentures, unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, or, if a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual and holds the Notes, 10% Subordinated Debentures or Preferred Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) in the case of Preferred Stock, the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company has not been, is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

    Unless shares of a United States corporation are treated as regularly traded on an established securities market (as defined in applicable Treasury regulations), or another exemption applies, upon a sale or other disposition of such shares by a Non-United States Holder, the transferee of such Shares would be required to withhold 10% of the proceeds of such sale or disposition if the United States corporation does not provide certification that it is not (and has not been during a specified period) a "U.S. real property holding corporation" for United States federal income tax purposes. Amounts withheld with respect to stock of a United States corporation that is not "U.S. real property holding corporation" for United States federal income tax purposes may be refunded to a Non-United States Holder who files an appropriate claim for refund with the IRS. It is anticipated that the Preferred Stock will not be treated as publicly traded for purposes of applicable Treasury regulations but that the New Preferred Stock, for which the Preferred Stock will be exchanged pursuant to an effective registration statement (See "Notice to Investors--Registration Rights"), will be treated as publicly traded for purposes of applicable Treasury regulations.

    If an individual Non-United States Holder falls under clause (i) above, he will be taxed on his net gain derived from the sale or other disposition under regular graduated United States federal income tax rates. If an individual Non-United States Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by United States capital losses recognized within the same taxable year as such sale or other disposition (notwithstanding the fact that he is not considered a resident of the United States).

    If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

    Preferred Stock held by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    A Note or 10% Subordinated Debenture beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note or 10% Subordinated Debenture would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

Information Reporting and Backup Withholding

    No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (iv) under "Non-United States Holders--Interest on Notes or 10% Subordinated Debentures" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

    In addition, backup withholding and information reporting will not apply if payments of dividends, principal, interest, OID or premium on a Note, 10% Subordinated Debenture, or Preferred Stock are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, 10% Subordinated Debenture or Preferred Stock, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note, 10% Subordinated Debenture or Preferred Stock to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments of principal, interest or the proceeds of a sale that are not subject to backup withholding under the current regulations.

    Payments of dividends, principal, interest, OID and premium on a Note, 10% Subordinated Debenture or Preferred Stock paid to the beneficial owner of a Note, 10% Subordinated Debenture or Preferred Stock by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, 10% Subordinated Debenture or Preferred Stock will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in
(a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

TAX CONSEQUENCES OF THE EXCHANGE OFFERS

    The exchanges of Old Notes for New Notes and Old Preferred Stock for New Preferred Stock will not constitute recognition events for federal income tax purposes. Consequently, no gain or loss will be recognized by Holders upon receipt of the New Notes or New Preferred Stock. For purposes of determining gain or loss upon the subsequent sale or exchange of New Notes or New Preferred Stock, a Holder's basis in New Notes or New Preferred Stock will be the same as such Holder's basis in the Old Notes or Old Preferred Stock exchanged therefor. Holders will be considered to have held the New Notes or New Preferred Stock from the time of their original acquisition of the Old Notes or Old Preferred Stock.

                                 LEGAL MATTERS


    The legality under state law of the New Notes, the New Preferred Stock and the New Subordinated Debentures and certain tax matters will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.


                                    EXPERTS

    The consolidated financial statements and the related financial statement schedules of K-III Communications Corporation and subsidiaries incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


    The unaudited pro forma statements of consolidated operations for the three months ended March 31, 1996 and the year ended December 31, 1995 give effect to the following transactions and events as if they had occurred on January 1, 1995: (i) the acquisitions of certain net assets or capital stock all of which have been completed as described in Notes 4 and 29 of the notes to the Company's consolidated financial statements for the years ended December 31, 1995, 1994 and 1993, incorporated by reference into this Prospectus, and the acquisition of the common stock of Westcott Communications, Inc. ("Westcott") which occurred on May 30, 1996 as described on the Company's Current Report on Form 8-K dated June 14, 1996 incorporated by reference into this Prospectus (collectively referred to as the "Acquired Businesses"); (ii) the divestitures of Sales Prospector, Lakewood Publications, Inc. and Motorcycle Product News which were acquired in 1995, Newfield and Premiere magazine (collectively referred to as the "Divested Businesses"); (iii) the August 3, 1995 redemption (the "Redemption") of old preferred stock through borrowings under the Old Revolving Credit Agreement;
(iv) the Initial Public Offering and (v) the Offerings. The adjustments to reflect the acquisition of the Acquired Businesses, the divestiture of the Divested Businesses, the Redemption, the Initial Public Offering and the Offerings are hereinafter referred to as the "Pro Forma Adjustments." The unaudited pro forma consolidated balance sheet as of March 31, 1996 gives effect to the acquisition of Westcott as if it occurred on March 31, 1996.



    The Company believes the accounting used for the Pro Forma Adjustments provides a reasonable basis on which to present the pro forma consolidated financial data. The pro forma consolidated balance sheet and statements of consolidated operations are unaudited and were derived by adjusting the historical consolidated financial statements of the Company. THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS HAD THE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED AND DO NOT PROJECT THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR CONSOLIDATED RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.



    The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and Westcott and the notes thereto incorporated by reference into this Prospectus.

            UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  PRO FORMA ADJUSTMENTS
                                                                -------------------------
                                                                 ACQUIRED                     PRO FORMA
                                                HISTORICAL      BUSINESSES(1) OFFERINGS(2)   CONSOLIDATED
                                               -------------    ----------    -----------    ------------
Sales, net:
  Education.................................     $  83,052       $  24,167     $             $    107,219
  Information...............................        67,854                                         67,854
  Media.....................................       164,047                                        164,047
                                               -------------    ----------    -----------    ------------
Total sales, net............................       314,953          24,167                        339,120

Operating costs and expenses:
  Cost of goods sold........................        83,445           6,862                         90,307
  Marketing and selling.....................        60,798           6,369                         67,167
  Distribution, circulation and
  fulfillment...............................        55,481           3,148                         58,629
  Editorial.................................        22,145                                         22,145
  Other general expenses....................        36,074           2,082                         38,156
  Corporate administrative expenses.........         5,798                                          5,798
  Depreciation and amortization of
    prepublication costs, property and
    equipment...............................         7,674           2,256                          9,930
  Amortization of intangible assets, excess
    of purchase price over net assets
    acquired and other......................        36,553          11,108                         47,661
                                               -------------    ----------    -----------    ------------
Operating income (loss) ....................         6,985          (7,658)                          (673)

Other income (expense):
  Interest expense..........................       (28,051)         (7,618)          579          (35,090)
  Amortization of deferred financing
    costs...................................          (900)                          (33)            (933)
  Other, net................................         1,226             809                          2,035
                                               -------------    ----------    -----------    ------------
Net income (loss)...........................       (20,740)        (14,467)          546          (34,661)
Preferred stock dividends:
  Non-cash..................................        (3,969)                                        (3,969)
  Cash......................................        (2,875)                       (5,000)          (7,875)
                                               -------------    ----------    -----------    ------------
Loss applicable to common shareholders(3)...     $ (27,584)      $ (14,467)    $  (4,454)    $    (46,505)
                                               -------------    ----------    -----------    ------------
                                               -------------    ----------    -----------    ------------
Pro forma loss per common and common
equivalent share(4).........................                                                 $       (.36)
                                                                                             ------------
                                                                                             ------------
Pro forma common and common equivalent
shares outstanding(4).......................                                                  128,502,847
                                                                                             ------------
                                                                                             ------------
Ratio of earnings to fixed
charges(3)(5)(6)............................                                                      --
                                                                                             ------------
                                                                                             ------------
Ratio of earnings to combined fixed charges
and preferred stock dividends(3)(5)(6)......                                                      --
                                                                                             ------------
                                                                                             ------------


         See notes to unaudited pro forma consolidated financial data.

            UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    PRO FORMA ADJUSTMENTS
                                           -------------------------------------------------------------------------------------
                                                                                           INITIAL
                                             ACQUIRED       DIVESTED                       PUBLIC                    PRO FORMA
                               HISTORICAL  BUSINESSES(1)  BUSINESSES(7)  REDEMPTION(8)   OFFERING(9)  OFFERINGS(2)  CONSOLIDATED
                               ----------  -------------  -------------  -------------   -----------  ------------  ------------
Sales, net:
 Education...................  $  330,414    $  97,799      $               $              $           $            $   428,213
 Information.................     263,542       11,179                                                                  274,721
 Media.......................     452,373      187,665                                                                  640,038
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Total sales, net.............   1,046,329      296,643                                                                1,342,972
Operating costs and expenses:
 Cost of goods sold..........     251,347       86,943                                                                  338,290
 Marketing and selling.......     177,167       48,771                                                                  225,938
 Distribution, circulation
   and fulfillment...........     188,147       44,910                                                                  233,057
 Editorial...................      73,703       13,307                                                                   87,010
 Other general expenses......     122,816       30,076                                                                  152,892
 Corporate administrative
   expenses..................      17,034                                                                                17,034
 Depreciation and
   amortization of
   prepublication costs,                                                                                                 36,735
   property and equipment....      25,761       10,974
 Provision for loss on the
   sales of businesses,                                                                                                      --
   net.......................      35,447                     (35,447)
 Restructuring and other                                                                                                 14,667
   costs.....................      14,667
 Amortization of intangible
   assets, excess of purchase
   price over net assets
   acquired and other........     166,515       94,938                                                                  261,453
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Operating income (loss)......     (26,275)     (33,276)        35,447                                                   (24,104)
Other income (expense):
 Interest expense............    (105,384)     (54,525)         2,054        (2,231)         9,889           9,506     (140,691)
 Amortization of deferred
   financing costs...........      (3,135)                                                                    (638)      (3,773)
 Other, net..................        (241)         591                                                                      350
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Income (loss) before income
taxes........................    (135,035)     (87,210)        37,501        (2,231)         9,889           8,868     (168,218)
Income tax benefit...........      59,600                                                                                59,600
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Net income (loss)............     (75,435)     (87,210)        37,501        (2,231)         9,889           8,868     (108,618)
Preferred stock dividends:
 Non-cash....................     (17,478)                                    2,691                                     (14,787)
 Cash........................     (11,500)                                                                 (20,000)     (31,500)
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Income (loss) applicable to
 common shareholders(3)......  $ (104,413)   $ (87,210)     $  37,501       $   460        $ 9,889     $   (11,132) $  (154,905)
                               ----------  -------------  -------------      ------          -----    ------------  -----------
                               ----------  -------------  -------------      ------          -----    ------------  -----------
Pro forma loss per common and
common equivalent share(4)...                                                                                       $     (1.20)
                                                                                                                    -----------
Pro forma common and common                                                                                         -----------
equivalent shares
outstanding(4)...............                                                                                       129,452,500
                                                                                                                    -----------
Ratio of earnings to fixed                                                                                          -----------
 charges (3)(5)(6)...........                                                                                           --
                                                                                                                    -----------
Ratio of earnings to combined                                                                                       -----------
 fixed charges and preferred
 stock dividends (3)(5)(6)...                                                                                           --
                                                                                                                    -----------
                                                                                                                    -----------



         See notes to unaudited pro forma consolidated financial data.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                       HISTORICAL
                                                ------------------------          PRO FORMA         PRO FORMA
                                                  K-III      WESTCOTT(1)         ADJUSTMENTS       CONSOLIDATED
                                                ----------   -----------         -----------       ------------
ASSETS
Current assets:

 Cash and cash equivalents....................  $   32,222    $  17,208           $ 445,000(10)     $   49,430
                                                                                   (445,000)(11)
 Accounts receivable, net.....................     201,475       23,277                (745)(12)       224,007
 Inventories, net.............................      66,779        7,769              (3,205)(12)        71,343
 Net assets held for sale.....................       5,339                                               5,339
 Prepaid expenses and other...................      28,063        8,112              (5,094)(12)        31,081
                                                ----------   -----------         -----------       ------------
     Total current assets.....................     333,878       56,366              (9,044)           381,200
Property and equipment, net...................     109,370       32,049               1,020(12)        142,439

Other intangible assets, net..................     675,404        2,920             197,950(12)        873,354
                                                                                     (2,920)(12)
Excess of purchase price over net assets
 acquired, net................................     731,802       20,069             197,951(12)        929,753
                                                                                    (20,069)(12)

Investment in Westcott........................                                      445,000(11)        --
                                                                                   (445,000)(12)
Other non-current assets......................     238,512       18,001             (11,472)(12)       245,041
                                                ----------   -----------         -----------       ------------
                                                $2,088,966    $ 129,405           $ 353,416         $2,571,787
                                                ----------   -----------         -----------       ------------
                                                ----------   -----------         -----------       ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable.............................  $   73,245    $   1,462           $                 $   74,707
 Accrued interest payable.....................      23,449                                              23,449
 Accrued expenses and other...................     125,405        8,260              16,572(12)        150,237
 Deferred revenues............................     135,125       11,527                                146,652
 Current maturities of long-term debt.........       6,000           10                 (10)(12)         6,000
                                                ----------   -----------         -----------       ------------
     Total current liabilities................     363,224       21,259              16,562            401,045
                                                ----------   -----------         -----------       ------------

Long-term debt................................   1,169,037           14                 (14)(12)     1,614,037
                                                                                    445,000(10)
                                                ----------   -----------         -----------       ------------
Other non-current liabilities.................      33,038        3,092              (3,092)(12)        33,038
                                                ----------   -----------         -----------       ------------
$2.875 Senior Exchangeable Preferred Stock....      98,060                                              98,060
                                                ----------   -----------         -----------       ------------
$11.625 Series B Exchangeable Preferred
 Stock........................................     137,663                                             137,663
                                                ----------   -----------         -----------       ------------
$10.00 Series C Exchangeable Preferred
 Stock........................................     193,807                                             193,807
                                                ----------   -----------         -----------       ------------
Common stock subject to redemption............      25,340                                              25,340
                                                ----------   -----------         -----------       ------------
Shareholders' equity
 Common stock.................................       1,263          198                (198)(12)         1,263
 Additional paid-in capital...................     752,017       74,089             (74,089)(12)       752,017
 Retained earnings (accumulated deficit)......    (683,200)      30,909             (30,909)(12)      (683,200)
 Less treasury shares at cost: 45,920
   shares.....................................                     (156)                156(12)        --
 Cumulative foreign currency translation
   adjustments................................      (1,283)                                             (1,283)
                                                ----------   -----------         -----------       ------------
     Total shareholders' equity...............      68,797      105,040            (105,040)            68,797
                                                ----------   -----------         -----------       ------------
                                                $2,088,966    $ 129,405           $ 353,416         $2,571,787
                                                ----------   -----------         -----------       ------------
                                                ----------   -----------         -----------       ------------

         See notes to unaudited pro forma consolidated financial data.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)


 (1) Reflects the operating results of the Acquired Businesses as if such businesses were acquired on January 1, 1995. For those acquisitions for which asset appraisals have not yet been finalized, pro forma amortization expense approximates the estimated amortization under straight-line and accelerated methods over the life of the intangible assets. The pro forma interest expense adjustment reflects the additional borrowings to finance the acquisitions at an assumed weighted average rate of 7.17% for the three months ended March 31, 1996 and 7.28% for the year ended December 31, 1995.



 (2) Reflects the Offerings as if they had occurred on January 1, 1995 and the use of the proceeds to pay down borrowings under the Old Revolving Credit Agreement. The pro forma interest expense adjustment reflects the interest expense on the Old Notes at 8.50% and the reduction of borrowing levels at an assumed weighted average rate of 7.17% for the three months ended March 31, 1996 and 7.28% for the year ended December 31, 1995. The pro forma amortization of deferred financing costs adjustment reflects the amortization of the deferred financing costs related to the Old Notes over the ten-year term. The pro forma preferred stock dividend adjustment reflects a dividend rate of 10.00% on the Old Preferred Stock.



 (3) The calculation of the pro forma income (loss) applicable to common shareholders includes non-cash charges for depreciation and amortization of property and equipment, prepublication costs, intangible assets, excess of purchase price over net assets acquired and deferred financing costs, restructuring and other costs, non-cash interest expense on an acquisition obligation, distribution advance, original issue discount and other current liability, and non-cash preferred stock dividend requirements. These pro forma non-cash charges totaled $64,174 for the three months ended March 31, 1996 and $327,510 for the year ended December 31, 1995.



 (4) Pro forma loss per common and common equivalent share for the year ended December 31, 1995 was computed using the weighted average number of Common Stock shares outstanding during the year assuming that the issuance of the 17,250,000 shares of Common Stock in the Initial Public Offering occurred on January 1, 1995. The weighted average number of Common Stock shares outstanding during 1995 (for the quarters prior to the initial filing of the registration statement for the Initial Public Offering) includes incremental shares for the Common Stock issued and non-qualified options granted to purchase Common Stock which were issued within one year prior to the initial filing of the registration statement for an Initial Public Offering in September 1995, at a purchase price below $10.00 per share (the "Incremental Shares"). Such Incremental Shares were determined utilizing the treasury stock method. The effect of the assumed exercise of stock options which were issued in periods prior to the one-year period previously mentioned is not included because the effect is antidilutive. Pro forma loss per common share assuming full dilution is not presented because such calculation is antidilutive.



 (5) The pro forma ratio of earnings to fixed charges consists of loss before income taxes plus fixed charges divided by fixed charges. Loss before income taxes includes (i) depreciation and amortization of prepublication costs, deferred financing costs, property and equipment, intangible assets and excess of purchase price over net assets acquired, (ii) interest expense, (iii) restructuring and other costs and (iv) that portion of operating rental expense that represents interest. Prepublication costs include editorial, artwork, composition and printing plate costs incurred prior to publication date. Fixed charges consist of interest expense associated with long-term debt and other non-current obligations (including current maturities of long-term debt), amortization of deferred financing costs and that portion of operating rental expense that represents interest.



 (6) The Company's pro forma earnings would have been inadequate to cover pro forma fixed charges and pro forma fixed charges plus preferred stock dividends by $34,661 and $46,505, respectively,

                             (DOLLARS IN THOUSANDS)


    for the three months ended March 31, 1996 and by $168,218 and $214,505, respectively, for the year ended December 31, 1995. Adjusted to eliminate the non-cash charges in Note 3 above, such pro forma earnings would have exceeded pro forma fixed charges and pro forma fixed charges plus preferred stock cash dividend requirements by $25,544 and $17,669, respectively, for the three months ended March 31, 1996 and by $144,505 and $113,005, respectively, for the year ended December 31, 1995.



 (7) Reflects the elimination of the net provision for the loss on the sales of the Divested Businesses as if such businesses were divested on January 1, 1995. The pro forma interest expense adjustment assumes the use of proceeds from such divestitures to pay down borrowings under the Old Revolving Credit Agreement, and the related reduction of interest expense at an assumed weighted average rate of 7.28% for the year ended December 31, 1995.



 (8) Reflects the redemption of old preferred stock and elimination of related dividends as if such redemption occurred on January 1, 1995 through borrowings under the Old Revolving Credit Agreement. The pro forma interest expense adjustment reflects the additional borrowings to fund the redemption at an assumed weighted average rate of 7.28% for the year ended December 31, 1995.



 (9) Reflects the use of proceeds from the Company's Initial Public Offering of Common Stock to pay down borrowings under the Old Revolving Credit Agreement. The pro forma interest expense adjustment reflects the reduction of borrowing levels at an assumed weighted average rate of 7.28% for the year ended December 31, 1995.



(10) To record the additional borrowings to finance the acquisition of Westcott.



(11) To record the acquisition of the common stock of Westcott.



(12) To eliminate Westcott's historical equity and allocate the purchase price of Westcott based on the estimated fair values of the assets acquired and liabilities assumed. The following is a summary of the estimated purchase price allocation related to the Westcott acquisition:



Total purchase price............................................    $445,000
Less: estimated fair value of assets and liabilities assumed....      49,099
Less: estimated fair value of identifiable other intangible
assets..........................................................     197,950
                                                                   ---------
Excess of purchase price over the fair value of the net assets
acquired........................................................    $197,951
                                                                   ---------
                                                                   ---------



The excess of the purchase price over the net assets acquired and the identifiable other intangible assets will be amortized using both straight-line and accelerated amortization methods with useful lives generally ranging from 1 to 40 years, in accordance with K-III's accounting policies. The identifiable other intangible assets consist of the estimated fair values allocated to trademarks, video library, subscriber and customer lists, non-compete agreements and other. The allocation of the purchase price is subject to adjustment when additional information concerning asset and liability valuations is obtained. The final asset and liability fair values may differ from those set forth in the accompanying unaudited pro forma consolidated balance sheet; however, the changes are not expected to have a material effect on the consolidated financial position of the Company.

                              THE BANK OF NEW YORK

                        AS EXCHANGE AGENT FOR THE NOTES

           By Mail:                By Facsimile Transmission:      By Hand or Overnight Courier:

    Reorganization Section               (212) 571-3080               Reorganization Section
  101 Barclay Street--7 East          Confirm by Telephone:         101 Barclay Street--7 East
      New York, NY 10286                 (212) 815-2742                 New York, NY 10286
    Attention: Henry Lopez                                            Attention: Henry Lopez

                   AS EXCHANGE AGENT FOR THE PREFERRED STOCK

           By Mail:                By Facsimile Transmission:      By Hand or Overnight Courier:

       Tender & Exchange           (For Eligible Institutions            Tender & Exchange
          Department                          Only)                         Department
        P.O. Box 11248                   (212) 815-6213                 101 Barclay Street
     Church Street Station       Confirm Facsimile by Telephone:    Receive and Deliver Window
    New York, NY 10286-1248          (For Confirmation Only)            New York, NY 10286
                                         (800) 507-9357

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    K-III is a Delaware Corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference also is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article 8 of the Certificate of Incorporation of K-III provides that except as provided under the DGCL, directors of K-III shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director. Article 4 of the By-laws of K-III provides for indemnification of the officers and directors of K-III to the full extent permitted by applicable law and provides for the advancement of expenses.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


 4.1    --    Note Indenture (including form of note and form of guarantee).*
 4.2    --    Form of 10% Subordinated Debenture Indenture (including form of note).*
 4.3    --    Form of Certificate of Designations for the New Preferred Stock.*
 5      --    Opinion of Simpson Thacher & Bartlett regarding the legality of the securities being registered.*
 8      --    Opinion of Simpson Thacher & Bartlett regarding the material United States Federal income tax consequences to holders of the securities being registered.*
11      --    Statement regarding computation of per share earnings.
12      --    Statement regarding computation of ratios of earnings to fixed charges.
23.1    --    Consent of Deloitte & Touche LLP.
23.2    --    Consent of Simpson Thacher & Bartlett (included in their opinion filed as Exhibit
              5).*
23.3    --    Consent of Ernst & Young LLP.
24      --    Powers of Attorney (included on signature pages hereto).*
25.1    --    Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee for the Notes.*

25.2    --    Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee for the 10% Subordinated Debentures.*
99.1    --    Forms of Letters of Transmittal and related documents to be used in connection with the
              Exchange Offers.
99.2    --    Forms of Notices of Guaranteed Delivery.*
99.3    --    Form of Exchange Agent Agreement between The Bank of New York and K-III.*


- ------------


*Previously filed.


ITEM 22. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 25, 1996.


                                          K-III COMMUNICATIONS CORPORATION


                                          By    /s/ BEVERLY C. CHELL
                                             ...................................
                                                     (Beverly C. Chell)
                                                         Secretary



  Argus Publishers Corporation        K-III Directory Corporation
  Bacon's Information, Inc.           K-III Holdings Corporation III
  Channel One Communications          K-III HPC, Inc.
  Corporation                         K-III KG Corporation--Massachusetts
  Daily Racing Form, Inc.             K-III KG Corporation--New York I
  DRF Finance, Inc.                   K-III KG Corporation--New York II
  The Electronics Source Book, Inc.   K-III Magazine Corporation
  Funk & Wagnalls Yearbook Corp.      K-III Magazine Finance Corporation
  Haas Publishing Companies, Inc.     K-III Prime Corporation
  Intermodal Publishing Company,      K-III Reference Corporation
  Ltd.                                Krames Communications Incorporated
  Intertec Market Reports, Inc.       Lifetime Learning Systems, Inc.
  Intertec Presentations, Inc.        McMullen Argus Publishing, Inc.
  Intertec Publishing Corporation     MH West, Inc.
  The Katharine Gibbs Schools, Inc.   Musical America Publishing, Inc.
  The Katharine Gibbs Schools of      Nelson Publications, Inc.
  Montclair, Inc.                     Newbridge Communications, Inc.
  The Katharine Gibbs Schools of      Paramount Publishing, Inc.
  Norwalk, Inc.                       PJS Publications, Inc.
  The Katharine Gibbs Schools of      R.E.R. Publishing Corporation
  Piscataway, Inc.                    Stagebill, Inc.
  The Katharine Gibbs Schools of      Symbol of Excellence Publishers,
  Providence, Inc.                    Inc.
                                      Weekly Reader Corporation



                                       By    /s/ BEVERLY C. CHELL
                                          ...................................
                                                  (Beverly C. Chell)
                                                      Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on June 25, 1996.



              SIGNATURES                               TITLE
- ---------------------------------------    -----------------------------

                *                          Principal Executive Officer
 .......................................      and Director
          (William F. Reilly)

                *                          Principal Financial Officer
 .......................................      and Director
         (Charles G. McCurdy)

                *                          Director
 .......................................
          (Beverly C. Chell)

                *                          Principal Accounting Officer
 .......................................
         (Curtis A. Thompson)

 .......................................    Director
           (Henry R. Kravis)

 .......................................    Director
          (George R. Roberts)


 .......................................    Director
          (Michael T. Tokarz)

                *                          Director
 .......................................
            (Perry Golkin)


* By    /s/ BEVERLY C. CHELL
    ...................................
          (Beverly C. Chell)
           Attorney-in-Fact

                                    EXHIBIT INDEX

EXHIBITS                             DESCRIPTION
- --------                             -----------

 4.1    --    Note Indenture (including form of note and form of guarantee).*
 4.2    --    Form of 10% Subordinated Debenture Indenture (including form of note).*
 4.3    --    Form of Certificate of Designations for the New Preferred Stock.*
 5      --    Opinion of Simpson Thacher & Bartlett regarding the legality of the securities being registered.*
 8      --    Opinion of Simpson Thacher & Bartlett regarding the material United States Federal income tax consequences to holders of the securities being registered.*
11      --    Statement regarding computation of per share earnings.
12      --    Statement regarding computation of ratios of earnings to fixed charges.
23.1    --    Consent of Deloitte & Touche LLP.
23.2    --    Consent of Simpson Thacher & Bartlett (included in their opinion filed as Exhibit
              5).*
23.3    --    Consent of Ernst & Young LLP.
24      --    Powers of Attorney (included on signature pages hereto).*
25.1    --    Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee for the Notes.*
25.2    --    Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee for the 10% Subordinated Debentures.*
99.1    --    Forms of Letters of Transmittal and related documents to be used in connection with the
              Exchange Offers.
99.2    --    Forms of Notices of Guaranteed Delivery.*
99.3    --    Form of Exchange Agent Agreement between The Bank of New York and K-III.*


____________________

* Previously filed.